   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 3, 2000

                                            1933 ACT REGISTRATION NO. _________
                                            1940 ACT REGISTRATION NO. 811-07975

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X ]
                      PRE-EFFECTIVE AMENDMENT NO. ___ [ ]
                      POST-EFFECTIVE AMENDMENT NO. ___ [ ]

                                      AND

      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X ]
                      POST-EFFECTIVE AMENDMENT NO.___ [ ]
                        (CHECK APPROPRIATE BOX OR BOXES)

                   PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM
                            VARIABLE ANNUITY ACCOUNT
                           (Exact Name of Registrant)

                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                              (Name of Depositor)

                             213 WASHINGTON STREET
                         NEWARK, NEW JERSEY 07102-2992

                                 (973) 802-5740

   (Address and telephone number of depositor's principal executive offices)

                               THOMAS C. CASTANO
                              ASSISTANT SECRETARY
                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                             213 WASHINGTON STREET
                         NEWARK, NEW JERSEY 07102-2992

                                 (973) 802-4708

                    (Name and address of agent for service)

                                   Copies to:

         CHRISTOPHER E. PALMER                        WILLIAM V. HEALEY
           MICHAEL K. ISENMAN
             SHEA & GARDNER              CHIEF LEGAL OFFICER - PRUDENTIAL INVESTMENTS
    1800 MASSACHUSETTS AVENUE, N.W.      THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
         WASHINGTON, D.C. 20036                      100 MULBERRY STREET
             (202) 828-2093                     NEWARK, NEW JERSEY 07102-4077
                                                        (973) 367-1388

It is proposed that this filing will become effective (check appropriate space):
    [  ] immediately upon filing pursuant to paragraph (b) of Rule 485
    [  ] on __________ pursuant to paragraph (b) of Rule 485
    [  ] 60 days after filing pursuant to paragraph (a)(1) of Rule 485
    [  ] on __________pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:
    [  ] on __________pursuant to paragraph (a)(1) of Rule 485

                     Title of Securities Being Registered:
               Interests in Individual Variable Annuity Contracts

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission may determine.

STRATEGIC PARTNERS
ANNUITY ONE(SM)
VARIABLE ANNUITY
--------------------------------------------------------------------------------

PROSPECTUS: OCTOBER __, 2000

THIS PROSPECTUS DESCRIBES AN INDIVIDUAL VARIABLE ANNUITY CONTRACT OFFERED BY PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY (PRUCO LIFE OF NEW JERSEY). PRUCO LIFE OF NEW JERSEY IS AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA.

THE FUNDS
--------------------------------------------------------------------------------

Strategic Partners Annuity One offers a wide variety of investment choices, including 25 variable investment options that invest in mutual funds managed by these leading asset managers:

PRUDENTIAL INVESTMENTS
JENNISON ASSOCIATES
AIM ADVISORS
ALLIANCE CAPITAL MANAGEMENT
BANKERS TRUST, PART OF DEUTSCHE ASSET MANAGEMENT
DAVIS SELECT ADVISERS
FIDELITY MANAGEMENT AND RESEARCH
INVESCO
JANUS CAPITAL
MFS
PIMCO

You may choose between two versions of Strategic Partners Annuity One. One version, the Contract With Credit, provides for a bonus credit that we add to each purchase payment you make. If you choose this version of Annuity One, some charges and expenses may be higher than if you choose the version without the credit. Those higher charges could exceed the amount of the credit under some circumstances, particularly if you withdraw purchase payments within a few years of making those purchase payments.

PLEASE READ THIS PROSPECTUS
--------------------------------------------------------------------------------

Please read this prospectus before purchasing a Strategic Partners Annuity One variable annuity contract, and keep it for future reference. Current prospectuses for the underlying mutual funds accompany this prospectus. These prospectuses contain important information about the mutual funds. Please read these prospectuses and keep them for reference as well.

TO LEARN MORE ABOUT STRATEGIC PARTNERS ANNUITY ONE

--------------------------------------------------------------------------------

To learn more about the Strategic Partners Annuity One variable annuity, you can request a copy of the Statement of Additional Information (SAI) dated September 18, 2000. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the Strategic Partners Annuity One SAI, material incorporated by reference, and other information regarding registrants that file electronically with the SEC. The Table of Contents of the SAI is on Page 47 of this prospectus.

FOR A FREE COPY OF THE SAI CALL US AT:
--------------------------------------------------------------------------------

(888)  PRU-2888 or write to us at:

Prudential Annuity Service Center
P.O. Box 7960
Philadelphia, PA 19101


THE SEC HAS NOT DETERMINED THAT THIS CONTRACT IS A GOOD INVESTMENT, NOR HAS THE SEC DETERMINED THAT THIS PROSPECTUS IS COMPLETE OR ACCURATE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE. INVESTMENT IN A VARIABLE ANNUITY CONTRACT IS SUBJECT TO RISK, INCLUDING THE POSSIBLE LOSS OF YOUR MONEY. AN INVESTMENT IN STRATEGIC PARTNERS ANNUITY ONE IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

CONTENTS
--------------------------------------------------------------------------------

                  PART I: STRATEGIC PARTNERS ANNUITY ONE PROSPECTUS

                  SUMMARY
                           Glossary.............................................
                           Summary..............................................
                           Summary of Contract Expenses.........................
                           Expense Examples.....................................

                  PART II: STRATEGIC PARTNERS ANNUITY ONE PROSPECTUS

                  SECTIONS 1--9

                      Section 1: What is the Strategic Partners Annuity One
                        Variable Annuity?.......................................
                           Short Term Cancellation Right or "Free Look".........

                      Section 2: What Investment Options Can I Choose?..........
                           Variable Investment Options..........................
                           Fixed Interest Rate Options..........................
                           Transfers Among Options..............................
                           Other Available Features.............................
                           Voting Rights........................................
                           Substitution.........................................
                      Section 3: What Kind of Payments Will I Receive During
                        the Income Phase? (Annuitization).......................

                               Option 1: Annuity Payments for a Fixed
                             Period.............................................
                               Option 2: Life Annuity with 120 Payments (10
                             Years) Certain.....................................
                               Other Annuity Options............................
                      Section 4: What is the Death Benefit?.....................
                           Beneficiary..........................................
                           Calculation of the Death Benefit.....................
                           Payout Options.......................................

                      Section 5: How Can I Purchase a Strategic Partners
                        Annuity One Contract?...................................
                           Purchase Payments....................................
                           Allocation of Purchase Payments......................
                           Credits..............................................
                           Calculating Contract Value...........................

                      Section 6: What are the Expenses Associated with the
                        Strategic Partners Annuity One Contract?................
                           Insurance and Administrative Charge..................

                           Annual Contract Fee..................................
                           Withdrawal Charge....................................
                           Premium Taxes........................................
                           Transfer Fee.........................................
                           Company Taxes........................................

                      Section 7: How Can I Access My Money?.....................
                           Withdrawals During the Accumulation Phase............
                           Automated Withdrawals................................
                           Suspension of Payments or Transfers..................

                      Section 8: What are the Tax Considerations Associated
                        with the Strategic Partners Annuity One Contract?.......
                           Contracts Owned by Individuals (Not Associated with
                             Tax Favored Retirement Plans)......................

                           Contracts Held by Tax-Favored Plans..................

                      Section 9: Other Information..............................
                           Pruco Life Insurance Company of New Jersey...........
                           The Separate Account.................................
                           Sale and Distribution of the Contract................
                           Assignment...........................................
                           Financial Statements.................................
                           Statement of Additional Information..................
                           IRA Disclosure Statement.............................

                  PART III: PROSPECTUSES

                  VARIABLE INVESTMENT OPTIONS

                   THE PRUDENTIAL SERIES FUND, INC.

                   JANUS ASPEN SERIES

                       This page intentionally left blank

                                 PART I SUMMARY
--------------------------------------------------------------------------------
STRATEGIC PARTNERS ANNUITY ONE PROSPECTUS

GLOSSARY
--------------------------------------------------------------------------------

WE HAVE TRIED TO MAKE THIS PROSPECTUS AS EASY TO READ AND UNDERSTAND AS POSSIBLE. BY THE NATURE OF THE CONTRACT, HOWEVER, CERTAIN TECHNICAL WORDS OR TERMS ARE UNAVOIDABLE. WE HAVE IDENTIFIED THE FOLLOWING AS SOME OF THESE WORDS OR TERMS.

ACCUMULATION PHASE

The period that begins with the contract date (which we define below) and ends when you start receiving income payments, or earlier if the contract is terminated through a full withdrawal or payment of a death benefit.

ADJUSTED CONTRACT VALUE

When you begin receiving income payments, the value of your contract minus, if you have chosen the Contract With Credit, any credit that has not yet vested.

ANNUITANT

The person whose life determines the amount of income payments that we will pay.

ANNUITY DATE

The date when income payments are scheduled to begin.

BENEFICIARY

The person(s) or entity you have chosen to receive a death benefit.

CONTRACT DATE

The date on which we credit your initial purchase payment. We will credit the initial purchase payment to your contract within two business days from the day on which we receive your payment and all necessary paperwork in good order at the Prudential Annuity Service Center. Contract anniversaries are measured from the contract date. A contract year starts on the contract date or on a contract anniversary.

CONTRACT OWNER, OWNER, OR YOU

The person entitled to the ownership rights under the contract.

CONTRACT VALUE

This is the total value of your contract, equal to the sum of the values of your investment in each investment option you have chosen. Your contract value will go up or down based on the performance of the investment options you choose.

CONTRACT WITH CREDIT

A version of the annuity contract that provides for a bonus credit with each purchase payment that you make, has higher withdrawal charges and a longer withdrawal charge period, and has no fixed rate investment options available.

CONTRACT WITHOUT CREDIT

A version of the annuity contract that does not provide a credit, has lower withdrawal charges and a shorter withdrawal charge period, and offers two fixed rate investment options: a one-year fixed rate option and a dollar cost averaging fixed rate option.

CREDIT

If you choose the Contract With Credit (which we previously defined), this is the bonus amount that we allocate to your account each time you make a purchase payment. The amount of the credit is a percentage of the purchase payment. The credit is subject to a vesting schedule, which means that if you withdraw all or part of a purchase payment within a certain period, or you begin the income phase or we pay a death benefit during that period, we may take back all or part of the credit. See "How Can I Purchase A Strategic Partners Annuity One Contract" on page 35.

DEATH BENEFIT

If the owner dies, the beneficiary you designate will receive, at a minimum, the total amount invested or a potentially greater amount related to market appreciation. A guaranteed minimum death benefit is available for an additional charge.

FIXED INTEREST RATE OPTIONS

Under the Contract Without Credit (which we previously defined), these are investment options that offer a fixed rate of interest for either a one-year period (fixed rate option) or a selected period during which periodic transfers are made to selected variable investment options (dollar cost averaging fixed rate option). The fixed interest rate options are available only with the Contract Without Credit.

GUARANTEED MINIMUM DEATH BENEFIT

An optional feature available for an additional charge that guarantees that the death benefit that the beneficiary receives will be no less than a certain "protected value". Currently, the protected value for the guaranteed minimum death benefit equals the "step-up value," which we define below.

INCOME OPTIONS

Options under the contract that define the frequency and duration of income payments. In your contract, we also refer to these as payout or annuity options.

INCOME PHASE

The period in which you receive income payments under the contract.

INVESTED PURCHASE PAYMENTS

Your purchase payments (which we define below) less any deduction we make for any tax charge.

NET PURCHASE PAYMENTS

Your total purchase payments (which we define below) less any withdrawals you have made.

PROTECTED VALUE

If you choose the guaranteed minimum death benefit, the guaranteed amount of that benefit. Currently, the protected value of the guaranteed minimum death benefit equals the "step-up value," which we define below.

PRUDENTIAL ANNUITY SERVICE CENTER

For general correspondence: P.O. Box 7960, Philadelphia, PA 19101. For express overnight mail: 2101 Welsh Road, Dresher, PA 19025. The telephone number is 888-PRU-2888.

PURCHASE PAYMENTS

The amount of money you pay us to purchase the contract. With some restrictions, you can make additional purchase payments at any time during the accumulation phase.

SEPARATE ACCOUNT

We hold your purchase payments allocated to the variable investment options in a separate account called the Pruco Life of New Jersey Flexible Premium Variable Annuity Account. The separate account is set apart from all of the general assets of Pruco Life of New Jersey.

STATEMENT OF ADDITIONAL INFORMATION

A document containing certain additional information about the Strategic Partners Annuity One variable annuity. We have filed the Statement of Additional Information with the Securities and Exchange Commission and it is legally a part of this prospectus. To learn how to obtain a copy of the Statement of Additional Information, see the front cover of this prospectus.

STEP-UP VALUE

The highest value of the contract on any contract anniversary date, subject to certain age restrictions. Between anniversary dates, the step-up value is only increased by additional purchase payments and reduced proportionally by withdrawals. Depending upon the terms of your contract and what options you choose, we may use the step-up value to compute the protected value of the guaranteed minimum death benefit.

TAX DEFERRAL

This is a way to increase your assets without currently being taxed. Generally, you do not pay taxes on your contract earnings until you take money out of your contract. You should be aware that tax favored plans (such as IRAs) already provide tax deferral regardless whether they invest in annuity contracts. See "What Are the Tax Considerations Associated with the Strategic Partners Annuity One Contract," page 41.

VARIABLE INVESTMENT OPTION


When you choose a variable investment option, we purchase shares of the mutual fund which are held as an investment for that option. We hold these shares in the separate account. The division of the separate account of Pruco Life of New Jersey that invests in a particular mutual fund is referred to in your contract as a subaccount.

SUMMARY FOR SECTIONS 1--9
--------------------------------------------------------------------------------

FOR A MORE COMPLETE DISCUSSION OF THE FOLLOWING TOPICS, SEE THE CORRESPONDING
SECTION IN PART II OF THE PROSPECTUS.

SECTION 1
WHAT IS THE STRATEGIC PARTNERS ANNUITY ONE VARIABLE ANNUITY?

The Strategic Partners Annuity One variable annuity is a contract between you, the owner, and us, the insurance company, Pruco Life Insurance Company of New Jersey (Pruco Life of New Jersey, we or us). The contract allows you to invest on a tax- deferred basis in one or more of 25 variable investment options. The contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit.

    There are two versions of the Strategic Partners Annuity One variable annuity.

Contract With Credit. One version of the contract:

- provides for a bonus credit that we add to each purchase payment that you make,

-   has higher withdrawal charges and a longer withdrawal charge period, and

-   has no fixed rate investment options available.

    We call this version the "Contract With Credit."

Contract Without Credit.  The other version of the contract:

-   does not provide a credit,

-   has lower withdrawal charges and a shorter withdrawal charge period, and

- offers two fixed rate investment options: a one-year fixed rate option and a dollar cost averaging fixed rate option.

    We call this version the "Contract Without Credit."

    Unless we state otherwise, when we use the word contract, it applies to both versions.

    The variable investment options available under the contract offer the opportunity for a favorable return. However, this is NOT guaranteed. It is possible, due to market changes, that your investments may decrease in value.

    The fixed interest rate options available under the Contract Without Credit offer a guaranteed interest rate. While your money is allocated to one of these options, your principal amount will not decrease and we guarantee that your money will earn at least 3% in interest annually. Payments you allocate to the fixed interest rate options become part of Pruco Life of New Jersey's general assets.

    You can invest your money in any or all of the variable investment options and (under the Contract Without Credit) the fixed interest rate options. You may make up to 12 free transfers each contract year among the variable investment options. For the Contract Without Credit, certain restrictions apply to transfers involving the fixed interest rate options.

    The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase.

- During the accumulation phase, any earnings grow on a tax-deferred basis and are generally only taxed as income when you make a withdrawal.

- The income phase starts when you begin receiving regular payments from your contract.

    The amount of money you are able to accumulate in your contract during the accumulation phase will help determine the amount you will receive during the income phase. Other factors will affect the amount of your payments, such as age, gender, and the payout option you select.

    The contract offers a choice of death benefit options.

    If you change your mind about owning Strategic Partners Annuity One, you may cancel your contract within 10 days after receiving it. We call this the "Free Look" period.

SECTION 2
WHAT INVESTMENT OPTIONS CAN I CHOOSE?

You can invest your money in any or all of the following variable investment options:

THE PRUDENTIAL SERIES FUND

    Prudential Global Portfolio

    Prudential Jennison Portfolio

    Prudential Money Market Portfolio

    Prudential Stock Index Portfolio

    SP Aggressive Growth Asset Allocation Portfolio

    SP AIM Aggressive Growth Portfolio

    SP AIM Growth and Income Portfolio

    SP Alliance Large Cap Growth Portfolio

    SP Alliance Technology Portfolio

    SP Balanced Asset Allocation Portfolio

    SP Conservative Asset Allocation Portfolio

    SP Davis Value Portfolio

    SP Deutsche International Equity Portfolio

    SP Growth Asset Allocation Portfolio

    SP INVESCO Small Company Growth Portfolio

    SP Jennison International Growth Portfolio

    SP Large Cap Value Portfolio

    SP MFS Capital Opportunities Portfolio

    SP MFS Mid Cap Growth Portfolio

    SP PIMCO High Yield Portfolio

    SP PIMCO Total Return Portfolio

    SP Prudential U.S. Emerging Growth Portfolio

    SP Small/Mid Cap Value Portfolio

    SP Strategic Partners Focused Growth Portfolio

JANUS ASPEN SERIES

    Growth Portfolio -- Service Shares

    Depending upon market conditions, you may earn or lose money in any of these options. The value of your contract will fluctuate depending upon the performance of the mutual fund portfolios used by the variable investment options that you choose. Performance information for the variable investment options appears in the Statement of Additional Information (SAI). Past performance is not a guarantee of future results.

    If you choose the Contract Without Credit, two guaranteed fixed interest rate options are also available:

- The one-year fixed rate option offers an interest rate that is guaranteed by us for one year and will always be at least 3% per year.

- The dollar cost averaging fixed rate option offers an interest rate that is guaranteed by us for a selected period during which we make periodic transfers from this option to the variable investment options you select. We guarantee that the interest rate for dollar cost averaging fixed rate option will always be at least 3% per year.

SECTION 3
WHAT KIND OF PAYMENTS WILL I RECEIVE DURING THE INCOME PHASE? (ANNUITIZATION)

If you want to receive regular income from your annuity, you can choose one of several options, including guaranteed payments for the annuitant's lifetime. Generally, once you begin receiving regular payments, you cannot change your payment plan.

SECTION 4
WHAT IS THE DEATH BENEFIT?

If the owner dies before the income phase of the contract begins, the person(s) or entity that you have chosen as your beneficiary will receive, at a minimum, the greater of (i) the contract value, (ii) either the base death benefit or, for a higher insurance charge, a potentially larger guaranteed minimum death benefit. The base death benefit equals the total amount invested adjusted for withdrawals. The guaranteed minimum death benefit is equal to a "protected value" equal to the highest value of the contract on any contract anniversary, which we call the "step-up value."

SECTION 5
HOW CAN I PURCHASE A STRATEGIC PARTNERS ANNUITY ONE CONTRACT?

Under most circumstances, you can purchase this contract with a minimum initial purchase payment of $10,000. Generally, you can make additional purchase payments of $1,000 or more at any time during the accumulation phase of the contract. Your representative can help you fill out the proper forms. The Contract With Credit provides for the allocation of a credit with each purchase payment.

SECTION 6
WHAT ARE THE EXPENSES ASSOCIATED WITH THE STRATEGIC PARTNERS ANNUITY ONE
CONTRACT?

The contract has insurance features and investment features, both of which have related cost and charges.

- Each year we may deduct a contract maintenance charge. Currently, if your contract value is $50,000 or more, we do not deduct such a charge. If your contract value is less than $50,000, we deduct a charge equal to $30 or, if your contract value is less than $1,500, equal to 2% of your contract value.

- For insurance and administrative costs, we also deduct a daily charge based on the average daily value of all assets allocated to the variable investment options, depending on the death benefit option that you choose. The daily charge is equivalent to an annual charge of:

   --  1.40% if you do not choose the guaranteed minimum death benefit, or

   --  1.60% if you choose the guaranteed minimum death benefit option.

- The mutual funds in which the variable investment options invest also incur fees and expenses. These daily charges currently range on an annual basis from 0.39% to 1.30% of a fund's average daily net assets.

- If, after making a purchase payment, you withdraw money (or you begin the income phase) less than:

   --  nine years later, if you purchase the Contract With Credit, or

   --  seven years later, if you purchase the Contract Without Credit,

    then you may have to pay a withdrawal charge on all or part of the withdrawal. This charge ranges from 1-7%.

    For more information, including details about other possible charges under the contract, see "Summary of Contract Expenses" on page 13 and "What Are The Expenses Associated With The Strategic Partners Annuity One Contract?" on page 37.

SECTION 7
HOW CAN I ACCESS MY MONEY?

You may withdraw money at any time during the accumulation phase. If you do so, however, you may be subject to income tax and, if you make a withdrawal prior to age 59 1/2, an additional tax penalty as well. If you withdraw money less than nine years (for the Contract With Credit) or seven years (for the Contract Without Credit) after making a purchase payment, we may impose a withdrawal charge. In addition, if you purchase a Contract With Credit, we may take back any credit that has not vested that corresponds to the purchase payment(s) you withdraw.

SECTION 8
WHAT ARE THE TAX CONSIDERATIONS ASSOCIATED WITH THE STRATEGIC PARTNERS ANNUITY ONE CONTRACT?

Your earnings are generally not taxed until you withdraw them. If you take money out during the accumulation phase, the tax laws treat the withdrawal as first a withdrawal of earnings, which are taxed as income. If you are younger than age 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings in addition to ordinary taxation. A portion of the payments you receive during the income phase is considered a return of your original investment and therefore will not be taxable as income. Generally, all amounts withdrawn from an Individual Retirement Annuity (IRA) contracts prior to age 59 1/2 are taxable and subject to the 10% penalty.

SECTION 9
OTHER INFORMATION

This contract is issued by Pruco Life of New Jersey, an indirect subsidiary of the Prudential Insurance Company of America, and sold by registered representatives.

SUMMARY OF CONTRACT EXPENSES
--------------------------------------------------------------------------------

THE PURPOSE OF THIS SUMMARY IS TO HELP YOU TO UNDERSTAND THE COSTS AND EXPENSES YOU WILL PAY FOR STRATEGIC PARTNERS ANNUITY ONE. THIS SUMMARY INCLUDES THE 1999 EXPENSES OF THE MUTUAL FUNDS USED BY THE VARIABLE INVESTMENT OPTIONS (OR FOR THOSE FUNDS THAT DID NOT BEGIN OPERATING UNTIL AFTER 1999, ESTIMATED EXPENSES).

The chart below summarizes maximum charges for Strategic Partners Annuity One. For more detailed information, including additional information about current and maximum charges, see "What Are The Expenses Associated With The Strategic Partners Annuity One Contract?" on page 37. For more detailed expense information about the mutual funds, please refer to the individual fund prospectuses, which you will find attached at the back of this prospectus.

                   WITHDRAWAL CHARGE (SEE NOTE 1 ON PAGE 14)
           ----------------------------------------------------------
            NUMBER OF CONTRACT           CONTRACT          CONTRACT
            ANNIVERSARIES SINCE            WITH            WITHOUT
             PURCHASE PAYMENT             CREDIT            CREDIT
           --------------------    -------------------  -------------
                    0                       7%                7%
                    1                       7%                6%
                    2                       7%                5%
                    3                       6%                4%
                    4                       5%                3%
                    5                       4%                2%
                    6                       3%                1%
                    7                       2%                0%
                    8                       1%                0%
                    9                       0%                0%
                                            --                --

                                                                                              ALL
             MAXIMUM TRANSFER FEE                                                           CONTRACTS
             --------------------                                                           ---------
               first 12 transfers per contract year                                         $      0
               each transfer after the first 12 in a contract year
                 (see Note 2 below)                                                         $     25

             MAXIMUM ANNUAL CONTRACT FEE AND CONTRACT CHARGE UPON FULL
               WITHDRAWAL (SEE NOTE 3 BELOW)
             -------------------------------                                                $     60

             INSURANCE AND ADMINISTRATIVE EXPENSES
             -------------------------------------
               AS A PERCENTAGE OF AVERAGE ACCOUNT VALUE ALLOCATED
                TO VARIABLE INVESTMENT OPTIONS
               Base Death Benefit:                                                              1.40%
               Guaranteed Minimum Death Benefit Option:                                         1.60%

NOTE 1: Each contract year, you may withdraw up to 10% of your net purchase payments without paying a withdrawal charge. We will waive the withdrawal fee if we pay a death benefit. See "Withdrawal Charge" on page 38.

NOTE 2: We will not charge you for transfers made in connection with Dollar Cost Averaging and Auto-Rebalancing and do not count them toward the limit of 12 free transfers per year.

NOTE 3: As shown in the table above, we have the right to assess a fee of up to $60 annually and at the time of full withdrawal. Currently, we do not assess this fee if your contract value is at least $50,000. If your contract value is at least $1,500 but less than $50,000, we currently assess a fee of $30. If your contract value is less than $1,500, we currently assess a lower fee, equal to 2% of your contract value. Although we could raise these fees up to the maximum of $60, we have no current intention to do so.

NOTES FOR ANNUAL MUTUAL FUND EXPENSES
(APPEARING ON PAGE 15)

These are the historical fund expenses for the year ended December 31, 1999, except as indicated. Fund expenses are not fixed or guaranteed by the Strategic Partners Annuity One contract and will vary from year to year.

(1) THE PRUDENTIAL SERIES FUND:

Because this is the first year of operation for all "SP" Portfolios, other expenses are estimated based on management's projection of non-advisory fee expenses. Each "SP" Portfolio has expense reimbursements in effect, and the table shows total expenses both with and without these expense reimbursements. These expense reimbursements are voluntary and may be terminated at any time.

(2) Each Asset Allocation Portfolio of The Prudential Series Fund invests in a combination of underlying portfolios of The Prudential Series Fund. The Total Expenses and Total Expenses After Expense Reimbursement for each Asset Allocation Portfolio are calculated as a blend of the advisory fees of the underlying portfolios, plus a 0.05% advisory fee payable to the investment adviser, Prudential Investments Fund Management LLC.

(3) JANUS ASPEN SERIES GROWTH PORTFOLIO -- SERVICE SHARES:

Expenses are based on the estimated expenses that the new Service Shares Class of the Growth Portfolio expects to incur in its first fiscal year. Janus Aspen Series maintains a distribution plan, or "12b-1 Plan", for this class of shares under which an annual fee of 0.25% of the class's average daily net assets is paid to the class distributor. This fee is discussed in the Janus Aspen Series prospectus.

ANNUAL MUTUAL FUND EXPENSES (AFTER REIMBURSEMENT, IF ANY):
AS A PERCENTAGE OF EACH FUND'S AVERAGE DAILY NET ASSETS
--------------------------------------------------------------------------------

                                                                                                         TOTAL EXPENSES AFTER
                                                     INVESTMENT         OTHER                                   EXPENSE
                                                    ADVISORY FEES     EXPENSES      TOTAL EXPENSES          REIMBURSEMENT*
     THE PRUDENTIAL SERIES FUND(1)
---------------------------------------------
  Prudential Global Portfolio                           0.75%           0.09%            0.84%                   0.84%
  Prudential Jennison Portfolio                         0.60%           0.03%            0.63%                   0.63%
  Prudential Money Market Portfolio                     0.40%           0.02%            0.42%                   0.42%
  Prudential Stock Index Portfolio                      0.35%           0.04%            0.39%                   0.39%
  SP Aggressive Growth Asset Allocation Portfolio(2)    0.84%           0.64%            1.48%                   1.04%
  SP AIM Aggressive Growth Portfolio                    0.95%           0.50%            1.45%                   1.07%
  SP AIM Growth and Income Portfolio                    0.85%           0.38%            1.23%                   1.00%
  SP Alliance Large Cap Growth Portfolio                0.90%           0.30%            1.20%                   1.10%
  SP Alliance Technology Portfolio                      1.15%           0.47%            1.62%                   1.30%
  SP Balanced Asset Allocation Portfolio(2)             0.75%           0.51%            1.26%                   0.92%
  SP Conservative Asset Allocation Portfolio(2)         0.71%           0.60%            1.31%                   0.87%
  SP Davis Value Portfolio                              0.75%           0.31%            1.06%                   0.83%
  SP Deutsche International Equity Portfolio            0.90%           0.77%            1.67%                   1.10%
  SP Growth Asset Allocation Portfolio(2)               0.80%           0.51%            1.31%                   0.97%
  SP INVESCO Small Company Growth Portfolio             0.95%           0.59%            1.54%                   1.15%
  SP Jennison International Growth Portfolio            0.85%           0.99%            1.84%                   1.24%
  SP Large Cap Value Portfolio                          0.80%           0.34%            1.14%                   0.90%
  SP MFS Capital Opportunities Portfolio                0.75%           0.39%            1.14%                   1.00%
  SP MFS Mid Cap Growth Portfolio                       0.80%           0.52%            1.32%                   1.00%
  SP PIMCO High Yield                                   0.60%           0.77%            1.37%                   0.82%
  SP PIMCO Total Return Portfolio                       0.60%           0.57%            1.17%                   0.76%
  SP Prudential U.S. Emerging Growth Portfolio          0.60%           0.52%            1.12%                   0.90%
  SP Small/Mid Cap Value Portfolio                      0.90%           0.68%            1.58%                   1.05%
  SP Strategic Partners Focused Growth Portfolio        0.90%           0.42%            1.32%                   1.01%

                                            INVESTMENT
                                             ADVISORY       12b-1      OTHER
                                               FEES        FEE(2)    EXPENSES      TOTAL EXPENSES
              JANUS ASPEN SERIES(3)
       -------------------------------------
           Growth Portfolio--Service Shares     0.65%       0.25%      0.02%            0.92%

* Reflects fee waivers and reimbursement of expenses, if any. See notes on previous page.

The "Expense Examples" on the following pages are calculated using the figures in the "Total Actual Expenses After Expense Reimbursement" column in the above table.

                       This page intentionally left blank

EXPENSE EXAMPLES
--------------------------------------------------------------------------------

THESE EXAMPLES WILL HELP YOU COMPARE THE FEES AND EXPENSES OF THE DIFFERENT VARIABLE INVESTMENT OPTIONS OFFERED BY STRATEGIC PARTNERS ANNUITY ONE. YOU CAN ALSO USE THE EXAMPLES TO COMPARE THE COST OF STRATEGIC PARTNERS ANNUITY ONE WITH OTHER VARIABLE ANNUITY CONTRACTS.

Example 1a: Contract Without Credit, Base Death Benefit, and You Withdraw All Your Assets

This example assumes that:

-  You invest $10,000 in the Contract Without Credit;

-  You do not choose the Guaranteed Minimum Death Benefit Option;

- You allocate all of your assets to only one of the variable investment options;

-  The investment has a 5% return each year;

-  The mutual fund's operating expenses remain the same each year; and

-  You withdraw all your assets the end of the indicated period.

Example 1b: Contract Without Credit, Base Death Benefit, and You Do Not Withdraw Your Assets

This example makes exactly the same assumptions as Example 1a except that it assumes that you do not withdraw any of your assets at the end of the indicated period.

Example 2a: Contract Without Credit, Guaranteed Minimum Death Benefit Option, and You Withdraw All Your Assets

This example assumes that:

-  You invest $10,000 in the Contract Without Credit;

-  You choose the Guaranteed Minimum Death Benefit Option;

- You allocate all of your assets to only one of the variable investment options;

-  The investment has a 5% return each year;

-  The mutual fund's operating expenses remain the same each year; and

-  You withdraw all your assets the end of the indicated period.

Example 2b: Contract Without Credit, Guaranteed Minimum Death Benefit Option, and You Do Not Withdraw Your Assets

This example makes exactly the same assumptions as Example 2a except that it assumes that you do not withdraw any of your assets at the end of the indicated period.

Example 3a: Contract With Credit, Base Death Benefit, and You Withdraw All Your Assets

This example makes exactly the same assumptions as Example 1a except that it assumes that you invest in the Contract With Credit.

Example 3b: Contract With Credit, Base Death, and You Do Not Withdraw Your
Assets

This example makes exactly the same assumptions as Example 1b except that it assumes that you invest in the Contract With Credit

Example 4a: Contract With Credit, Guaranteed Minimum Death Benefit Option, and You Withdraw All Your Assets

This example makes exactly the same assumptions as Example 2a except that it assumes that you invest in the Contract With Credit.

Example 4b: Contract With Credit, Guaranteed Minimum Death Benefit Option, and You Do Not Withdraw Your Assets

This example makes exactly the same assumptions as Example 2b except that it assumes that you invest in the Contract With Credit.

Your actual costs may be higher or lower, but examples of what your costs would be based on these assumptions appear on the following page.

NOTES FOR EXPENSE EXAMPLES:


THESE EXAMPLES DO NOT SHOW PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE HIGHER OR LOWER.

These examples assume that the current expense reimbursements remain in effect during the life of the contract. If the expense reimbursements terminated, expenses could increase.

The charges shown in the 10 year column are the same for Example 1a and Example 1b, the same for Example 2a and 2b, the same for Example 3a and 3b, and the same for Example 4a and 4b. This is because if 10 years have elapsed since your last purchase payment, we would no longer deduct withdrawal charges when you make a withdrawal or begin the income phase of your contract.

If your contract value is less than $50,000 on your contract anniversary (or upon a full withdrawal), we deduct $30 or, if your contract value is less than $1,500, a lower amount equal to 2% of your contract value. The examples use an average annual contract fee, which we calculated based on our estimate of the total contract fees we expect to collect in the initial year of this contract. Based on these estimates, the annual contract fee is included as an annual charge of 0.05% of contract value.

Your actual fees will vary based on the amount of your contract and your specific allocation among the investment options.

CONTRACT WITHOUT CREDIT:
BASE DEATH BENEFIT

                                                          EXAMPLE 1a:                       EXAMPLE 1b:
                                                          IF YOU WITHDRAW YOUR ASSETS       IF YOU DO NOT WITHDRAW YOUR ASSETS
                                                        ----------------------------------------------------------------------
                                                            1 YR    3 YRS    5 YRS  10 YRS   1 YR     3 YRS   5 YRS    10 YRS
THE PRUDENTIAL SERIES FUND
--------------------------
         Prudential Global Portfolio                       $ 862   $ 1165   $ 1495  $ 2626  $ 232    $ 715   $ 1225    $ 2626
         Prudential Jennison Portfolio                     $ 841   $ 1102   $ 1389  $ 2410  $ 211    $ 652   $ 1119    $ 2410
         Prudential Money Market Portfolio                 $ 820   $ 1038   $ 1281  $ 2190  $ 190    $ 588   $ 1011    $ 2190
         Prudential Stock Index Portfolio                  $ 817   $ 1029   $ 1265  $ 2159  $ 187    $ 579   $  995    $ 2159
         SP Aggressive Growth Asset Allocation Portfolio   $ 882   $ 1226   $ 1596  $ 2826  $ 252    $ 776   $ 1326    $ 2826
         SP AIM Aggressive Growth Portfolio                $ 885   $ 1235   $ 1610  $ 2856  $ 255    $ 785   $ 1340    $ 2856
         SP AIM Growth and Income Portfolio                $ 878   $ 1214   $ 1576  $ 2786  $ 248    $ 764   $ 1306    $ 2786
         SP Alliance Large Cap Growth Portfolio            $ 888   $ 1243   $ 1625  $ 2885  $ 258    $ 793   $ 1355    $ 2885
         SP Alliance Technology Portfolio                  $ 908   $ 1303   $ 1724  $ 3080  $ 278    $ 853   $ 1454    $ 3080
         SP Balanced Asset Allocation Portfolio            $ 870   $ 1189   $ 1535  $ 2706  $ 240    $ 739   $ 1265    $ 2706
         SP Conservative Asset Allocation Portfolio        $ 870   $ 1190   $ 1537  $ 2713  $ 240    $ 740   $ 1267    $ 2713
         SP Davis Value Portfolio                          $ 861   $ 1162   $ 1490  $ 2615  $ 231    $ 712   $ 1220    $ 2615
         SP Deutsche International Equity Portfolio        $ 888   $ 1243   $ 1625  $ 2885  $ 258    $ 793   $ 1355    $ 2885
         SP Growth Asset Allocation Portfolio              $ 875   $ 1205   $ 1561  $ 2756  $ 245    $ 755   $ 1291    $ 2756
         SP INVESCO Small Company Growth Portfolio         $ 893   $ 1258   $ 1650  $ 2934  $ 263    $ 808   $ 1380    $ 2934
         SP Jennison International Growth Portfolio        $ 902   $ 1285   $ 1695  $ 3022  $ 272    $ 835   $ 1425    $ 3022
         SP Large Cap Value Portfolio                      $ 868   $ 1183   $ 1525  $ 2686  $ 238    $ 733   $ 1255    $ 2686
         SP MFS Capital Opportunities Portfolio            $ 878   $ 1214   $ 1576  $ 2786  $ 248    $ 764   $ 1306    $ 2786
         SP MFS Mid Cap Growth Portfolio                   $ 878   $ 1214   $ 1576  $ 2786  $ 248    $ 764   $ 1306    $ 2786
         SP PIMCO High Yield Portfolio                     $ 860   $ 1159   $ 1485  $ 2605  $ 230    $ 709   $ 1215    $ 2605
         SP PIMCO Total Return Portfolio                   $ 854   $ 1141   $ 1455  $ 2544  $ 224    $ 691   $ 1185    $ 2544
         SP Prudential U.S. Emerging Growth Portfolio      $ 868   $ 1183   $ 1525  $ 2686  $ 238    $ 733   $ 1255    $ 2686
         SP Small/Mid Cap Value Portfolio                  $ 883   $ 1229   $ 1601  $ 2836  $ 253    $ 779   $ 1331    $ 2836
         SP Strategic Partners Focused Growth Portfolio    $ 879   $ 1217   $ 1581  $ 2796  $ 249    $ 767   $ 1311    $ 2796

JANUS ASPEN SERIES                                                                                                     ------
------------------
         Growth Portfolio--Service Shares                  $ 870   $ 1189   $ 1535  $ 2706  $ 240    $ 739   $ 1265    $ 2706

These examples do not show past or future expenses. Actual expenses may be higher or lower.

CONTRACT WITHOUT CREDIT: GUARANTEED MINIMUM
DEATH BENEFIT OPTION

                                                            EXAMPLE 2a:                        EXAMPLE 2b:
                                                            IF YOU WITHDRAW YOUR ASSETS        IF YOU DO NOT WITHDRAW YOUR ASSETS
                                                            ---------------------------------------------------------------------
                                                            1 YR    3 YRS    5 YRS   10 YRS    1 YR   3 YRS  5 YRS   10 YRS
THE PRUDENTIAL SERIES FUND
--------------------------
         Prudential Global Portfolio                        $882    $1226    $1596    $2826    $252   $776   $1326    $2826
         Prudential Jennison Portfolio                      $861    $1162    $1490    $2615    $231   $712   $1220    $2615
         Prudential Money Market Portfolio                  $840    $1099    $1384    $2400    $210   $649   $1114    $2400
         Prudential Stock Index Portfolio                   $837    $1090    $1368    $2369    $207   $640   $1098    $2369
         SP Aggressive Growth Asset Allocation Portfolio    $902    $1285    $1695    $3022    $272   $835   $1425    $3022
         SP AIM Aggressive Growth Portfolio                 $905    $1294    $1710    $3051    $275   $844   $1440    $3051
         SP AIM Growth and Income Portfolio                 $898    $1273    $1675    $2983    $268   $823   $1405    $2983
         SP Alliance Large Cap Growth Portfolio             $908    $1303    $1724    $3080    $278   $853   $1454    $3080
         SP Alliance Technology Portfolio                   $928    $1363    $1822    $3271    $298   $913   $1552    $3271
         SP Balanced Asset Allocation Portfolio             $890    $1249    $1635    $2905    $260   $799   $1365    $2905
         SP Conservative Asset Allocation Portfolio         $890    $1250    $1637    $2912    $260   $800   $1367    $2912
         SP Davis Value Portfolio                           $881    $1223    $1591    $2816    $251   $773   $1321    $2816
         SP Deutsche International Equity Portfolio         $908    $1303    $1724    $3080    $278   $853   $1454    $3080
         SP Growth Asset Allocation Portfolio               $895    $1264    $1660    $2954    $265   $814   $1390    $2954
         SP INVESCO Small Company Growth Portfolio          $913    $1318    $1749    $3128    $283   $868   $1479    $3128
         SP Jennison International Growth Portfolio         $922    $1345    $1793    $3214    $292   $895   $1523    $3214
         SP Large Cap Value Portfolio                       $888    $1243    $1625    $2885    $258   $793   $1355    $2885
         SP MFS Capital Opportunities Portfolio             $898    $1273    $1675    $2983    $268   $823   $1405    $2983
         SP MFS Mid Cap Growth Portfolio                    $898    $1273    $1675    $2983    $268   $823   $1405    $2983
         SP PIMCO High Yield Portfolio                      $880    $1220    $1586    $2806    $250   $770   $1316    $2806
         SP PIMCO Total Return Portfolio                    $874    $1201    $1724    $3080    $244   $751   $1285    $2746
         SP Prudential U.S. Emerging Growth Portfolio       $888    $1243    $1625    $2885    $258   $793   $1355    $2885
         SP Small/Mid Cap Value Portfolio                   $903    $1288    $1700    $3032    $273   $838   $1430    $3032
         SP Strategic Partners Focused Growth Portfolio     $899    $1276    $1680    $2993    $269   $826   $1410    $2993


JANUS ASPEN SERIES
------------------
         Growth Portfolio--Service Shares                   $890    $1249    $1635    $2905    $260   $799   $1365    $2905

These examples do not show past or future expenses. Actual expenses may be higher or lower.

CONTRACT WITH CREDIT:
BASE DEATH BENEFIT

                                                       EXAMPLE 3a:                        EXAMPLE 3b:
                                                       IF YOU WITHDRAW YOUR ASSETS        IF YOU DO NOT WITHDRAW YOUR ASSETS
                                                     -----------------------------------------------------------------------
                                                        1 YR     3 YRS   5 YRS   10 YRS    1 YR    3 YRS    5 YRS     10 YRS
THE PRUDENTIAL SERIES FUND
--------------------------
         Prudential Global Portfolio                   $ 1271   $ 1700  $ 1972   $ 2731   $ 241   $ 744    $ 1274     $ 2731
         Prudential Jennison Portfolio                 $ 1249   $ 1633  $ 1861   $ 2507   $ 219   $ 678    $ 1163     $ 2507
         Prudential Money Market Portfolio             $ 1228   $ 1567  $ 1749   $ 2278   $ 198   $ 611    $ 1051     $ 2278
         Prudential Stock Index Portfolio              $ 1224   $ 1557  $ 1733   $ 2245   $ 194   $ 602    $ 1035     $ 2245
         SP Aggressive Growth Asset Allocation
           Portfolio                                   $ 1292   $ 1762  $ 2077   $ 2939   $ 262   $ 807    $ 1379     $ 2939
         SP AIM Aggressive Growth Portfolio            $ 1295   $ 1771  $ 2092   $ 2970   $ 265   $ 816    $ 1394     $ 2970
         SP AIM Growth and Income Portfolio            $ 1288   $ 1750  $ 2056   $ 2898   $ 258   $ 794    $ 1358     $ 2898
         SP Alliance Large Cap Growth Portfolio        $ 1298   $ 1781  $ 2108   $ 3001   $ 268   $ 825    $ 1410     $ 3001
         SP Alliance Technology Portfolio              $ 1319   $ 1843  $ 2211   $ 3203   $ 289   $ 887    $ 1513     $ 3203
         SP Balanced Asset Allocation Portfolio        $ 1280   $ 1725  $ 2014   $ 2814   $ 250   $ 769    $ 1316     $ 2814
         SP Conservative Asset Allocation Portfolio    $ 1280   $ 1725  $ 2016   $ 2822   $ 250   $ 770    $ 1318     $ 2822
         SP Davis Value Portfolio                      $ 1270   $ 1696  $ 1967   $ 2720   $ 240   $ 741    $ 1269     $ 2720
         SP Deutsche International Equity Portfolio    $ 1298   $ 1781  $ 2108   $ 3001   $ 268   $ 825    $ 1410     $ 3001
         SP Growth Asset Allocation Portfolio          $ 1285   $ 1740  $ 2040   $ 2867   $ 255   $ 785    $ 1342     $ 2867
         SP INVESCO Small Company Growth Portfolio     $ 1304   $ 1796  $ 2133   $ 3052   $ 274   $ 841    $ 1435     $ 3052
         SP Jennison International Growth Portfolio    $ 1313   $ 1824  $ 2180   $ 3143   $ 283   $ 869    $ 1482     $ 3143
         SP Large Cap Value Portfolio                  $ 1278   $ 1718  $ 2004   $ 2794   $ 248   $ 763    $ 1306     $ 2794
         SP MFS Capital Opportunities Portfolio        $ 1288   $ 1750  $ 2056   $ 2898   $ 258   $ 794    $ 1358     $ 2898
         SP MFS Mid Cap Growth Portfolio               $ 1288   $ 1750  $ 2056   $ 2898   $ 258   $ 794    $ 1358     $ 2898
         SP PIMCO High Yield Portfolio                 $ 1269   $ 1693  $ 1962   $ 2709   $ 239   $ 738    $ 1264     $ 2709
         SP PIMCO Total Return Portfolio               $ 1263   $ 1674  $ 1930   $ 2646   $ 233   $ 719    $ 1232     $ 2646
         SP Prudential U.S. Emerging Growth
           Portfolio                                   $ 1278   $ 1718  $ 2004   $ 2794   $ 248   $ 763    $ 1306     $ 2794
         SP Small/Mid Cap Value Portfolio              $ 1293   $ 1765  $ 2082   $ 2949   $ 263   $ 810    $ 1384     $ 2949
         SP Strategic Partners Focused Growth
           Portfolio                                   $ 1289   $ 1753  $ 2061   $ 2908   $ 259   $ 797    $ 1363     $ 2908

JANUS ASPEN SERIES
------------------
         Growth Portfolio--Service Shares              $ 1280   $ 1725  $ 2014   $ 2814   $ 250   $ 769    $ 1316     $ 2814

These examples do not show past or future expenses. Actual expenses may be higher or lower.

CONTRACT WITH CREDIT: GUARANTEED MINIMUM
DEATH BENEFIT OPTION

                                                     EXAMPLE 4a:                           EXAMPLE 4b:
                                                     IF YOU WITHDRAW YOUR ASSETS           IF YOU DO NOT WITHDRAW YOUR ASSETS
                                                   --------------------------------------------------------------------------
                                                     1 YR     3 YRS   5 YRS   10 YRS       1 YR    3 YRS   5 YRS  10 YRS
THE PRUDENTIAL SERIES FUND
--------------------------
         Prudential Global Portfolio                 $1292    $1762   $2077    $2979       $262    $807    $1379   $2939
         Prudential Jennison Portfolio               $1270    $1696   $1967    $2760       $240    $741    $1269   $2720
         Prudential Money Market Portfolio           $1248    $1630   $1856    $2536       $218    $675    $1158   $2496
         Prudential Stock Index Portfolio            $1245    $1621   $1840    $2504       $215    $665    $1142   $2464
         SP Aggressive Growth Asset Allocation       $1313    $1824   $2180    $3183       $283    $869    $1482   $3143
           Portfolio
         SP AIM Aggressive Growth Portfolio          $1316    $1834   $2195    $3213       $286    $878    $1497   $3173
         SP AIM Growth and Income Portfolio          $1309    $1812   $2159    $3143       $279    $856    $1461   $3130
         SP Alliance Large Cap Growth Portfolio      $1319    $1843   $2211    $3243       $289    $887    $1513   $3203
         SP Alliance Technology Portfolio            $1340    $1905   $2313    $3442       $310    $949    $1615   $3402
         SP Balanced Asset Allocation Portfolio      $1301    $1787   $2118    $3061       $271    $831    $1420   $3021
         SP Conservative Asset Allocation Portfolio  $1301    $1788   $2120    $3069       $271    $832    $1422   $3029
         SP Davis Value Portfolio                    $1291    $1759   $2071    $2969       $261    $803    $1373   $2929
         SP Deutsche International Equity Portfolio  $1319    $1843   $2211    $3243       $289    $887    $1513   $3203
         SP Growth Asset Allocation Portfolio        $1306    $1803   $2144    $3112       $283    $869    $1482   $3143
         SP INVESCO Small Company Growth Portfolio   $1324    $1858   $2236    $3293       $294    $903    $1538   $3253
         SP Jennison International Growth Portfolio  $1334    $1886   $2282    $3383       $304    $931    $1584   $3343
         SP Large Cap Value Portfolio                $1298    $1781   $2108    $3041       $268    $825    $1410   $3001
         SP MFS Capital Opportunities Portfolio      $1309    $1812   $2159    $3143       $279    $856    $1461   $3103
         SP MFS Mid Cap Growth Portfolio             $1309    $1812   $2159    $3143       $279    $856    $1461   $3103
         SP PIMCO High Yield Portfolio               $1290    $1756   $2066    $2958       $260    $800    $1368   $2918
         SP PIMCO Total Return Portfolio             $1284    $1737   $2035    $2896       $254    $782    $1337   $2856
         SP Prudential U.S. Emerging Growth          $1298    $1781   $2108    $3041       $268    $825    $1410   $3001
           Portfolio
         SP Small/Mid Cap Value Portfolio            $1314    $1827   $2185    $3193       $284    $872    $1487   $3153
         SP Strategic Partners Focused Growth        $1310    $1815   $2164    $3153       $280    $859    $1466   $3113
           Portfolio

JANUS ASPEN SERIES
------------------
         Growth Portfolio--Service Shares            $1301    $1787   $2118    $3061       $271    $831    $1420   $3021

These examples do not show past or future expenses. Actual expenses may be higher or lower.

PART II SECTIONS 1--9
--------------------------------------------------------------------------------
STRATEGIC PARTNERS ANNUITY ONE PROSPECTUS

1:
WHAT IS THE STRATEGIC PARTNERS ANNUITY ONE
VARIABLE ANNUITY?
--------------------------------------------------------------------------------

THE STRATEGIC PARTNERS ANNUITY ONE VARIABLE ANNUITY IS A CONTRACT BETWEEN YOU, THE OWNER, AND US, PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY (PRUCO LIFE OF NEW JERSEY, WE OR US).

Under our contract, in exchange for your payment to us, we promise to pay you a guaranteed income stream that can begin any time on or after the first contract anniversary. Your annuity is in the accumulation phase until you decide to begin receiving annuity payments. The date you begin receiving annuity payments is the annuity date. On the annuity date, your contract switches to the income phase.

    This annuity contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you withdraw money from your contract. (If you hold the annuity contract in a tax-favored plan such as an IRA, that plan generally provides tax deferral even without investing in an annuity contact.)

    There are two versions of Strategic Partners Annuity One.

Contract With Credit. One version of the contract:

- provides for a bonus credit that we add to each purchase payment that you make and that vests over time,

-   has higher withdrawal charges and a longer withdrawal charge period, and

-   has no fixed rate investment options available.

    We call this version the "Contract With Credit."

Contract Without Credit. The other version of the contract:

-   does not provide a credit,

-   has lower withdrawal charges and a shorter withdrawal charge period, and

- offers two fixed rate investment options: a one-year fixed rate option and a dollar cost averaging fixed rate option.

    We call this version the "Contract Without Credit."

    Unless we state otherwise, when we use the word contract, it applies to both versions.

    You may prefer the Contract With Credit if:

- You anticipate that you will not need to withdraw purchase payments any earlier than four to seven years after making them, AND

- You do not wish to allocate purchase payments to the fixed interest rate options.

    If you wish to have the option of allocating part of your contract value to the fixed interest rate options, you may prefer the Contract Without Credit.

    Because of the higher withdrawal charges, if you choose the Contract With Credit and you withdraw a purchase payment earlier than four to seven contract anniversaries after making that purchase payment, depending upon the performance of the investment options you choose, you may be worse off than if you had chosen the Contract Without Credit. We do not recommend purchase of either version of Strategic Partners Annuity One if you anticipate having to withdraw a significant amount of your purchase payments within a few years of making those purchase payments.

    Strategic Partners Annuity One is a variable annuity contract. This means that during the accumulation phase, you can allocate your assets among 25 variable investment options and, if you choose the Contract Without Credit, two guaranteed fixed interest rate options as well. If you select variable investment options, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the mutual funds associated with those variable investment options. Because the mutual funds' portfolios fluctuate in value depending upon market conditions, your contract value can either increase or decrease. This is important, since the amount of the annuity payments you receive during the income phase depends upon the value of your contract at the time you begin receiving payments.

    As mentioned above, if you choose the Contract Without Credit, two guaranteed fixed interest rate options are available:

- The one-year fixed rate option offers an interest rate that is guaranteed by us for one year and will always be at least 3% per year.

- The dollar cost averaging fixed rate option offers an interest rate that is guaranteed by us for a selected period during which periodic transfers are made to selected variable investment options.

    As the owner of the contract, you have all of the decision-making rights under the contract. You will also be the annuitant unless you designate someone else. The annuitant is the person whose life is used to determine how much and how long the annuity payments will continue once the annuity phase begins. On and after the annuity date, the annuitant is the owner and may not be changed.

    The beneficiary is the person(s) or entity you designate to receive any death benefit. You may change the beneficiary any time prior to the annuity date by making a written request to us. Your request becomes effective when we approve it. The beneficiary becomes the owner when a death benefit is payable.

SHORT TERM CANCELLATION RIGHT OR "FREE LOOK"

If you change your mind about owning Strategic Partners Annuity One, you may cancel your contract within 10 days after receiving it. You can request a refund by returning the contract either to the representative who sold it to you, or to the Prudential Annuity Service Center at the address shown on the first page of this prospectus. You will receive the amount your contract is worth as of the day your request is mailed to us, plus any fees or charges we have deducted. This amount may be more or less than your original payment. If you have purchased the Contract With Credit, we will deduct any credit we had added to your contract value.

2:
WHAT INVESTMENT OPTIONS
CAN I CHOOSE?
--------------------------------------------------------------------------------

THE CONTRACT GIVES YOU THE CHOICE OF ALLOCATING YOUR PURCHASE PAYMENTS TO ANY ONE OR MORE OF 25 VARIABLE INVESTMENT OPTIONS.

The 25 variable investment options invest in mutual funds managed by leading investment advisers. Separate prospectuses for these funds are attached to this prospectus. You should read a mutual fund's prospectus before you decide to allocate your assets to the variable investment option using that fund.

VARIABLE INVESTMENT OPTIONS

Listed below are the mutual funds in which the variable investment options invest. Each variable investment option has a separate investment objective.

THE PRUDENTIAL SERIES FUND

-   Prudential Global Portfolio

-   Prudential Jennison Portfolio (domestic equity)

-   Prudential Money Market Portfolio

-   Prudential Stock Index Portfolio

-   SP Aggressive Growth Asset Allocation Portfolio

-   SP AIM Aggressive Growth Portfolio

-   SP AIM Growth and Income Portfolio

-   SP Alliance Large Cap Growth Portfolio

-   SP Alliance Technology Portfolio

-   SP Balanced Asset Allocation Portfolio

-   SP Conservative Asset Allocation Portfolio

-   SP Davis Value Portfolio

-   SP Deutsche International Equity Portfolio

-   SP Growth Asset Allocation Portfolio

-   SP INVESCO Small Company Growth Portfolio

-   SP Jennison International Growth Portfolio

-   SP Large Cap Value Portfolio

-   SP MFS Capital Opportunities Portfolio

-   SP MFS Mid Cap Growth Portfolio

-   SP PIMCO High Yield Portfolio

-   SP PIMCO Total Return Portfolio

-   SP Prudential U.S. Emerging Growth Portfolio

-   SP Small/Mid Cap Value Portfolio

-   SP Strategic Partners Focused Growth Portfolio

The Prudential Global Portfolio, Prudential Jennison Portfolio, Prudential Money Market Portfolio, and Prudential Stock Index Portfolio are managed by The Prudential Insurance Company of America ("Prudential"). The remaining portfolios of the Prudential Series Fund are managed by Prudential Investments Fund Management LLC ("PIFM"), a subsidiary of Prudential. In addition, the portfolios listed below also have subadvisers, which are listed below and which have day-to-day responsibility for managing the portfolio, subject to the oversight of Prudential or PIFM.

Prudential Money Market Portfolio and Prudential Stock Index Portfolio:
Prudential Investment Corporation

Prudential Jennison Portfolio, SP Jennison International Growth Portfolio, and SP Prudential U.S. Focused Growth Portfolio: Jennison Associates LLC

SP Strategic Partners Focused Growth Portfolio: Jennison Associates LLC. and Alliance Capital Management L.P.

SP AIM Aggressive Growth Portfolio and SP AIM Growth and Income Portfolio: AIM Advisors, Inc.

SP Alliance Large Cap Growth Portfolio and SP Alliance Technology Portfolio:
Alliance Capital Management L.P.

SP Davis Value Portfolio: Davis Select Advisers, LP

SP Deutsche International Equity Portfolio: Bankers Trust Company, part of Deutsche Asset Management and a wholly-owned subsidiary of Deutsche International Bank A.G.

SP INVESCO Small Company Growth Portfolio: INVESCO

SP Large Cap Value Portfolio and SP Small/Mid Cap Value Portfolio: Fidelity Management and Research Company

SP MFS Capital Opportunities Portfolio and SP MFS Mid Cap Growth Portfolio:
Massachusetts Financial Services Company

SP PIMCO High Yield Portfolio and PIMCO Total Return Portfolio: Pacific Investment Management Company

JANUS ASPEN SERIES

-  Growth Portfolio -- Service Shares

Janus Capital Corporation serves as investment adviser to the Growth Portfolio--Service Shares of Janus Aspen Series.

FIXED INTEREST RATE OPTIONS

If you choose the Contract Without Credit, we offer two fixed interest rate options:

-   a one-year fixed rate option, and

-   a dollar cost averaging fixed rate option ("DCA Fixed Rate Option").

    We set a one year guaranteed annual interest rate that is always available for the one-year fixed rate option. For the DCA Fixed Rate Option, the interest rate is guaranteed for the applicable period of time for which transfers are made. Neither fixed interest rate option is available if you choose the Contract With Credit.

    When you select one of these options, your payment will earn interest at the established rate for the applicable interest rate period. A new interest rate period is established every time you allocate or transfer money into a fixed interest rate option. (You may not transfer amounts from other investment options into the DCA Fixed Rate Option.) You may have money allocated in more than one interest rate period at the same time. This could result in your money earning interest at different rates and each interest rate period maturing at a different time. While these interest rates may change from time to time, the minimum rate will never be less than 3%.

    DCA Fixed Rate Option With the Contract Without Credit, you may allocate all or part of any purchase payment to the DCA Fixed Rate Option. Under this option, you automatically transfer amounts over a stated period (currently, six or twelve months) from the DCA Fixed Rate Option to the variable investment options you select. We will invest the assets you allocate to the DCA Fixed Rate Option in our general account until they are transferred. You may not transfer from other investment options to the DCA Fixed Rate Option.

    If you choose to allocate all or part of a purchase payment to the DCA Fixed Rate Option, the minimum amount of the purchase payment you may allocate is $5,000. Purchase payments of less than $5,000 may not be allocated to the DCA Fixed Rate Option. The first periodic transfer will occur on the date you allocate your purchase payment to the DCA Fixed Rate Option. Subsequent transfers will occur on the monthly anniversary of the first transfer. Currently, you may choose to have the purchase payment allocated to the DCA Fixed Rate Option transfer to the selected variable investment options in either six or twelve monthly installments, and you may not change that number of monthly installments after you have chosen the DCA Fixed Rate Option. You may allocate to both the six-month and twelve-month options, but the minimum amount of a purchase payment that may be allocated to one or the other is $5,000. (In the future, we may make available other numbers of transfers and other transfer schedules--for example, quarterly as well as monthly.) If you choose a six-payment transfer schedule, each transfer generally will equal 1/6th of the amount you allocated to the DCA Fixed Rate Option, and if you choose a twelve-payment transfer schedule, each transfer generally will equal 1/12th of the amount you allocated to the DCA Fixed Rate Option. In either case, the final transfer amount generally will also include the credited interest. You may change at any time the variable investment options into which the DCA Fixed Rate Option assets are transferred. Transfers from the DCA Fixed Rate Option do not count toward the maximum number of free transfers allowed under the contract.

    If you make a withdrawal or have a fee assessed from your contract, and all or part of that withdrawal or fee comes out of the DCA Fixed Rate Option, we will recalculate the periodic transfer amount to reflect the change. This recalculation may include some or all of the interest credited to the date of the next scheduled transfer. If a withdrawal or fee assessment reduces the monthly transfer amount below $100, we will transfer the remaining balance in the DCA Fixed Rate Option on the next scheduled transfer date.

    By investing amounts on a regular basis instead of investing the total amount at one time, the DCA Fixed Rate Option may decrease the effect of market fluctuation on the investment of your purchase payment. Of course, dollar cost averaging cannot ensure a profit or protect against loss in a declining market.

TRANSFERS AMONG OPTIONS

You can transfer money among the variable investment options and, if you have chosen the Contract Without Credit, the fixed interest rate options as well. You may make your transfer request by telephone or in writing to the Prudential Annuity Service Center. You may make up to two telephone transfer requests per month. You must make any additional transfer requests during that month in writing with an original signature. We have procedures in place to confirm that instructions received by telephone are genuine. We will not be liable for following telephone instructions that we reasonably believe to be genuine. Your transfer request will take effect at the end of the business day on which we receive it. Our business day generally closes at 4:00 p.m. Eastern time, and requests received after that time will take effect at the end of the next business day.

    YOU CAN MAKE TRANSFERS OUT OF A FIXED INTEREST-RATE OPTION, OTHER THAN THE DCA OPTION, ONLY DURING THE 30-DAY PERIOD FOLLOWING THE END OF THE ONE YEAR INTEREST RATE PERIOD. TRANSFERS FROM THE DCA OPTION ARE MADE ON A PERIODIC BASIS FOR THE PERIOD THAT YOU SELECT.

    During the contract accumulation phase, you can make up to 12 transfers each contract year without charge. We will charge you $25 for each transfer after the twelfth in a contract year. (Dollar Cost Averaging and Auto-Rebalancing transfers are always free, and do not count toward the 12 free transfers per year.)

OTHER AVAILABLE FEATURES

DOLLAR COST AVERAGING

The dollar cost averaging (DCA) feature (which is distinct from the DCA Fixed Rate Option) allows you to systematically transfer either a fixed dollar amount or a percentage out of any variable investment option and into one or more other variable investment options. You can have these automatic transfers occur monthly, quarterly, semiannually or annually. By investing amounts on a regular basis instead of investing the total amount at one time, dollar cost averaging may decrease the effect of market fluctuation on the investment of your purchase payment. Of course, dollar cost averaging cannot ensure a profit or protect against loss in a declining market.

    Each dollar cost averaging transfer must be at least $100. Transfers will be made automatically on the schedule you choose until the entire amount you chose to have transferred has been transferred or until you tell us to discontinue the transfers. If the remaining amount to be transferred drops below $100, the entire remaining balance will be transferred on the next transfer date. You can allocate additional amounts to be transferred at any time.

    Your transfers will occur on the last calendar day of each transfer period you have selected, provided that the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on a particular transfer date, the transfer will take effect on the next business day.

    Any dollar cost averaging transfers you make do not count toward the 12 free transfers you are allowed each contract year. The dollar cost averaging feature is available only during the contract accumulation phase.

ASSET ALLOCATION PROGRAM

We recognize the value of having advice when deciding how to allocate your purchase payments among the investment options. If you choose to participate in the Asset Allocation Program, your representative will give you a questionnaire to complete that will help determine a program that is appropriate for you. We will prepare your asset allocation based on your answers to the questionnaire. We will not charge you for this service and you are not obligated to participate or to invest according to program recommendations.

AUTO-REBALANCING

Once you have allocated your money among the variable investment options, the actual performance of the investment options may cause your allocation to shift. For example, an investment option that initially holds only a small percentage of your assets could perform much better than another investment option. Over time, this option could increase to a larger percentage of your assets than you desire. You can direct us to automatically rebalance your assets to return to your original allocation or to change allocations by selecting the Auto-Rebalancing feature. If you also participate in the DCA feature, then the variable investment option from which you make the DCA transfers will not be rebalanced.

    You may choose to have your rebalancing occur monthly, quarterly, semiannually, or annually. The rebalancing will occur on the last calendar day of the period you have chosen, provided that the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, the rebalancing will take effect on the next business day.

    Any transfers that occur as a result of the Auto-Rebalancing feature do not count toward the 12 free transfers you are allowed per year. The auto-rebalancing feature is available only during the contract accumulation phase.

VOTING RIGHTS

We are the legal owner of the shares in the mutual funds available as variable investment options. However, we currently vote the shares of the mutual funds according to voting instructions we receive from contract owners. When a vote is required, we will mail you a form that you can complete and return to us to tell us how you wish us to vote. When we receive those instructions, we will vote all of the shares we own on your behalf in accordance with those instructions. We will vote fund shares for which we do not receive instructions, and any other shares that we own, in the same proportion as shares for which we do receive instructions from contract owners. We may change the way your voting instructions are calculated if federal law requires or permits it.

SUBSTITUTION

We may substitute one or more of the mutual funds used by the variable investment options. We would not do this without the approval of the Securities and Exchange Commission and applicable state insurance departments. We would give you specific notice in advance of any substitution we intended to make. We may also stop allowing investments in existing funds.

3:
WHAT KIND OF PAYMENTS WILL I RECEIVE DURING THE
INCOME PHASE? (ANNUITIZATION)
--------------------------------------------------------------------------------

The annuitant can begin receiving annuity payments any time after the first contract anniversary. Annuity payments must begin no later than the contract anniversary that coincides with or follows the annuitant's 90th birthday (unless we agree to another date).

You may choose among the income plans described below at any time before the annuity date. We call these plans "annuity options" or "settlement options." During the income phase, all of the annuity options under this contract are fixed annuity options. This means that you no longer invest in the variable investment options--that is, in the underlying mutual funds--on or after the annuity date. If you have not selected another annuity option by the annuity date, you will automatically select the Life Income Annuity Option (Option 2, described below) unless prohibited by applicable law. GENERALLY, ONCE THE ANNUITY PAYMENTS BEGIN, YOU CANNOT CHANGE THE ANNUITY OPTION.

OPTION 1

ANNUITY PAYMENTS FOR A FIXED PERIOD

Under this option, we will make equal payments for a period you choose, from five years to 25 years. We will make these payments monthly, quarterly, semiannually, or annually, as you choose, for the fixed period. If the annuitant dies during the income phase, we will continue payments to the beneficiary for the remainder of the fixed period or, if the beneficiary so chooses, we will make a single lump-sum payment. We calculate the amount of the lump sum payment as present value of the unpaid future payments based upon the interest rate used to compute the actual payments. That interest rate will always be at least 3% a year.

OPTION 2

LIFE INCOME ANNUITY OPTION

Under this option, we will make annuity payments to the annuitant monthly, quarterly, semiannually, or annually as long as the annuitant is alive. If the annuitant dies before we have made 10 years' worth of payments, we will pay the beneficiary the present value of the remaining annuity payments in one lump sum, unless the annuitant has specifically instructed us to continue to pay the remaining monthly annuity payments. We calculate the present value of the remaining annuity payments using the interest rate used to compute the amount of the original 120 payments. That interest rate will always be at least 3% a year. If you have not selected an annuity option by the annuity date, you will automatically select this option, unless prohibited by applicable law.

OTHER ANNUITY OPTIONS

We currently offer a variety of other annuity options. At the time you choose to receive your annuity payments, we may make available to you any of the fixed annuity options then offered.

    Applicable state law may limit some of these options.

    If you have purchased the Contract With Credit, we will take back any credits that have not vested when you begin the income phase. See "Credits," on page 35.

4:
WHAT IS THE
DEATH BENEFIT?
--------------------------------------------------------------------------------

THE DEATH BENEFIT FEATURE PROTECTS THE VALUE OF THE CONTRACT FOR THE
BENEFICIARY.

BENEFICIARY

The beneficiary is the person(s) or entity you name to receive any death benefit. You name the beneficiary at the time the contract is issued, unless you change it at a later date. Unless you name an irrevocable beneficiary, during the accumulation period you can change the beneficiary at any time before the owner dies.

CALCULATION OF THE DEATH BENEFIT

If the owner dies during the accumulation phase, we will, upon receiving appropriate proof of death, pay a death benefit to the beneficiary designated by the owner. If death is prior to age 80, the beneficiary will receive the greater of the following:

1) The current value of your contract (as of the time we receive appropriate proof of death). If you have purchased the Contract With Credit, we will first deduct any non-vested credit corresponding to a purchase payment made later than one year prior to death.

2) Either the base death benefit or, if you have chosen it, the guaranteed minimum death benefit's protected value.

The base death benefit equals the total purchase payments you have made, proportionally reduced by the effect of withdrawals on your contract value. For example, if a withdrawal reduces your contract value by 10%, then your base death benefit would be reduced by the same percentage.

The protected value of the guaranteed minimum death benefit equals the "step-up value." The step-up value equals the highest value of the contract on any contract anniversary date--that is, on each contract anniversary, the new step-up value becomes the higher of the previous step-up value and the current contract value. Between anniversary dates, the step-up value is only increased by additional purchase payments and reduced proportionally by the effect of withdrawals on your contract value.

    If you have chosen the base death benefit and death occurs on or after age 80, we will still calculate the death benefit as described above. If you have chosen the guaranteed minimum death benefit option and death occurs on or after age 80, the beneficiary will receive the greater of: 1) the current contract value as of the date that due proof of death is received, and 2) the death benefit as of age 80, reduced proportionally by any withdrawals. For this purpose, an owner is deemed to reach age 80 on the contract anniversary on or following the owner's actual 80th birthday.

    Here is an example of a proportional reduction of the step-up value:

    If an owner withdrew 50% of a contract valued at $100,000 and if the protected value was $80,000, the new protected value following the withdrawal would be $40,000 or 50% of what it had been prior to the withdrawal.

    Special rules apply if the beneficiary is the spouse of the owner. In that case, upon the death of the owner, the spouse will have the choice of the following:

- The contract can continue, and the spouse will become the new owner of the contract; or

- The spouse can receive the death benefit. If the spouse does wish to receive the death benefit, he or she must make that choice within the first 60 days following our receipt of proof of death. Otherwise, the contract will continue with the spouse as owner.

If ownership of the contract changes as a result of the owner assigning it to someone else, we will reset the value of the death benefit to equal the contract value on the date the change of ownership occurs, and for purposes of computing the future death benefit, we will treat that contract value as a purchase payment occurring on that date.

PAYOUT OPTIONS

The beneficiary may, within 60 days of providing proof of death, choose to take the death benefit under one of several death benefit payout options listed below.

    The death benefit payout options are:

    Choice 1. Lump sum payment of the death benefit. If the beneficiary does not choose a payout option within sixty days, the beneficiary will receive this payout option.

    Choice 2. The payment of the entire death benefit within 5 years of the date of death of the owner.

    Choice 3. Payment of the death benefit under an annuity or annuity settlement option over the lifetime of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary with distribution beginning within one year of the date of death of the owner.

5:
HOW CAN I PURCHASE A STRATEGIC PARTNERS
ANNUITY ONE CONTRACT?
--------------------------------------------------------------------------------


PURCHASE PAYMENTS

The initial purchase payment is the amount of money you first pay us to purchase the contract. The minimum initial purchase payment is $10,000. With some restrictions, you can make additional purchase payments of $1,000 or more at any time during the accumulation phase. However, no purchase payments may be made on or after the earliest of the 80th birthday of (i) the owner or (ii) the annuitant.

    Currently, the maximum aggregate purchase payments you may make is $7 million. We limit the maximum total purchase payments in any contract year other than the first to $2 million.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a contract, we will allocate your invested purchase payment among the variable investment options based on the percentages you choose. The percentage of your allocation to a particular investment option can range in whole percentages from 0% to 100%.

    You may change your allocation of future invested purchase payments at any time. Contact the Annuity Service Center for details.

    If you make an additional purchase payment without allocation instructions, we will allocate the invested purchase payment in the same proportion as your most recent purchase payment, unless you directed us in connection with that purchase payment to make that allocation on a one-time-only basis.

    If you purchase the Contract Without Credit and you allocated all or part of your initial purchase payment to the DCA Fixed Rate Option, we will treat your transfer allocation instructions for the DCA Fixed Rate Option as part of your allocation instructions for subsequent purchase payments until you direct us otherwise.

    We will credit the initial purchase payment to your contract within two business days from the day on which we receive your payment at the Prudential Annuity Service Center. If, however, your first payment is made without enough information for us to set up your contract, we may need to contact you to obtain the required information. If we are not able to obtain this information within five business days, we will within that five business day period either return your purchase payment or obtain your consent to continue holding it until we receive the necessary information. We will generally credit each subsequent purchase payment as of the business day we receive it in good order. Our business day generally closes at 4:00 p.m. Eastern time. We will generally credit subsequent purchase payments received in good order after the close of a business day on the following business day.

CREDITS

If you purchase the Contract With Credit, we will add a credit amount to your contract value with each purchase payment you make. The credit is allocated to the variable investment options in the same percentages as the purchase payment.

    The credit percentage is currently equal to 4% of each purchase payment. With the approval of the Securities and Exchange Commission, we can change that credit percentage, but we guarantee it will never be less than 3%.

    Each credit is subject to its own vesting schedule, which is shown below. If you make a withdrawal of all or part of a purchase payment, or you begin the income phase of the contract, we will take back the non-vested portion of the credit attributable to that purchase payment. Withdrawals of purchase payments occur on a first-in first-out basis. This credit that we take back is in addition to any withdrawal charges that may apply.

            NUMBER OF CONTRACT ANNIVERSARIES
          SINCE DATE OF EACH PURCHASE PAYMENT     VESTED PERCENTAGE
         ----------------------------------------------------------
                          0                               0%
                          1                              10%
                          2                              20%
                          3                              30%
                          4                              40%
                          5                              50%
                          6                              60%
                          7                             100%

If you exercise your right to cancel the contract, we will take back the entire credit. If we pay a death benefit under the contract, we will take back the non-vested portion of any credit we applied one year prior to the date of death or later.

CALCULATING CONTRACT VALUE

The value of your contract will go up or down depending on the investment performance of the variable investment options you choose. To determine the value of your contract, we use a unit of measure called an accumulation unit. An accumulation unit works like a share of a mutual fund.

    Every day we determine the value of an accumulation unit for each of the variable investment options. We do this by:

1) adding up the total amount of money allocated to a specific investment option;

2) subtracting from that amount insurance charges and any other applicable charges such as for taxes; and

3) dividing this amount by the number of outstanding accumulation units.

    When you make a purchase payment, we credit your contract with accumulation units of the subaccount or subaccounts for the investment options you choose. We determine the number of accumulation units credited to your contract by dividing the amount of the purchase payment, plus (if you have purchased the Contract With Credit) any applicable credit, allocated to an investment option by the unit price of the accumulation unit for that investment option. We calculate the unit price for each investment option after the New York Stock Exchange closes each day and then credit your contract. The value of the accumulation units can increase, decrease, or remain the same from day to day.

    We cannot guarantee that your contract value will increase or that it will not fall below the amount of your total purchase payments.

6:
WHAT ARE THE EXPENSES ASSOCIATED WITH THE STRATEGIC
PARTNERS ANNUITY ONE CONTRACT?
--------------------------------------------------------------------------------

THERE ARE CHARGES AND OTHER EXPENSES ASSOCIATED WITH THE CONTRACT THAT REDUCE THE RETURN ON YOUR INVESTMENT. WE DESCRIBE THESE CHARGES AND EXPENSES BELOW.

INSURANCE AND ADMINISTRATIVE CHARGE

Each day, we make a deduction for the insurance and administrative charge. This charge covers our expenses for mortality and expense risk, administration, marketing and distribution. If you choose a guaranteed minimum death benefit option, the insurance and administrative charge also includes a charge to cover our assumption of the associated risk. The mortality risk portion of the charge is for our assumption of the risk that the annuitant(s) will live longer than expected based on our life expectancy tables. When this happens, we pay a greater number of annuity payments. The expense risk portion of the charge is for our assumption of the risk that the current charges will be insufficient in the future to cover the cost of administering the contract. The administrative expense portion of the charge compensates us for the expenses associated with the administration of the contract. This includes preparing and issuing the contract; establishing and maintaining contract records; preparation of confirmations and annual reports; personnel costs; legal and accounting fees; filing fees; and systems costs. The guaranteed minimum death benefit risk portion of the charge, if applicable, covers our assumption of the risk that the protected value of the contract will be larger than the base death benefit if the contract owner dies during the accumulation phase.

    If the insurance and administrative charge is not sufficient to cover our expenses, then we will bear the loss. We do, however, expect to profit from this charge. The insurance and administrative charge for your contract cannot be increased. We may use any profits from this charge to pay for the costs of distributing the contracts. If you choose the Contract With Credit, we will also use any profits from this charge to recoup our costs of providing the credit.

    We calculate the insurance and administrative charge based on the average daily value of all assets allocated to the variable investment options. The amount of the charge depends on the death benefit option that you choose. The charge is equal to 1.40% on an annual basis if you choose the base death benefit, and 1.60% on an annual basis if you choose the guaranteed minimum death benefit option.

ANNUAL CONTRACT FEE

Currently, we do not deduct an annual contract fee for administrative expenses while your contract value is $50,000 or more. If your contract value is less than $50,000 on a contract anniversary during the accumulation phase or when you make a full withdrawal, we will deduct $30 (or if your contract value is less than $1,500, then a lower amount equal to 2% of your contract value) for administrative expenses. We may increase this charge up to a maximum of $60 per year. Also, we may raise the level of the contract value at which we waive this fee. We will deduct this charge proportionately from each of your contract's investment options.

WITHDRAWAL CHARGE

A withdrawal charge may apply if you make a full or partial withdrawal during the withdrawal charge period for a purchase payment. The amount and duration of the withdrawal charge depends on whether you choose the Contract With Credit or the Contract Without Credit. The withdrawal charge varies with the number of contract anniversaries that have elapsed since each purchase payment was made, and is a percentage, shown below, of the amount withdrawn.

                NUMBER OF CONTRACT
              ANNIVERSARIES SINCE THE
                   DATE OF EACH        CONTRACT WITH CREDIT   CONTRACT WITHOUT CREDIT
                 PURCHASE PAYMENT        WITHDRAWAL CHARGE       WITHDRAWAL CHARGE
             -----------------------   --------------------  ---------------------
                       0                         7%                     7%
                       1                         7%                     6%
                       2                         7%                     5%
                       3                         6%                     4%
                       4                         5%                     3%
                       5                         4%                     2%
                       6                         3%                     1%
                       7                         2%                     0%
                       8                         1%                     0%
                       9                         0%                     0%

    If a withdrawal is effective on the day before a contract anniversary, the withdrawal charge percentage as of the following contract anniversary will apply.

    If you request a withdrawal, we will:

- deduct an amount from the contract value that is sufficient to pay the withdrawal charge,

- if you have chosen the Contract With Credit, take back any credit that has not vested under the vesting schedule, and

-   provide you with the amount requested.

    If you request a full withdrawal, we will provide you with the full amount of the contract value after making these deductions.

    Each contract year, you may withdraw up to 10% of your net purchase payments without paying a withdrawal charge. For purposes of determining the withdrawal charge, withdrawals of this 10% "charge-free" amount will come first from purchase payments, on a first-in first-out basis. Withdrawals in excess of the charge-free amount will come first from purchase payments, also on a first-in first-out basis, and will be subject to withdrawal charges, if applicable, even if earnings are available on that date. Once you have withdrawn all purchase payments, further withdrawals will come from any remaining earnings. Earnings are not subject to withdrawal charges.

    We will take back any credits that have not vested under the vesting schedule. If you choose the Contract With Credit and make a withdrawal that is subject to a withdrawal charge, we may use part of that withdrawal charge to recoup our costs of providing the credit.

    Withdrawal charges will never be greater than permitted by applicable law.

PREMIUM TAXES

Some states and municipalities charge premium taxes or similar taxes. New York does not, however, currently charge premium taxes. If, in the future, we are charged for taxes that are based on purchase payments, we will pass that charge on to contract owners.

TRANSFER FEE

You can make 12 free transfers every contract year. We measure a contract year from the date we issue your contract, which is the contract date. If you make more than 12 transfers in a contract year (excluding Dollar Cost Averaging and Auto-Rebalancing), we will deduct a transfer fee of $25 for each additional transfer. We will deduct the transfer fee proportionately from all the investment options involved in the transfer.

COMPANY TAXES

We will pay the taxes on the earnings of the separate account. We do not currently charge you for these taxes. We will periodically review the issue of charging for these taxes and may impose a charge in the future.

7:
HOW CAN I
ACCESS MY MONEY?
--------------------------------------------------------------------------------

YOU CAN ACCESS YOUR MONEY BY:

- MAKING A WITHDRAWAL (EITHER PARTIAL OR FULL); OR
- CHOOSING TO RECEIVE ANNUITY PAYMENTS DURING THE INCOME PHASE.

WITHDRAWALS DURING THE ACCUMULATION PHASE

When you make a full withdrawal, you will receive the value of your contract on the day you made the withdrawal, minus any applicable fees and, if you have purchased the Contract With Credit, after we have taken back any credits that have not yet vested. We will calculate the value of your contract and charges, if any, as of the date we receive your request in good order at the Prudential Annuity Service Center.

    Unless you tell us otherwise, we will take any partial withdrawal proportionately from all of the variable investment options in which you have invested. For a partial withdrawal, we will deduct any applicable fees and, if you have purchased the Contract With Credit, take back any credit corresponding to the purchase payments you are withdrawing, from the assets in your contract. The minimum amount you may withdraw is $250. If, after a withdrawal, your contract value is less than $2,000, we have the right to end your contract.

    We will generally pay the withdrawal amount, less any required tax withholding, within seven days after we receive a withdrawal request in good order.

    INCOME TAXES, TAX PENALTIES, AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE. FOR MORE INFORMATION, SEE SECTION 8, "WHAT ARE THE TAX CONSIDERATIONS ASSOCIATED WITH THE STRATEGIC PARTNERS ANNUITY ONE CONTRACT," ON PAGE 41 OF THIS PROSPECTUS.

AUTOMATED WITHDRAWALS

We offer an automated withdrawal feature. This feature enables you to receive periodic withdrawals in monthly, quarterly, semiannual, or annual intervals. We will process your withdrawals at the end of the business day at the intervals you specify. We will continue at these intervals until you tell us otherwise. You can make withdrawals from any designated investment option or proportionally from all investment options. The minimum automated withdrawal amount you can make is $100.

    INCOME TAXES AND A 10% PENALTY TAX ON EARNINGS MAY APPLY TO AUTOMATED WITHDRAWALS AS WELL AS ANY OTHER WITHDRAWALS MADE FROM YOUR CONTRACT.

SUSPENSION OF PAYMENTS OR TRANSFERS

The Securities and Exchange Commission may require us to suspend or postpone payments made in connection with withdrawals or transfers for any period when:

- The New York Stock Exchange is closed (other than customary weekend and holiday closings);

-   Trading on the New York Stock Exchange is restricted;

- An emergency exists during which sales and redemptions of shares of the mutual funds are not reasonable or we cannot reasonably value the accumulation units; or

- The Securities and Exchange Commission, by order, permits suspension or postponement of payments for the protection of owners.

    We expect to pay the amount of any withdrawal or transfer made from the fixed interest rate options promptly upon request.

8:
WHAT ARE THE TAX CONSIDERATIONS ASSOCIATED WITH THE STRATEGIC
PARTNERS ANNUITY ONE CONTRACT?
--------------------------------------------------------------------------------

The tax considerations associated with the Strategic Partners Annuity One contract vary depending on whether the contract is (i) owned by an individual and not associated with a tax-favored retirement plan, or (ii) held under a tax-favored retirement plan. We discuss the tax considerations for these categories of contracts below. The discussion is general in nature and describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. It is not intended as tax advice. You should consult with a qualified tax adviser for complete information and advice.

CONTRACTS OWNED BY INDIVIDUALS (NOT ASSOCIATED WITH TAX-FAVORED RETIREMENT
PLANS)

TAXES PAYABLE BY YOU

We believe the contract is an annuity contract for tax purposes. Accordingly, as a general rule, you should not pay any tax until you receive money under the contract.

    Generally, annuity contracts issued by the same company (and affiliates) to you during the same calendar year must be treated as one annuity contract for purposes of determining the amount subject to tax under the rules described below.

TAXES ON WITHDRAWALS AND SURRENDER

If you make a withdrawal from your contract or surrender it before annuity payments begin, the amount you receive will be taxed as ordinary income, rather than as return of purchase payments, until all gain has been withdrawn.

    If you assign all or part of your contract as collateral for a loan, the part assigned will be treated as a withdrawal. Also, if you elect the interest payment option, that election will be treated, for tax purposes, as surrendering your contract.

    If you transfer your contract for less than full consideration, such as by gift, you will trigger tax on the gain in the contract. This rule does not apply if you transfer the contract to your spouse or you transfer the contract incident to divorce.

    It is our position that the guaranteed minimum death benefit isan integral part of the annuity contract and accordingly that the charges made against the annuity contract's cash value for the benefit should not be treated as distributions subject to income tax. It is possible, however, that the Internal Revenue Service could take the position that such charges should be treated as distributions.


TAXES ON ANNUITY PAYMENTS

A portion of each annuity payment you receive will be treated as a partial return of your purchase payments and will not be taxed. The remaining portion will be taxed as ordinary income. Generally, the nontaxable portion is determined by multiplying the annuity payment you receive by a fraction, the numerator of which is your purchase payments (less any amounts previously received tax-free) and the denominator of which is the total expected payments under the contract.

    After the full amount of your purchase payments have been recovered tax-free, the full amount of the annuity payments will be taxable. If annuity payments stop due to the death of the annuitant before the full amount of your purchase payments have been recovered, a tax deduction is allowed for the unrecovered amount.

PENALTY TAXES ON WITHDRAWALS AND ANNUITY PAYMENTS

Any taxable amount you receive under your contract may be subject to a 10% penalty tax. Amounts are not subject to this penalty tax if:

-  the amount is paid on or after you reach age 59 1/2 or die;

-  the amount received is attributable to your becoming disabled;

- the amount paid or received is in the form of level annuity payments not less frequently than annually under a lifetime annuity;

TAXES PAYABLE BY BENEFICIARIES

Generally, the same tax rules described above would also apply to amounts received by your beneficiary. Choosing an annuity payment option instead of a lump sum death benefit may defer taxes. Certain minimum distribution requirements apply upon your death, as discussed further below.

WITHHOLDING OF TAX FROM DISTRIBUTIONS

Taxable amounts distributed from your annuity contracts are subject to tax withholding. You may generally choose not to have tax withheld from your payments. You must make that choice on the appropriate forms that we provide.

ANNUITY QUALIFICATION

    DIVERSIFICATION AND INVESTOR CONTROL In order to qualify for the tax rules applicable to annuity contracts described above, the contract must be an annuity contract for tax purposes. This means that the assets underlying the annuity contract must be diversified, according to certain rules. It also means that we, and not you as the contract-owner, must have sufficient control over the underlying assets to be treated as the owner of the underlying assets for tax purposes. We believe these rules, which are further discussed in the Statement of Additional Information, will be met.

    REQUIRED DISTRIBUTIONS UPON YOUR DEATH Upon your death, certain distributions must be made under the contract. The required distributions depend on whether you die before you start taking annuity payments under the contract or after you start taking annuity payments under the contract.

    If you die on or after the annuity date, the remaining portion of the interest in the contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death.

    If you die before the annuity date, the entire interest in the contract must be distributed within 5 years after the date of death. However, if an annuity payment option is selected by your designated beneficiary and if annuity payments begin within 1 year of your death, the value of the contract may be distributed over the beneficiary's life or a period not exceeding the beneficiary's life expectancy. Your designated beneficiary is the person to whom ownership of the contract passes by reason of death, and must be a natural person.

    If any portion of the contract is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the owner.

    CHANGES IN THE CONTRACT We reserve the right to make any changes we deem necessary to assure that the contract qualifies as an annuity contract for tax purposes. Any such changes will apply to all contract owners and you will be given notice to the extent feasible under the circumstances.

ADDITIONAL INFORMATION

You should refer to the Statement of Additional Information if:

- The contract is held by a corporation or other entity instead of by an individual or as agent for an individual.

- Your contract was issued in exchange for a contract containing purchase payments made before August 14, 1982.

-   You are a nonresident alien.

- You transfer your contract to, or designate, a beneficiary who is either 37 1/2 years younger than you or a grandchild.

-   You wish additional information on withholding taxes.

CONTRACTS HELD BY TAX FAVORED PLANS

The following discussion covers annuity contracts held under tax-favored retirement plans. Currently, the contract may be purchased for use in connection with individual retirement accounts and annuities ("IRAs") which are subject to Sections 408(a), 408(b) and 408A of the Tax Code. This description assumes that you have satisfied the requirements for eligibility for these products.

    YOU SHOULD BE AWARE THAT TAX FAVORED PLANS SUCH AS IRAS GENERALLY PROVIDE TAX DEFERRAL REGARDLESS WHETHER THEY INVEST IN ANNUITY CONTRACTS. THIS MEANS THAT WHEN A TAX FAVORED PLAN INVESTS IN AN ANNUITY CONTRACT, IT GENERALLY DOES NOT RESULT IN ANY ADDITIONAL TAX DEFERRAL BENEFITS.

TYPES OF TAX FAVORED PLANS

    IRAS If you buy a contract for use as an IRA, we will provide you a copy of the prospectus and contract. The "IRA Disclosure Statement" on page 48 contains information about eligibility, contribution limits, tax particulars, and other IRA information. In addition to this information (some of which is summarized below), the IRS requires that you have a "free look" after making an initial contribution to the contract. During this time, you can cancel the contract by notifying us in writing, and we will refund all of the purchase payments under the contract (or, if provided by applicable state law, the amount credited under the contract, calculated as of the date that we receive this cancellation notice, if greater).

    Contributions Limits/Rollovers: Because of the way the contract is designed, you may only purchase a contract for an IRA in connection with a "rollover" of amounts from a qualified retirement plan. You must make a minimum initial payment of $10,000 to purchase a contract. This minimum is greater than the maximum amount of any annual contribution you may make to an IRA (which is generally $2,000/year). The "rollover" rules under the Tax Code are fairly technical; however, an individual (or his or her surviving spouse) may generally "roll over" certain distributions from tax favored retirement plans (either directly or within 60 days from the date of these distributions) if he or she meets the requirements for distribution. Once you buy the contract, you can make regular IRA contributions under the contract (to the extent permitted by law). However, if you make such regular IRA contributions, you should note that you will not be able to treat the contract as a "conduit IRA," which means that you will not be able subsequently to "roll over" the contract funds into another Section 401(a) plan or TDA (although you may be able to transfer the funds to another IRA).

    Required Provisions: Contracts that are IRAs (or endorsements that are part of the contract) must contain certain provisions:

- You, as owner of the contract, must be the "annuitant" under the contract (except in certain cases involving the division of property under a decree of divorce);

-   Your rights as owner are non-forfeitable;

- You cannot sell, assign or pledge the contract, other than to Pruco Life of New Jersey;

- The annual premium you pay cannot be greater than $2,000 (which does not include any rollover amounts);

- The date on which annuity payments must begin cannot be later than the April 1st of the calendar year after the calendar year you turn age 70 1/2; and

- Death and annuity payments must meet "minimum distribution requirements" (described below).


    Usually, the full amount of any distribution from an IRA (including a distribution from this contract) which is not a rollover is taxable. As taxable income, these distributions are subject to the general tax withholding rules described earlier. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:

-   A 10% "early distribution penalty" (described below);

- Liability for "prohibited transactions" if you, for example, borrow against the value of an IRA; or

-   Failure to take a minimum distribution (also generally described below).

MINIMUM DISTRIBUTION OPTION

If you hold the contract under an IRA or other tax favored plan, you can satisfy the IRS minimum distribution requirements described above (generally, distribution after age 70 1/2) under the contract without either beginning annuity payments or making a withdrawal of a portion of the contract. You, as owner of the contract, can select either a "calculation" or "recalculation" method to determine the minimum distribution. We will send you a check for the minimum distribution amount, less any other partial withdrawals that you made during the year. More information on the mechanics of this calculation is available on request.

PENALTY FOR EARLY WITHDRAWALS

You may owe a 10% penalty tax to the taxable part of distributions received from an IRA, SEP, SIMPLE-IRA (which may increase to 25%), TDA or qualified retirement plan before you attain age 59 1/2. There are only limited exceptions to this tax, and you should consult your tax adviser for further details.

WITHHOLDING

The Tax Code requires a mandatory 20% federal income tax withholding for certain distributions from a TDA or qualified retirement plan, unless the distribution is an eligible rollover contribution that is "directly" rolled into another qualified plan, IRA (including the IRA variations described above) or TDA. For all other distributions, unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on annuity payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:

- For any annuity payments not subject to mandatory withholding, you will have taxes withheld by us as if you are a married individual, with 3 exemptions; and

-   For all other distributions, you will be withheld at a 10% rate.

    We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the distributions, and you should consult with your tax advisor to find out more information on your potential liability if you fail to pay such taxes.

ERISA DISCLOSURE/REQUIREMENTS

ERISA (the "Employee Retirement Income Security Act of 1974") and the Tax Code prevents a fiduciary and other "parties in interest" with respect to a plan (and, for these purposes, an IRA would also constitute a "plan") from receiving any benefit from any party dealing with the plan, as a result of the sale of the contract Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the contract. This information has to do primarily with the fees, charges, discounts and other costs related to the contract, as well as any commissions paid to any agent selling the contract.

    Information about any applicable fees, charges, discounts, penalties or adjustments may be found under "What Are the Expenses Associated with the Strategic Partners Annuity One Contract" starting on page 37.

    Information about sales representatives and commissions may be found under "Other Information" and "Sale and Distribution of the Contract" on page 45.

    In addition, other relevant information required by the exemptions is contained in the contract and accompanying documentation. Please consult your tax advisor if you have any additional questions.

ADDITIONAL INFORMATION

For additional information about federal tax law requirements applicable to tax favored plans, see the "IRA Disclosure Statement" on page 48.

9:
OTHER
INFORMATION

------------------------------------------------------------------------------

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

Pruco Life Insurance Company of New Jersey is a stock life insurance company organized in 1982 under the laws of the State of New Jersey. Pruco Life of New Jersey is licensed to sell life insurance and annuities in the states of New Jersey and New York and is subject to the insurance laws and regulations of those states. Pruco Life of New Jersey is a wholly-owned subsidiary Pruco Life Insurance Company, which is itself a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a mutual insurance company founded in 1875 under the laws of the State of New Jersey.

    Prudential is currently considering reorganizing itself into a publicly traded stock company through a process known as "demutualization." On February 10, 1998, Prudential's Board of Directors authorized management to take the preliminary steps necessary to allow Prudential to demutualize. On July 1, 1998, legislation was enacted in New Jersey that would permit this conversion to occur and that specified the process for conversion. Demutualization is a complex process involving development of a plan of reorganization, adoption of a plan by Prudential's Board of Directors, a public hearing, voting by qualified policyholders and regulatory approval. Prudential is working toward completing this process in 2001 and currently expects adoption by the Board of Directors to take place in the latter part of 2000. However, there is no certainty that the demutualization will be completed in this timeframe or that the necessary approvals will be obtained. Also, it is possible that after careful review, Prudential could decide not to demutualize or could decide to delay its plans.

    The plan of reorganization, which hasn't been fully developed and approved, would provide the criteria for determining eligibility and the methodology for allocating shares or other consideration to those who would be eligible. Generally, the amount of shares or other consideration eligible customers would receive would be based on a number of factors, including the types, amounts and issue years of their policies. As a general rule, owners of Prudential-issued insurance policies and annuity contracts would be eligible, provided that their policies were in force on the date Prudential's Board of Directors adopted a plan of reorganization, while mutual fund customers and customers of Prudential's subsidiaries (such as the Pruco Life insurance companies) would not be. It has not yet been determined whether any exceptions to that general rule will be made with respect to policyholders and contract owners of Prudential's subsidiaries. This does not constitute a proposal, offer, solicitation or recommendation regarding any plan of reorganization that may be proposed or a recommendation regarding the ownership of any stock that could be issued in connection with any such demutualization.

THE SEPARATE ACCOUNT

We have established a separate account, the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (the "separate account"), to hold the assets that are associated with the contracts. The separate account was established under New Jersey law on May 20, 1996, and is registered with the U.S. Securities and Exchange Commission under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company. The assets of the separate account are held in the name of Pruco Life of New Jersey and legally belong to us. These assets are kept separate from all of our other assets and may not be charged with liabilities arising out of any other business we may conduct. More detailed information about Pruco Life of New Jersey, including its audited financial statements, appears in the Statement of Additional Information.

SALE AND DISTRIBUTION OF THE CONTRACT

Prudential Investment Management Services LLC ("PIMS"), 100 Mulberry Street, Newark, New Jersey 07102-4077, acts as the distributor of the contracts. PIMS is a wholly-owned subsidiary of Prudential and is a limited liability corporation organized under Delaware law in 1996. It is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. Commissions for the sales of contracts are paid to Prudential representatives and to other independent broker-dealers who sell the contracts, and do not reduce the amount of your investment. Registered representatives of independent broker-dealers may be paid on a different basis than those affiliated with PIMS.

ASSIGNMENT

You can assign the contract at any time during your lifetime. If you do so, we will reset the death benefit to equal the contract value on the date the assignment occurs. For details, see "What is the Death Benefit," on page 33. We will not be bound by the assignment until we receive written notice. We will not be liable for any payment or other action we take in accordance with the contract if that action occurs before we receive notice of the assignment. An assignment, like any other change in ownership, may trigger a taxable event.

    If the contract is issued under a qualified plan, there may be limitations on your ability to assign the contract. For further information please speak to your representative.

FINANCIAL STATEMENTS

The financial statements of the separate account associated with Strategic Partners Annuity One are included in the Statement of Additional Information.

STATEMENT OF ADDITIONAL INFORMATION

Contents:

-   Company

-   Experts

-   Litigation

-   Legal Opinions

-   Principal Underwriter

-   Determination of Accumulation Unit Values

-   Performance Information

-   Comparative Performance Information and Advertising

-   Federal Tax Status

-   Directors and Officers

-   Financial Statements

IRA DISCLOSURE STATEMENT

-------------------------------------------------------------------------------

This statement is designed to help you understand the requirements of federal tax law which apply to your individual retirement annuity (IRA), your Roth IRA, your simplified employee pension IRA (SEP) for employer contributions, your Savings Incentive Match Plan for Employees (SIMPLE) IRA, or to one you purchase for your spouse. You can obtain more information regarding your IRA either from your sales representative or from any district office of the Internal Revenue Service. Those are federal tax law rules; state tax laws may vary.

FREE LOOK PERIOD

The annuity contract offered by this prospectus gives you the opportunity to return the contract for a full refund within 10 days (or whatever period is required by applicable state law) after it is delivered. This is a more liberal provision than is required in connection with IRAs. To exercise this "free-look" provision, return the contract to the representative who sold it you or to the Prudential Annuity Service Center at the address shown on the first page of this prospectus.

ELIGIBILITY REQUIREMENTS

IRAs are intended for all persons with earned compensation whether or not they are covered under other retirement programs. Additionally, if you have a non-working spouse (and you file a joint tax return), you may establish an IRA on behalf of your non-working spouse. A working spouse may establish his or her own IRA. A divorced spouse receiving taxable alimony (and no other income) may also establish an IRA.

CONTRIBUTIONS AND DEDUCTIONS

Contributions to your IRA will be deductible if you are not an "active participant" in an employer maintained qualified retirement plan or you have "Adjusted Gross Income" (as defined under Federal tax laws) which does not exceed the "applicable dollar limit." IRA (or SEP) contributions must be made by no later than the time you file your income tax return for that year. For a single taxpayer, the applicable dollar limitation is $30,000, with the amount of IRA contribution which may be deducted reduced proportionately for Adjusted Gross Income between $30,000 -- $40,000. For married couples filing jointly, the applicable dollar limitation is $50,000, with the amount of IRA contribution which may be deducted reduced proportionately for Adjusted Gross Income between $50,000-$60,000. There is no deduction allowed for IRA contributions when Adjusted Gross Income reaches $40,000 for individuals and $60,000 for married couples filing jointly.

    Contributions made by your employer to your SEP are excludable from your gross income for tax purposes in the calendar year for which the amount is contributed. Certain employees who participate in a SEP will be entitled to elect to have their employer make contributions to their SEP on their behalf or to receive the contributions in cash. If the employee elects to have contributions made on the employee's behalf to the SEP, those funds are not treated as current taxable income to the employee. Elective deferrals under a SEP are subject to an inflation-adjusted limit, which is $10,500 in 2000. Salary-reduction SEPs (also called "SARSEPs") are available only if at least 50% of the employees elect to have amounts contributed to the SARSEP and if the employer has 25 or fewer employees at all times during the preceding year. New SARSEPs may not be established after 1996.

    The IRA maximum annual contribution and your tax deduction is limited to the lesser of: (1) $2,000 or (2) 100% of your earned compensation. Contributions in excess of the deduction limits may be subject to penalty. See below.

    Under a SEP agreement, the maximum annual contribution which your employer may make on your behalf to a SEP contract that is excludable from your income is the lesser of 15% of your salary or $24,000. An employee who is a participant in a SEP agreement may make after-tax contributions to the SEP contract, subject to the contribution limits applicable to IRAs in general. Those employee contributions will be deductible subject to the deductibility rules described above.

    The maximum tax deductible annual contribution that a divorced spouse with no other income may make to an IRA is the lesser of (1) $2,000 or (2) 100% of taxable alimony.

    If you or your employer should contribute more than the maximum contribution amount to your IRA or SEP, the excess amount will be considered an "excess contribution." You are permitted to withdraw an excess contribution from your IRA or SEP before your tax filing date without adverse tax consequences. If, however, you fail to withdraw any such excess contribution before your tax filing date, a 6% excise tax will be imposed on the excess for the tax year of contribution.

    Once the 6% excise tax has been imposed, an additional 6% penalty for the following tax year can be avoided if the excess is (1) withdrawn before the end of the following year, or (2) treated as a current contribution for the following year. (See Premature Distributions below for penalties imposed on withdrawal when the contribution exceeds $2,000.)

IRA FOR NON-WORKING SPOUSE

If you establish an IRA for yourself, you may also be eligible to establish an IRA for your "non-working" spouse. In order to be eligible to establish such a spousal IRA, you must file a joint tax return with your spouse and, if your non-working spouse has compensation, his/her compensation must be less than your compensation for the year. Contributions of up to $2,000 each may be made to your IRA and the spousal IRA if the combined compensation of you and your spouse is at least equal to the amount contributed. If requirements for deductibility (including income levels) are met, you will be able to deduct an amount equal to the least of (i) the amount contributed to the IRAs; (ii) $4,000; or (iii) 100% of your combined gross income.

    Contributions in excess of the contribution limits may be subject to penalty. See above under "Contributions and Deductions." If you contribute more than the allowable amount, the excess portion will be considered an excess contribution. The rules for correcting it are the same as discussed above for regular IRAs.

    Other than the items mentioned in this section, all of the requirement generally applicable to IRAs are also applicable to IRAs established for non-working spouses.

ROLLOVER CONTRIBUTION

Once every year, you are permitted to withdraw any portion of the value of your IRA or SEP and reinvest it in another IRA or bond. Withdrawals may also be made from other IRAs and contributed to this contract. This transfer of funds from one IRA to another is called a "rollover" IRA. To qualify as a rollover contribution, the entire portion of the withdrawal must be reinvested in another IRA within 60 days after the date it is received. You will not be allowed a tax-deduction for the amount of any rollover contribution.

    A similar type of rollover to an IRA can be made with the proceeds of a qualified distribution from a qualified retirement plan or tax-sheltered annuity. Properly made, such a distribution will not be taxable until you receive payments from the IRA created with it. Unless you were a self-employed participant in the distributing plan, you may later roll over such a contribution to another qualified retirement plan as long as you have not mixed it with IRA (or SEP) contributions you have deducted from your income. (You may roll less than all of a qualified distribution into an IRA, but any part of it not rolled over will be currently includable in your income without any capital gains treatment.)

DISTRIBUTIONS

(a) PREMATURE DISTRIBUTIONS

At no time can your interest in your IRA or SEP be forfeited. To insure that your contributions will be used for retirement, the federal tax law does not permit you to use your IRA or SEP as security for a loan. Furthermore, as a general rule, you may not sell or assign your interest in your IRA or SEP to anyone. Use of an IRA (or SEP) as security or assignment of it to another will invalidate the entire annuity. It then will be includable in your income in the year it is invalidated and will be subject to a 10% penalty tax if you are not at least age 59 1/2 or totally disabled. (You may, however, assign your IRA or SEP without penalty to your former spouse in accordance with the terms of a divorce decree.)

    You may surrender any portion of the value of your IRA (or SEP). In the case of a partial surrender which does not qualify as a rollover, the amount withdrawn will be includable in your income and subject to the 10% penalty if you are not at least age 59 1/2 or totally disabled unless you comply with special rules requiring distributions to be made at least annually over your life expectancy.

    The 10% penalty tax does not apply to the withdrawal of an excess contribution as long as the excess is withdrawn before the due date of your tax return. Withdrawals of excess contributions after the due date of your tax return will generally be subject to the 10% penalty unless the excess contribution results from erroneous information from a plan trustee making an excess rollover contribution or unless you are over age 59 1/2 or are disabled.

(b) DISTRIBUTION AT AFTER AGE 59 1/2

Once you have attained age 59 1/2 (or have become totally disabled), you may elect to receive a distribution of your IRA (or SEP) regardless of when you actually retire. In addition, you must commence distributions from your IRA by April 1 following the year you attain age 70 1/2. You may elect to receive the distribution under any one of the periodic payment options available under the contract. The distributions from your IRA under any one of the period payment options or in one sum will be treated as ordinary income as you receive them to the degree that you have made deductible contributions. If you have made both deductible and nondeductible contributions, a portion of the distribution attributable to the nondeductible contribution will be tax-free.

(c) INADEQUATE DISTRIBUTIONS--50% TAX

Your IRA or SEP is intended to provide retirement benefits over your lifetime. Thus, federal tax law requires that you either (1) receive a lump-sum distribution of your IRA by April 1 of the year following the year in which you attain age 70 1/2 or (2) start to receive periodic payments by that date. If you elect to receive periodic payments, those payments must be sufficient to pay out the entire value of your IRA during your life expectancy (or over the joint life expectancies of you and your spouse). If the payments are not sufficient to meet these requirements, an excise tax of 50% will be imposed on the amount of any underpayment.

(d) DEATH BENEFITS

If you, (or your surviving spouse) die before receiving the entire value of your IRA (or SEP), the remaining interest must be distributed to your beneficiary (or your surviving spouse's beneficiary) in one lump-sum within 5 years of death, or applied to purchase an immediate annuity for the beneficiary. This annuity must be payable over the life expectancy of the beneficiary beginning within one year after your or your spouse's death. If your spouse is the designated beneficiary, he or she is treated as the owner of the IRA. If minimum required distributions have begun, the entire amount must be distributed at least as rapidly as if the owner had survived. A distribution of the balance of your IRA upon your death will not be considered a gift for federal tax purposes, but will be included in your gross estate for purposes of federal estate taxes.

ROTH IRAS

Section 408A of the Tax Code permits eligible individuals to contribute to a type of IRA known as a "Roth IRA." Contributions may be made to a Roth IRA by taxpayers with adjusted gross incomes of less than $160,000 for married individuals filing jointly and less than $100,000 for single individuals. Married individuals filing separately are not eligible to contribute to a Roth IRA. The maximum amount of contributions allowable for any taxable year to all Roth IRAs maintained by an individual is generally the lesser of $2,000 and 100% of compensation for that year (the $2,000 limit is phased out for incomes between $150,000 and $160,000 for married and between $95,000 and $110,000 for singles). The contribution limit is reduced by the amount of any contributions made to a non-Roth IRA. Contributions to a Roth IRA are not deductible.

    For taxpayers with adjusted gross income of $100,000 or less, all or part of amounts in a non-Roth IRA may be converted, transferred or rolled over to a Roth IRA. Some or all of the IRA value will typically be includable in the taxpayer's gross income. If such a rollover, transfer or conversion occurred before January 1, 1999, the portion of the amount includable in gross income must be included in income ratably over the next four years beginning with the year in which the transaction occurred. Provided a rollover contribution meets the requirements of IRAs under Section 408(d)(3) of the Code, a rollover may be made from a Roth IRA to another Roth IRA.

    UNDER SOME CIRCUMSTANCES, IT MAY NOT BE ADVISABLE TO ROLL OVER, TRANSFER OR CONVERT ALL OR PART OF A NON-ROTH IRA TO A ROTH IRA. PERSONS CONSIDERING A ROLLOVER, TRANSFER OR CONVERSION SHOULD CONSULT THEIR OWN TAX ADVISOR.

    "Qualified distributions" from a Roth IRA are excludable from gross income. A "qualified distribution" is a distribution that satisfies two requirements:
(1) the distribution must be made (a) after the owner of the IRA attains age 59 1/2; (b) after the owner's death; (c) due to the owner's disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code; and (2) the distribution must be made in the year that is at least five years after the first year for which a contribution was made to any Roth IRA established for the owner or five years after a rollover, transfer, or conversion was made from a non-Roth IRA to a Roth IRA. Distributions from a Roth IRA that are not qualified distributions will be treated as made first from contributions and then from earnings, and taxed generally in the same manner as distributions from a non-Roth IRA.

    Distributions from a Roth IRA need not commence at age 70 1/2. However, if the owner dies before the entire interest in a Roth IRA is distributed, any remaining interest in the contract must be distributed by December 31 of the calendar year containing the fifth anniversary of the owner's death subject to certain exceptions.

REPORTING TO THE IRS

Whenever you are liable for one of the penalty taxes discussed above (6% for excess contributions, 10% for premature distributions or 50% for underpayments), you must file Form 5329 with the Internal Revenue Service. The form is to be attached to your federal income tax return for the tax year in which the penalty applies. Normal contributions and distributions must be shown on your income tax return for the year to which they relate.

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                                       54

PART III PROSPECTUSES

-------------------------------------------------------------------------------
VARIABLE INVESTMENT OPTIONS

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                                       56

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                                       57

GLOSSARY

-------------------------------------------------------------------------------

WE HAVE TRIED TO MAKE THIS PROSPECTUS AS EASY TO READ AND UNDERSTAND AS POSSIBLE. BY THE NATURE OF THE CONTRACT, HOWEVER, CERTAIN TECHNICAL WORDS OR TERMS ARE UNAVOIDABLE. WE HAVE IDENTIFIED THE FOLLOWING AS SOME OF THESE WORDS OR TERMS.

ACCUMULATION PHASE

The period that begins with the contract date (which we define below) and ends when you start receiving income payments, or earlier if the contract is terminated through a full withdrawal or payment of a death benefit.

ADJUSTED CONTRACT VALUE

When you begin receiving income payments, the value of your contract minus, if you have chosen the Contract With Credit, any credit that has not yet vested.

ANNUITANT

The person whose life determines the amount of income payments that we will pay.

ANNUITY DATE

The date when income payments are scheduled to begin.

BENEFICIARY

The person(s) or entity you have chosen to receive a death benefit.

CONTRACT DATE

The date on which we credit your initial purchase payment. We will credit the initial purchase payment to your contract within two business days from the day on which we receive your payment and all necessary paperwork in good order at the Prudential Annuity Service Center. Contract anniversaries are measured from the contract date. A contract year starts on the contract date or on a contract anniversary.

CONTRACT OWNER, OWNER, OR YOU

The person entitled to the ownership rights under the contract.

CONTRACT VALUE

This is the total value of your contract, equal to the sum of the values of your investment in each investment option you have chosen. Your contract value will go up or down based on the performance of the investment options you choose.

CONTRACT WITH CREDIT

A version of the annuity contract that provides for a bonus credit with each purchase payment that you make, has higher withdrawal charges and a longer withdrawal charge period, and has no fixed rate investment options available.

CONTRACT WITHOUT CREDIT

A version of the annuity contract that does not provide a credit, has lower withdrawal charges and a shorter withdrawal charge period, and offers two fixed rate investment options: a one-year fixed rate option and a dollar cost averaging fixed rate option.

CREDIT

If you choose the Contract With Credit (which we previously defined), this is the bonus amount that we allocate to your account each time you make a purchase payment. The amount of the credit is a percentage of the purchase payment. The credit is subject to a vesting schedule, which means that if you withdraw all or part of a purchase payment within a certain period, or you begin the income phase or we pay a death benefit during that period, we may take back all or part of the credit. See "How Can I Purchase A Strategic Partners Annuity One Contract" on page 35.

DEATH BENEFIT

If the owner dies, the beneficiary you designate will receive, at a minimum, the total amount invested or a potentially greater amount related to market appreciation. A guaranteed minimum death benefit is available for an additional charge.

FIXED INTEREST RATE OPTIONS

Under the Contract Without Credit (which we previously defined), these are investment options that offer a fixed rate of interest for either a one-year period (fixed rate option) or a selected period during which periodic transfers are made to selected variable investment options (dollar cost averaging fixed rate option). The fixed interest rate options are available only with the Contract Without Credit.

GUARANTEED MINIMUM DEATH BENEFIT

An optional feature available for an additional charge that guarantees that the death benefit that the beneficiary receives will be no less than a certain "protected value". Currently, the protected value for the guaranteed minimum death benefit equals the "step-up value," which we define below.

INCOME OPTIONS

Options under the contract that define the frequency and duration of income payments. In your contract, we also refer to these as payout or annuity options.

INCOME PHASE

The period in which you receive income payments under the contract.

INVESTED PURCHASE PAYMENTS

Your purchase payments (which we define below) less any deduction we make for any tax charge.

NET PURCHASE PAYMENTS

Your total purchase payments (which we define below) less any withdrawals you have made.

PROTECTED VALUE

If you choose the guaranteed minimum death benefit, the guaranteed amount of that benefit. Currently, the protected value of the guaranteed minimum death benefit equals the "step-up value," which we define below.

PRUDENTIAL ANNUITY SERVICE CENTER

For general correspondence: P.O. Box 7960, Philadelphia, PA 19101. For express overnight mail: 2101 Welsh Road, Dresher, PA 19025. The telephone number is 888-PRU-2888.

PURCHASE PAYMENTS

The amount of money you pay us to purchase the contract. With some restrictions, you can make additional purchase payments at any time during the accumulation phase.

SEPARATE ACCOUNT

We hold your purchase payments allocated to the variable investment options in a separate account called the Pruco Life of New Jersey Flexible Premium Variable Annuity Account. The separate account is set apart from all of the general assets of Pruco Life of New Jersey.

STATEMENT OF ADDITIONAL INFORMATION

A document containing certain additional information about the Strategic Partners Annuity One variable annuity. We have filed the Statement of Additional Information with the Securities and Exchange Commission and it is legally a part of this prospectus. To learn how to obtain a copy of the Statement of Additional Information, see the front cover of this prospectus.

STEP-UP VALUE

The highest value of the contract on any contract anniversary date, subject to certain age restrictions. Between anniversary dates, the step-up value is only increased by additional purchase payments and reduced proportionally by withdrawals. Depending upon the terms of your contract and what options you choose, we may use the step-up value to compute the protected value of the guaranteed minimum death benefit.

TAX DEFERRAL

This is a way to increase your assets without currently being taxed. Generally, you do not pay taxes on your contract earnings until you take money out of your contract. You should be aware that tax favored plans (such as IRAs) already provide tax deferral regardless whether they invest in annuity contracts. See "What Are the Tax Considerations Associated with the Strategic Partners Annuity One Contract," page 41.

VARIABLE INVESTMENT OPTION

When you choose a variable investment option, we purchase shares of the mutual fund which are held as an investment for that option. We hold these shares in the separate account. The division of the separate account of Pruco Life of New Jersey that invests in a particular mutual fund is referred to in your contract as a subaccount.

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                                       61

                       STATEMENT OF ADDITIONAL INFORMATION

                                     , 2000

       PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                           VARIABLE ANNUITY CONTRACTS

       The Strategic Partners Annuity One(SM) annuity contract* (the "contract") is an individual variable annuity contract issued by the Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"), a stock life insurance company that is an indirect wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential") and is funded through the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (the "Account"). The contract is purchased by making an initial purchase payment of $10,000 or more; subsequent payments must be $1,000 or more.

       This statement of additional information is not a prospectus and should be read in conjunction with the Strategic Partners Annuity One prospectus, dated
          , 2000. To obtain a copy of the prospectus, without charge, you can write to the Prudential Annuity Service Center, P.O. Box 7960, Philadelphia, Pennsylvania 19101, or by telephoning (888) PRU-2888.

                                TABLE OF CONTENTS

                                                              PAGE
                                                              ----
COMPANY.................................................        2
EXPERTS.................................................        2
LITIGATION..............................................        2
LEGAL OPINIONS..........................................        3
PRINCIPAL UNDERWRITER...................................        3
DETERMINATION OF SUBACCOUNT UNIT VALUES.................        3
PERFORMANCE INFORMATION.................................        4
COMPARATIVE PERFORMANCE INFORMATION AND ADVERTISING.....       10
FEDERAL TAX STATUS......................................       11
DIRECTORS AND OFFICERS..................................       12
FINANCIAL STATEMENTS....................................       14

         PRUCO LIFE INSURANCE COMPANY         PRUDENTIAL ANNUITY SERVICE CENTER
                OF NEW JERSEY
             213 WASHINGTON STREET            P.O. BOX 7960
         NEWARK, NEW JERSEY 07102-2992        PHILADELPHIA, PENNSYLVANIA 19101
                                              TELEPHONE: (888) PRU-2888

* STRATEGIC PARTNERS ANNUITY ONE is a service mark of Prudential.

                                     COMPANY

       Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey") is a stock life insurance company organized in 1982 under the laws of the State of New Jersey. Pruco Life of New Jersey is licensed to sell life insurance and annuities in the states of New Jersey and New York.

       Pruco Life of New Jersey is a wholly-owned subsidiary of Pruco Life Insurance Company, which is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a mutual life insurance company founded in 1875 under the laws of the State of New Jersey.

                                     EXPERTS

       The financial statements of Pruco Life of New Jersey as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 and the financial statements of the Pruco Life of New Jersey Flexible Premium Variable Annuity Account as of December 31, 1999 and for each of the two years in the period then ended included in this Statement of Additional Information have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP's principal business address is 1177 Avenue of the Americas, New York, New York 10036.

                                   LITIGATION

       We are subject to legal and regulatory actions in the ordinary course of our businesses, including class actions. Pending legal regulatory actions include proceedings specific to our practices and proceedings generally applicable to business practices in the industries in which we operate. As an example of such litigation, in March 2000, plaintiffs filed a purported class action against us titled Olmsted v. Pruco Life Insurance Company of New Jersey and The Prudential Insurance Company of America, alleging that certain fees and expenses charged to the plaintiffs in connection with the sale of variable annuities since March 1, 1997 were excessive and unreasonable. In certain of these lawsuits, large and/or indeterminate amounts are sought, including punitive or exemplary damages.

       In particular, Pruco Life and Prudential have been subject to substantial regulatory actions and civil litigation involving individual life insurance sales practices. In 1996, Prudential, on behalf of itself and many of its life insurance subsidiaries including Pruco Life, entered into settlement agreements with relevant insurance regulatory authorities and plaintiffs in the principal life insurance sales practices class action lawsuit covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995. Pursuant to the settlements, the companies agreed to various changes to their sales and business practices controls and a series of fines, and are in the process of distributing final remediation relief to eligible class members. In many instances, claimants have the right to "appeal" the decision to an independent reviewer. The bulk of such appeals were resolved in 1999, and the balance is expected to be addressed in 2000. As of January 31, 2000, Prudential and/or Pruco Life remained a party to two putative class actions and approximately 158 individual actions relating to permanent life insurance policies issued in the United States between 1982 and 1995. Additional suits may be filed by individuals who opted out of the settlements. While the approval of the class action settlement is now final, Prudential and Pruco Life remain subject to oversight and review by insurance regulators and other regulatory authorities with respect to their sales practices and the conduct of the remediation program. The U.S. District Court has also retained jurisdiction as to all matters relating to the administration, consummation, enforcement and interpretation of the settlements.

       Prudential has indemnified Pruco Life for any liabilities incurred in connection with sales practices litigation covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995.

       In 1999, 1998, 1997 and 1996, Prudential recorded provision in its Consolidated Statements of Operation of $100 million, $1,150 million, $2,030 million and $1,125 million, respectively, to provide for estimated remediation costs, and additional sales practices costs including related administrative costs, regulatory fines, penalties and related payments, litigation costs and settlements, including settlements associated with the resolution of claims of deceptive sales practices asserted by policyholders who elected to "opt-out" of the class action settlement and litigate their claims against Prudential separately, and other fees and expenses associated with the resolution of sales practices issues.

                                 LEGAL OPINIONS

       Shea & Gardner of Washington, D.C., has provided advice on certain matters relating to the federal securities laws in connection with the contracts.

                              PRINCIPAL UNDERWRITER

       Prudential Investment Management Services LLC ("PIMS"), a subsidiary of Prudential, offers the contracts on a continuous basis through corporate office and regional home office employees in those states in which contracts may be lawfully sold. It may also offer the contract through licensed insurance brokers and agents, or through appropriately registered direct or indirect subsidiary(ies) of Prudential, provided clearances to do so are obtained in any jurisdiction where such clearances may be necessary.

       Prudential may pay trail commissions to registered representatives who maintain an ongoing relationship with a contractholder. Typically, a trail commission is a compensation that is paid periodically to a representative, the amount of which is linked to the value of the contract and the amount of time that the contract has been in effect.

                    DETERMINATION OF ACCUMULATION UNIT VALUES

       The value for each accumulation unit is computed as of the end of each business day. On any given business day the value of a Unit in each subaccount will be determined by multiplying the value of a Unit of that subaccount for the preceding business day by the net investment factor for that subaccount for the current business day. The net investment factor for any business day is determined by dividing the value of the assets of the subaccount for that day by the value of the assets of the subaccount for the preceding business day (ignoring, for this purpose, changes resulting from new purchase payments and withdrawals), and subtracting from the result the daily equivalent of the annual charge for administrative expenses and mortality and expense risks. (See WHAT ARE THE EXPENSES ASSOCIATED WITH THE STRATEGIC PARTNERS ANNUITY ONE CONTRACT and CALCULATING CONTRACT VALUE in the prospectus.) The value of the assets of a subaccount is determined by multiplying the number of shares of The Prudential Series Fund, Inc. (the "Series Fund") or other Fund held by that subaccount by the net asset value of each share and adding the value of dividends declared by the Series Fund or other Fund but not yet paid.

                             PERFORMANCE INFORMATION

AVERAGE ANNUAL TOTAL RETURN

       The Account may advertise average annual total return information calculated according to a formula prescribed by the U.S. Securities and Exchange Commission ("SEC"). Average annual total return shows the average annual percentage increase, or decrease, in the value of a hypothetical contribution allocated to a Subaccount from the beginning to the end of each specified period of time. The SEC standardized version of this performance information is based on an assumed contribution of $1,000 allocated to a Subaccount at the beginning of each period and full withdrawal of the value of that amount at the end of each specified period. This method of calculating performance further assumes that (i) a $1,000 contribution was allocated to a Subaccount and (ii) no transfers or additional payments were made. Premium taxes are not included in the term "charges" for purposes of this calculation. Average annual total return is calculated by finding the average annual compounded rates of return of a hypothetical contribution that would compare the Unit Value on the first day of the specified period to the ending redeemable value at the end of the period according to the following formula:

                                   P(1+T)n=ERV

       Where T equals average annual total return, where ERV (the ending redeemable value) is the value at the end of the applicable period of a hypothetical contribution of $1,000 made at the beginning of the applicable period, where P equals a hypothetical contribution of $1,000, and where n equals the number of years.



NON-STANDARD TOTAL RETURN

       In addition to the standardized average annual total return information described above, we may present total return information computed on bases different from that standardized method. The Account may also present aggregate total return figures for various periods, reflecting the cumulative change in value of an investment in the Account for the specified period.

       The tables below provide performance information for specified periods ending December 31, 1999 for each Subaccount that invests in a Fund that had a performance history as of December 31, 1999. No standard total return table is included because the Subaccounts are only commencing operations on or after the date of this Statement of Additional Information. For the periods prior to the date the Subaccounts commenced operations, non-standard performance information for the Contracts will be calculated based on the performance of the Funds and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Funds, with the level of Contract charges that were in effect at the inception of the Subaccounts (this is referred to as "hypothetical performance data"). Standard and non-standard average annual return calculations include all of the fees under the Contract (i.e., the mortality and expense risk charge and the administrative fee). This information does not indicate or represent future performance.

       The following three tables assume a daily insurance and administrative charge equal to 1.40% on an annual basis.

       Table 1 below shows the average annual rates of total return on hypothetical investments of $1,000 for periods ended June 30, 2000 in each subaccount other than the Money Market Subaccount. These figures assume withdrawal of the investments at the end of the period other than to effect an annuity under the Contract. This table assumes deferred sales charges.

                                     TABLE 1
                           AVERAGE ANNUAL TOTAL RETURN

                                                                                    FIVE         TEN        FROM DATE
                                                                   ONE YEAR        YEARS        YEARS      ESTABLISHED
                      FUND                             DATE          ENDED         ENDED        ENDED        THROUGH
                    PORTFOLIO                       ESTABLISHED   12/31/1999    12/31/1999    12/31/1999    12/31/1999
------------------------------------------------   ------------   ----------   ------------  -----------   -----------
Prudential Global Portfolio                            09/88      40.57%       20.55%        7.51%         12.68%
Prudential Jennison Portfolio                          05/95      34.60%       N/A           N/A           30.06%
Prudential Stock Index Portfolio                       09/87      13.23%       26.07%        14.09%        15.29%
SP Aggressive Growth Asset Allocation
  Portfolio                                            08/00      N/A          N/A           N/A           N/A
SP AIM Aggressive Growth Portfolio                     08/00      N/A          N/A           N/A           N/A
SP AIM Growth And Income Portfolio                     08/00      N/A          N/A           N/A           N/A
SP Alliance Large Cap Growth Portfolio                 08/00      N/A          N/A           N/A           N/A
SP Alliance Technology Portfolio                       08/00      N/A          N/A           N/A           N/A
SP Balanced Asset Allocation Portfolio                 08/00      N/A          N/A           N/A           N/A
SP Conservative Asset Allocation Portfolio             08/00      N/A          N/A           N/A           N/A
SP Davis Value Portfolio                               08/00      N/A          N/A           N/A           N/A
SP Deutsche International Equity Portfolio             08/00      N/A          N/A           N/A           N/A
SP Growth Asset Allocation Portfolio                   08/00      N/A          N/A           N/A           N/A
SP Invesco Small Company Growth Portfolio              08/00      N/A          N/A           N/A           N/A
SP Jennison International Growth Portfolio             08/00      N/A          N/A           N/A           N/A
SP Large Cap Value Portfolio                           08/00      N/A          N/A           N/A           N/A
SP MFS Capital Opportunities Portfolio                 08/00      N/A          N/A           N/A           N/A
SP MFS Mid Cap Growth Portfolio                        08/00      N/A          N/A           N/A           N/A
SP PIMCO High Yield Portfolio                          08/00      N/A          N/A           N/A           N/A
SP PIMCO Total Return Portfolio                        08/00      N/A          N/A           N/A           N/A
SP Prudential U.S. Emerging Growth Portfolio           08/00      N/A          N/A           N/A           N/A
SP Small/Mid Cap Value Portfolio                       08/00      N/A          N/A           N/A           N/A
SP Strategic Partners Focused Growth
  Portfolio                                            08/00      N/A          N/A           N/A           N/A
Janus Aspen Series--Growth Portfolio
  Service Shares                                       09/93      36.34%       27.92%        N/A           22.48%

       Table 2 shows the average annual rates of return as in Table 1, but assumes that the investments are not withdrawn at the end of the period. This table assumes no deferred sales charges.

                                     TABLE 2
               AVERAGE ANNUAL TOTAL RETURN ASSUMING NO WITHDRAWAL

                                                                                  FIVE           TEN        FROM DATE
                                                                   ONE YEAR       YEARS         YEARS      ESTABLISHED
                      FUND                             DATE          ENDED        ENDED         ENDED        THROUGH
                    PORTFOLIO                       ESTABLISHED   12/31/1999    12/31/1999    12/31/1999    12/31/1999
------------------------------------------------   -------------  ------------ ------------  -----------   -----------
Prudential Global Portfolio                            09/88      46.17%       20.70%        11.76%        12.68%
Prudential Jennison Portfolio                          05/95      40.20%       N/A           N/A           30.29%
Prudential Stock Index Portfolio                       09/87      18.83%       26.20%        16.02%        15.29%
SP Aggressive Growth Asset Allocation
  Portfolio                                            08/00      N/A          N/A           N/A           N/A
SP AIM Aggressive Growth Portfolio                     08/00      N/A          N/A           N/A           N/A
SP AIM Growth And Income Portfolio                     08/00      N/A          N/A           N/A           N/A
SP Alliance Large Cap Growth Portfolio                 08/00      N/A          N/A           N/A           N/A
SP Alliance Technology Portfolio                       08/00      N/A          N/A           N/A           N/A
SP Balanced Asset Allocation Portfolio                 08/00      N/A          N/A           N/A           N/A
SP Conservative Asset Allocation Portfolio             08/00      N/A          N/A           N/A           N/A
SP Davis Value Portfolio                               08/00      N/A          N/A           N/A           N/A
SP Deutsche International Equity Portfolio             08/00      N/A          N/A           N/A           N/A
SP Growth Asset Allocation Portfolio                   08/00      N/A          N/A           N/A           N/A
SP Invesco Small Company Growth Portfolio              08/00      N/A          N/A           N/A           N/A
SP Jennison International Growth Portfolio             08/00      N/A          N/A           N/A           N/A
SP Large Cap Value Portfolio                           08/00      N/A          N/A           N/A           N/A
SP MFS Capital Opportunities Portfolio                 08/00      N/A          N/A           N/A           N/A
SP MFS Mid Cap Growth Portfolio                        08/00      N/A          N/A           N/A           N/A
SP PIMCO High Yield Portfolio                          08/00      N/A          N/A           N/A           N/A
SP PIMCO Total Return Portfolio                        08/00      N/A          N/A           N/A           N/A
SP Prudential U.S. Emerging Growth Portfolio           08/00      N/A          N/A           N/A           N/A
SP Small/Mid Cap Value Portfolio                       08/00      N/A          N/A           N/A           N/A
SP Strategic Partners Focused Growth
  Portfolio                                            08/00      N/A          N/A           N/A           N/A
Janus Aspen Series--Growth Portfolio
  Service Shares                                       09/93      41.94%       28.04%        N/A           22.52%

       Table 3 shows the cumulative total return for the portfolios, assuming no withdrawal. This table assumes no deferred sales charges.

                                     TABLE 3
                 CUMULATIVE TOTAL RETURN ASSUMING NO WITHDRAWAL

                                                                                   FIVE           TEN       FROM DATE
                                                                    ONE YEAR       YEARS         YEARS     ESTABLISHED
                      FUND                             DATE           ENDED        ENDED         ENDED        THROUGH
                    PORTFOLIO                       ESTABLISHED    12/31/1999   12/31/1999    12/31/1999    12/31/1999
------------------------------------------------   -------------  ------------ ------------  ------------  -----------
Prudential Global Portfolio                            09/88      46.17%       156.22%       203.92%       284.90%
Prudential Jennison Portfolio                          05/95      40.20%       N/A           N/A           243.83%
Prudential Stock Index Portfolio                       09/87      18.83%       220.09%       342.05%       476.01%
SP Aggressive Growth Asset Allocation
  Portfolio                                            08/00      N/A          N/A           N/A           N/A
SP AIM Aggressive Growth Portfolio                     08/00      N/A          N/A           N/A           N/A
SP AIM Growth And Income Portfolio                     08/00      N/A          N/A           N/A           N/A
SP Alliance Large Cap Growth Portfolio                 08/00      N/A          N/A           N/A           N/A
SP Alliance Technology Portfolio                       08/00      N/A          N/A           N/A           N/A
SP Balanced Asset Allocation Portfolio                 08/00      N/A          N/A           N/A           N/A
SP Conservative Asset Allocation Portfolio             08/00      N/A          N/A           N/A           N/A
SP Davis Value Portfolio                               08/00      N/A          N/A           N/A           N/A
SP Deutsche International Equity Portfolio             08/00      N/A          N/A           N/A           N/A
SP Growth Asset Allocation Portfolio                   08/00      N/A          N/A           N/A           N/A
SP Invesco Small Company Growth Portfolio              08/00      N/A          N/A           N/A           N/A
SP Jennison International Growth Portfolio             08/00      N/A          N/A           N/A           N/A
SP Large Cap Value Portfolio                           08/00      N/A          N/A           N/A           N/A
SP MFS Capital Opportunities Portfolio                 08/00      N/A          N/A           N/A           N/A
SP MFS Mid Cap Growth Portfolio                        08/00      N/A          N/A           N/A           N/A
SP PIMCO High Yield Portfolio                          08/00      N/A          N/A           N/A           N/A
SP PIMCO Total Return Portfolio                        08/00      N/A          N/A           N/A           N/A
SP Prudential U.S. Emerging Growth Portfolio           08/00      N/A          N/A           N/A           N/A
SP Small/Mid Cap Value Portfolio                       08/00      N/A          N/A           N/A           N/A
SP Strategic Partners Focused Growth
  Portfolio                                            08/00      N/A          N/A           N/A           N/A
Janus Aspen Series--Growth Portfolio
  Service Shares                                       09/93      41.94%       244.16%       N/A           259.31%

       The following three tables assume a daily insurance and administrative charge equal to 1.60% on an annual basis.

       Table 1 below shows the average annual rates of total return on hypothetical investments of $1,000 for periods ended December 31, 1999 in each subaccount other than the Money Market Subaccount. These figures assume withdrawal of the investments at the end of the period other than to effect an annuity under the Contract. This table assumes deferred sales charges.


                                     TABLE 1
                           AVERAGE ANNUAL TOTAL RETURN

                                                                                   FIVE           TEN        FROM DATE
                                                                    ONE YEAR       YEARS         YEARS      ESTABLISHED
                      FUND                             DATE           ENDED        ENDED         ENDED        THROUGH
                    PORTFOLIO                       ESTABLISHED    12/31/1999   12/31/1999    12/31/1999    12/31/1999
------------------------------------------------   -------------  ------------ ------------  ------------  -----------
Prudential Global Portfolio                            09/88      40.29%       20.31%        7.29%         12.46%
Prudential Jennison Portfolio                          05/95      34.33%       N/A           N/A           29.95%
Prudential Stock Index Portfolio                       09/87      13.00%       25.82%        13.86%        14.80%
SP Aggressive Growth Asset Allocation
  Portfolio                                            08/00      N/A          N/A           N/A           N/A
SP AIM Aggressive Growth Portfolio                     08/00      N/A          N/A           N/A           N/A
SP AIM Growth And Income Portfolio                     08/00      N/A          N/A           N/A           N/A
SP Alliance Large Cap Growth Portfolio                 08/00      N/A          N/A           N/A           N/A
SP Alliance Technology Portfolio                       08/00      N/A          N/A           N/A           N/A
SP Balanced Asset Allocation Portfolio                 08/00      N/A          N/A           N/A           N/A
SP Conservative Asset Allocation Portfolio             08/00      N/A          N/A           N/A           N/A
SP Davis Value Portfolio                               08/00      N/A          N/A           N/A           N/A
SP Deutsche International Equity Portfolio             08/00      N/A          N/A           N/A           N/A
SP Growth Asset Allocation Portfolio                   08/00      N/A          N/A           N/A           N/A
SP Invesco Small Company Growth Portfolio              08/00      N/A          N/A           N/A           N/A
SP Jennison International Growth Portfolio             08/00      N/A          N/A           N/A           N/A
SP Large Cap Value Portfolio                           08/00      N/A          N/A           N/A           N/A
SP MFS Capital Opportunities Portfolio                 08/00      N/A          N/A           N/A           N/A
SP MFS Mid Cap Growth Portfolio                        08/00      N/A          N/A           N/A           N/A
SP PIMCO High Yield Portfolio                          08/00      N/A          N/A           N/A           N/A
SP PIMCO Total Return Portfolio                        08/00      N/A          N/A           N/A           N/A
SP Prudential U.S. Emerging Growth Portfolio           08/00      N/A          N/A           N/A           N/A
SP Small/Mid Cap Value Portfolio                       08/00      N/A          N/A           N/A           N/A
SP Strategic Partners Focused Growth
  Portfolio                                            08/00      N/A          N/A           N/A           N/A
Janus Aspen Series--Growth Portfolio
  Service Shares                                       09/93      36.06%       27.67%        N/A           22.27%

       Table 2 shows the average annual rates of return as in Table 1, but assumes that the investments are not withdrawn at the end of the period. This table assumes no deferred sales charges.

                                     TABLE 2
               AVERAGE ANNUAL TOTAL RETURN ASSUMING NO WITHDRAWAL

                                                                                   FIVE           TEN        FROM DATE
                                                                    ONE YEAR       YEARS         YEARS      ESTABLISHED
                      FUND                             DATE           ENDED        ENDED         ENDED        THROUGH
                    PORTFOLIO                       ESTABLISHED    12/31/1999   12/31/1999    12/31/1999    12/31/1999
------------------------------------------------   -------------  ------------ ------------  ------------  -----------
Prudential Global Portfolio                            09/88      45.89%       20.47%        7.29%         12.46%
Prudential Jennison Portfolio                          05/95      39.93%       N/A           N/A           30.04%
Prudential Stock Index Portfolio                       09/87      18.60%       25.95%        13.86%        14.80%
SP Aggressive Growth Asset Allocation
  Portfolio                                            08/00      N/A          N/A           N/A           N/A
SP AIM Aggressive Growth Portfolio                     08/00      N/A          N/A           N/A           N/A
SP AIM Growth And Income Portfolio                     08/00      N/A          N/A           N/A           N/A
SP Alliance Large Cap Growth Portfolio                 08/00      N/A          N/A           N/A           N/A
SP Alliance Technology Portfolio                       08/00      N/A          N/A           N/A           N/A
SP Balanced Asset Allocation Portfolio                 08/00      N/A          N/A           N/A           N/A
SP Conservative Asset Allocation Portfolio             08/00      N/A          N/A           N/A           N/A
SP Davis Value Portfolio                               08/00      N/A          N/A           N/A           N/A
SP Deutsche International Equity Portfolio             08/00      N/A          N/A           N/A           N/A
SP Growth Asset Allocation Portfolio                   08/00      N/A          N/A           N/A           N/A
SP Invesco Small Company Growth Portfolio              08/00      N/A          N/A           N/A           N/A
SP Jennison International Growth Portfolio             08/00      N/A          N/A           N/A           N/A
SP Large Cap Value Portfolio                           08/00      N/A          N/A           N/A           N/A
SP MFS Capital Opportunities Portfolio                 08/00      N/A          N/A           N/A           N/A
SP MFS Mid Cap Growth Portfolio                        08/00      N/A          N/A           N/A           N/A
SP PIMCO High Yield Portfolio                          08/00      N/A          N/A           N/A           N/A
SP PIMCO Total Return Portfolio                        08/00      N/A          N/A           N/A           N/A
SP Prudential U.S. Emerging Growth Portfolio           08/00      N/A          N/A           N/A           N/A
SP Small/Mid Cap Value Portfolio                       08/00      N/A          N/A           N/A           N/A
SP Strategic Partners Focused Growth
  Portfolio                                            08/00      N/A          N/A           N/A           N/A
Janus Aspen Series--Growth Portfolio
  Service Shares                                       09/93      41.66%       27.79%        N/A           22.27%

       Table 3 shows the cumulative total return for the portfolios, assuming no withdrawal. This table assumes no deferred sales charges.

                                     TABLE 3
                 CUMULATIVE TOTAL RETURN ASSUMING NO WITHDRAWAL

                                                                                   FIVE           TEN       FROM DATE
                                                                    ONE YEAR       YEARS         YEARS     ESTABLISHED
                      FUND                             DATE           ENDED        ENDED         ENDED        THROUGH
                    PORTFOLIO                       ESTABLISHED    12/31/1999   12/31/1999    12/31/1999    12/31/1999
------------------------------------------------   -------------  ------------ ------------  ------------  -----------
Prudential Global Portfolio                            09/88      45.89%       153.70%       198.06%       276.32%
Prudential Jennison Portfolio                          05/95      39.93%       N/A           N/A           240.76%
Prudential Stock Index Portfolio                       09/87      18.60%       216.94%       333.37%       446.84%
SP Aggressive Growth Asset Allocation
  Portfolio                                            08/00      N/A          N/A           N/A           N/A
SP AIM Aggressive Growth Portfolio                     08/00      N/A          N/A           N/A           N/A
SP AIM Growth And Income Portfolio                     08/00      N/A          N/A           N/A           N/A
SP Alliance Large Cap Growth Portfolio                 08/00      N/A          N/A           N/A           N/A
SP Alliance Technology Portfolio                       08/00      N/A          N/A           N/A           N/A
SP Balanced Asset Allocation Portfolio                 08/00      N/A          N/A           N/A           N/A
SP Conservative Asset Allocation Portfolio             08/00      N/A          N/A           N/A           N/A
SP Davis Value Portfolio                               08/00      N/A          N/A           N/A           N/A
SP Deutsche International Equity Portfolio             08/00      N/A          N/A           N/A           N/A
SP Growth Asset Allocation Portfolio                   08/00      N/A          N/A           N/A           N/A
SP Invesco Small Company Growth Portfolio              08/00      N/A          N/A           N/A           N/A
SP Jennison International Growth Portfolio             08/00      N/A          N/A           N/A           N/A
SP Large Cap Value Portfolio                           08/00      N/A          N/A           N/A           N/A
SP MFS Capital Opportunities Portfolio                 08/00      N/A          N/A           N/A           N/A
SP MFS Mid Cap Growth Portfolio                        08/00      N/A          N/A           N/A           N/A
SP PIMCO High Yield Portfolio                          08/00      N/A          N/A           N/A           N/A
SP PIMCO Total Return Portfolio                        08/00      N/A          N/A           N/A           N/A
SP Prudential U.S. Emerging Growth Portfolio           08/00      N/A          N/A           N/A           N/A
SP Small/Mid Cap Value Portfolio                       08/00      N/A          N/A           N/A           N/A
SP Strategic Partners Focused Growth
  Portfolio                                            08/00      N/A          N/A           N/A           N/A
Janus Aspen Series--Growth Portfolio
  Service Shares                                       09/93      41.66%       240.79%       N/A           254.78%

               COMPARATIVE PERFORMANCE INFORMATION AND ADVERTISING

       Reports or advertising may include comparative performance information, including, but not limited to: (1) comparisons to market indices such as the Dow Jones Industrial Average, the Standard & Poor's 500 Index, the Value Line Composite Index, the Russell 2000 Index, the Morgan Stanley World Index, the Lehman Brothers bond indices; (2) comparisons to other investments, such as certificates of deposit; (3) performance rankings assigned by services such as Morningstar, Inc. and Variable Annuity Research and Data Services (VARDS), and Lipper Analytical Services, Inc.; (4) data presented by analysts such as Dow Jones, A.M. Best, The Bank Rate Monitor National Index; and (5) data in publications such as The Wall Street Journal, Times, Forbes, Barrons, Fortune, Money Magazine, and Financial World.

       Reports or advertising may also include the use of tax deferred compounding charts and charts describing the power of tax deferred compounding on the bonus payment.

                               FEDERAL TAX STATUS

X.  OTHER TAX RULES.

1.  DIVERSIFICATION.

       The Internal Revenue Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements. Each Portfolio is required to diversify its investments each quarter so that no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Generally, securities of a single issuer are treated as one investment and obligations of each U.S. Government agency and instrumentality (such as the Government National Mortgage Association) are treated as issued by separate issuers. In addition, any security issued, guaranteed or insured (to the extent so guaranteed or insured) by the United States or an instrumentality of the U.S. will be treated as a security issued by the U.S. Government or its instrumentality, whichever is applicable. Pruco Life of New Jerssey believes the underlying variable investment options for the Contract meet these diversification requirements.

2.  INVESTOR CONTROL.

       Treasury Department regulations do not provide guidance concerning the extent to which you may direct your investment in the particular investment options without causing you, instead of Pruco Life of New Jersey , to be considered the owner of the underlying assets. Because of this uncertainty, Pruco Life of New Jersey reserves the right to make such changes as it deems necessary to assure that the contract qualifies as an annuity for tax purposes. Any such changes will apply uniformly to affected contractowners and will be made with such notice to affected contractowners as is feasible under the circumstances.

3.  ENTITY OWNERS.

       Where a contract is held by a non-natural person (e.g., a corporation), other than as an agent or nominee for a natural person (or in other limited circumstances), the contract will not be taxed as an annuity and increases in the value of the contract will be subject to tax.

4.  PURCHASE PAYMENTS MADE BEFORE AUGUST 14, 1982.

       If your contract was issued in exchange for a contract containing purchase payments made before August 14, 1982, favorable tax rules may apply to certain withdrawals from the contract. Generally, withdrawals are treated as a recovery of your investment in the contract first until purchase payments made before August 14, 1982 are withdrawn. Moreover, any income allocable to purchase payments made before August 14, 1982, is not subject to the 10% penalty tax.

5.  WITHHOLDING OF TAX FROM DISTRIBUTIONS.

       Taxable amounts distributed from annuity contracts are subject to tax withholding. You may generally elect not to have tax withheld from your payments. The rate of withholding on annuity payments will be determined on the basis of the withholding certificate you file with Pruco Life of New Jersey. These elections must be made on the appropriate Pruco Life of New Jersey forms. Absent these elections, Pruco Life of New Jersey will withhold the tax amounts required by the applicable tax regulations. You may be subject to penalties under the estimated tax payment rules if your withholding and estimated tax payments are not sufficient.

6.  NONRESIDENT ALIENS.

       Special tax withholding rules apply to nonresident aliens.

7.  TRANSFERS TO YOUNGER PERSONS.

       If you transfer your contract to a person either 37 1/2 years younger than you, or a grandchild, or designate such younger person as a beneficiary, there may be Generation Skipping tax consequences.

                             DIRECTORS AND OFFICERS

       The directors and major officers of Pruco Life of New Jersey, listed with their principal occupations during the past 5 years, are shown below.

                      DIRECTORS OF PRUCO LIFE OF NEW JERSEY

       JAMES J. AVERY, JR., Chairman and Director -- President, Prudential Individual Life Insurance since 1998; 1997 to 1998: Senior Vice President, Chief Actuary and CFO, Prudential Individual Insurance Group; 1995 to 1997: President, Prudential Select. Age 48.

       IRA J. KLEINMAN, Director -- Executive Vice President, Prudential International Insurance Group since 1997; 1995 to 1997: Chief Marketing and Product Development Officer, Prudential Individual Insurance Group. Age 53.

       ESTHER H. MILNES, President and Director -- Vice President and Chief Actuary, Prudential Individual Life Insurance since 1999; prior to 1999: Vice President and Actuary, Prudential Individual Insurance Group. Age 49.

       DAVID R. ODENATH, JR., Director -- President, Prudential Investments since 1999; prior to 1999; Senior Vice President and Director of Sales, Investment Consulting Group, Paine Webber. Age 43.

       I. EDWARD PRICE, Vice Chairman and Director -- Senior Vice President and Actuary, Prudential Individual Life Insurance since 1998; 1995 to 1998: Senior Vice President and Actuary, Prudential Individual Insurance Group. Age 57.

                         OFFICERS WHO ARE NOT DIRECTORS

       C. EDWARD CHAPLIN, Treasurer -- Vice President and Treasurer, Prudential since 1995. Age 43.

       JAMES C. DROZANOWSKI, Senior Vice President -- Vice President, Operations and Systems, Prudential Individual Financial Services since 1998; 1996 to 1998:
Vice President and Operations Executive, Prudential Individual Insurance Group; 1995 to 1996: President, Credit Card Division, Chase Manhattan Bank. Age 57.

       THOMAS F. HIGGINS, Senior Vice President -- Vice President, Annuity Services, Prudential Individual Financial Services since 1999; 1998 to 1999:
Vice President, Mutual Funds, Prudential Individual Financial Services; 1995 to 1998: Principal, Mutual Fund Operations, The Vanguard Group. Age 45.

       CLIFFORD E. KIRSCH, Chief Legal Officer and Secretary -- Chief Counsel, Variable Products, Prudential Law Department since 1995. Age 40.

       SHIRLEY H. SHAO, Senior Vice President and Chief Actuary -- Vice President and Associate Actuary, Prudential since 1996; prior to 1996: Vice President and Assistant Actuary, Prudential Corporate Risk Management. Age 45.

       WILLIAM J. ECKERT, IV Vice President and Chief Accounting Officer -- Vice President and IFS Controller, Prudential Enterprise Financial Management since 2000; 1999 to 2000: Vice President and Individual Life Controller, Prudential Enterprise Financial Management; 1997 to 1999: Vice President, Accounting, Enterprise Financial Management; 1995 to 1997: Vice President, Accounting, External Financial Reporting. Age 38.

       The business address of all directors and officers of Pruco Life of New Jersey is 213 Washington Street, Newark, New Jersey 07102-2992. Pruco Life of New Jersey directors and officers are elected annually.

                              FINANCIAL STATEMENTS

       The following financial statements describe the sub-accounts of the Discovery Select Variable Annuity, another variable annuity contract offered by Pruco Life of New Jersey. This information is provided because some of the sub-accounts associated with Discovery Select are also used by the Strategic Partners Annuity One variable annuity contract. Financial information specific to the Strategic Partners Annuity One variable annuity contract will be available following the completion of the initial accounting period for this contract.

                       This page intentionally left blank

                           FINANCIAL STATEMENTS OF THE
                  DISCOVERY SELECT VARIABLE ANNUITY SUBACCOUNTS
                         OF THE PRUCO LIFE OF NEW JERSEY
                    FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF NET ASSETS
December 31, 1999

                                                                                          SUBACCOUNTS
                                                          -------------------------------------------------------------------------
                                                           PRUDENTIAL     PRUDENTIAL      PRUDENTIAL      PRUDENTIAL     PRUDENTIAL
                                                              MONEY       DIVERSIFIED     HIGH YIELD         STOCK         EQUITY
                                                             MARKET          BOND            BOND            INDEX         INCOME
                                                            PORTFOLIO      PORTFOLIO       PORTFOLIO       PORTFOLIO      PORTFOLIO
                                                          -----------     -----------    -----------     -----------    -----------
ASSETS
  Investment in The Prudential Series Fund, Inc.
    Portfolios and non-Prudential administered
    funds, at net asset value [Note 3] .................  $28,752,580     $53,371,206    $35,698,410     $86,939,050    $48,636,634
                                                          -----------     -----------    -----------     -----------    -----------
  Net Assets ...........................................  $28,752,580     $53,371,206    $35,698,410     $86,939,050    $48,636,634
                                                          ===========     ===========    ===========     ===========    ===========
NET ASSETS, representing:
  Equity of contract owners [Note 4] ...................  $28,752,580     $53,371,206    $35,698,410     $86,939,050    $48,636,634
                                                          -----------     -----------    -----------     -----------    -----------
                                                          $28,752,580     $53,371,206    $35,698,410     $86,939,050    $48,636,634
                                                          ===========     ===========    ===========     ===========    ===========


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A22


                                       A1

                                                       SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        JANUS ASPEN
 PRUDENTIAL          PRUDENTIAL          PRUDENTIAL          AIM V.I.                               JANUS ASPEN        INTERNATIONAL
   EQUITY             JENNISON             GLOBAL           GROWTH AND           AIM V.I.             GROWTH              GROWTH
 PORTFOLIO           PORTFOLIO            PORTFOLIO         INCOME FUND         VALUE FUND           PORTFOLIO           PORTFOLIO
-----------         ------------         -----------        -----------         -----------         -----------        -------------



$68,585,671         $105,709,375         $13,903,838        $18,117,557         $29,733,016         $31,011,122        $27,887,749
-----------         ------------         -----------        -----------         -----------         -----------        -----------
$68,585,671         $105,709,375         $13,903,838        $18,117,557         $29,733,016         $31,011,122        $27,887,749
===========         ============         ===========        ===========         ===========         ===========        ===========

$68,585,671         $105,709,375         $13,903,838        $18,117,557         $29,733,016         $31,011,122        $27,887,749
-----------         ------------         -----------        -----------         -----------         -----------        -----------
$68,585,671         $105,709,375         $13,903,838        $18,117,557         $29,733,016         $31,011,122        $27,887,749
===========         ============         ===========        ===========         ===========         ===========        ===========


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A22


                                       A2

                           FINANCIAL STATEMENTS OF THE
                  DISCOVERY SELECT VARIABLE ANNUITY SUBACCOUNTS
                         OF THE PRUCO LIFE OF NEW JERSEY
                    FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF NET ASSETS
December 31, 1999

                                                                                               SUBACCOUNTS
                                                           -------------------------------------------------------------------------
                                                               MFS                          OCC             OCC        T. ROWE PRICE
                                                            EMERGING          MFS      ACCUMULATION    ACCUMULATION       EQUITY
                                                             GROWTH        RESEARCH    TRUST MANAGED    TRUST SMALL       INCOME
                                                             SERIES         SERIES       PORTFOLIO     CAP PORTFOLIO     PORTFOLIO
                                                           -----------    ----------    -----------     ----------      -----------
ASSETS
  Investment in The Prudential Series Fund, Inc.
    Portfolios and non-Prudential administered
    funds, at net asset value [Note 3] ..................  $31,319,807    $9,982,879    $32,320,124     $8,588,764      $17,067,981
                                                           -----------    ----------    -----------     ----------      -----------
  Net Assets ............................................  $31,319,807    $9,982,879    $32,320,124     $8,588,764      $17,067,981
                                                           ===========    ==========    ===========     ==========      ===========
NET ASSETS, representing:
  Equity of contract owners [Note 4] ....................  $31,319,807    $9,982,879    $32,320,124     $8,588,764      $17,067,981
                                                           -----------    ----------    -----------     ----------      -----------
                                                           $31,319,807    $9,982,879    $32,320,124     $8,588,764      $17,067,981
                                                           ===========    ==========    ===========     ==========      ===========


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A22


                                       A3

                                                       SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------------------------------------
                                         PRUDENTIAL                                                                     PRUDENTIAL
T. ROWE PRICE      WARBURG PINCUS           SMALL                                FRANKLIN                               DIVERSIFIED
INTERNATIONAL       POST-VENTURE       CAPITALIZATION        AMERICAN            SMALL CAP          PRUDENTIAL         CONSERVATIVE
    STOCK              CAPITAL              STOCK           CENTURY VP            GROWTH            20/20 FOCUS           GROWTH
  PORTFOLIO           PORTFOLIO           PORTFOLIO            VALUE               FUND              PORTFOLIO           PORTFOLIO
 ----------          ----------          ----------         ----------          ----------          ----------          ----------



 $5,704,743          $3,815,026          $4,859,464         $2,400,228          $4,186,264          $5,334,334          $8,217,344
 ----------          ----------          ----------         ----------          ----------          ----------          ----------
 $5,704,743          $3,815,026          $4,859,464         $2,400,228          $4,186,264          $5,334,334          $8,217,344
 ==========          ==========          ==========         ==========          ==========          ==========          ==========

 $5,704,743          $3,815,026          $4,859,464         $2,400,228          $4,186,264          $5,334,334          $8,217,344
 ----------          ----------          ----------         ----------          ----------          ----------          ----------
 $5,704,743          $3,815,026          $4,859,464         $2,400,228          $4,186,264          $5,334,334          $8,217,344
 ==========          ==========          ==========         ==========          ==========          ==========          ==========


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A22


                                       A4

                           FINANCIAL STATEMENTS OF THE
                  DISCOVERY SELECT VARIABLE ANNUITY SUBACCOUNTS
                         OF THE PRUCO LIFE OF NEW JERSEY
                    FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS
For the period ended December 31, 1999

                                                                                            SUBACCOUNTS
                                                            ------------------------------------------------------------------------
                                                            PRUDENTIAL           PRUDENTIAL          PRUDENTIAL         PRUDENTIAL
                                                              MONEY              DIVERSIFIED         HIGH YIELD            STOCK
                                                             MARKET                 BOND                BOND               INDEX
                                                            PORTFOLIO             PORTFOLIO           PORTFOLIO          PORTFOLIO
                                                            ----------           ---------           ----------         -----------
INVESTMENT INCOME
  Dividend income ........................................  $1,041,065           $       0           $   82,488         $   742,606
                                                            ----------           ---------           ----------         -----------

EXPENSES
  Charges to contract owners for assuming
    mortality risk and expense risk and for
    administration [Notes 5A and 5B] .....................     295,390             630,761              448,837             918,696
                                                            ----------           ---------           ----------         -----------
NET INVESTMENT INCOME (LOSS) .............................     745,675            (630,761)            (366,349)           (176,090)
                                                            ----------           ---------           ----------         -----------

NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
  Capital gains distributions received ...................           0             109,889                    0             949,132
  Realized gain (loss) on shares redeemed ................           0             (35,648)            (338,945)            597,412
  Net change in unrealized gain (loss) on
    investments ..........................................           0            (257,741)           1,670,217          10,649,026
                                                            ----------           ---------           ----------         -----------
NET GAIN (LOSS) ON INVESTMENTS ...........................           0            (183,500)           1,331,272          12,195,570
                                                            ----------           ---------           ----------         -----------

NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS ..............................  $  745,675           $(814,261)          $  964,923         $12,019,480
                                                            ==========           =========           ==========         ===========

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A22



                                       A5

                                                       SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------------------------------------
 PRUDENTIAL                                                         AIM V.I.                                           JANUS ASPEN
   EQUITY        PRUDENTIAL       PRUDENTIAL      PRUDENTIAL       GROWTH AND         AIM V.I.        JANUS ASPEN     INTERNATIONAL
   INCOME         EQUITY          JENNISON          GLOBAL           INCOME            VALUE            GROWTH           GROWTH
 PORTFOLIO       PORTFOLIO        PORTFOLIO       PORTFOLIO           FUND              FUND           PORTFOLIO        PORTFOLIO
----------      -----------      -----------      ----------       ----------        ----------        ----------      -----------

$1,060,080      $   997,043      $   109,529      $   28,527       $   89,628        $   77,253        $   46,406      $    35,002
----------      -----------      -----------      ----------       ----------        ----------        ----------      -----------




   626,250          785,965          904,865         113,046          178,776           265,728           249,099          206,751
----------      -----------      -----------      ----------       ----------        ----------        ----------      -----------
   433,830          211,078         (795,336)        (84,519)         (89,148)         (188,475)         (202,693)        (171,749)
----------      -----------      -----------      ----------       ----------        ----------        ----------      -----------



 5,329,219        7,676,793        4,118,355          50,018           61,885           403,982            88,325                0
  (449,569)        (157,198)         978,248         131,717          115,409           130,602           173,572          157,018

  (957,621)      (2,245,221)      21,649,324       3,919,633        3,932,741         4,885,809         7,276,124       11,553,620
----------      -----------      -----------      ----------       ----------        ----------        ----------      -----------
 3,922,029        5,274,374       26,745,927       4,101,368        4,110,035         5,420,393         7,538,021       11,710,638
----------      -----------      -----------      ----------       ----------        ----------        ----------      -----------


$4,355,859      $ 5,485,452      $25,950,591      $4,016,849       $4,020,887        $5,231,918        $7,335,328      $11,538,889
==========      ===========      ===========      ==========       ==========        ==========        ==========      ===========


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A22


                                       A6

                           FINANCIAL STATEMENTS OF THE
                  DISCOVERY SELECT VARIABLE ANNUITY SUBACCOUNTS
                         OF THE PRUCO LIFE OF NEW JERSEY
                    FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS
For the period ended December 31, 1999

                                                                                        SUBACCOUNTS
                                                          --------------------------------------------------------------------------
                                                                                                        OCC                  OCC
                                                              MFS                                   ACCUMULATION        ACCUMULATION
                                                           EMERGING                MFS                 TRUST                TRUST
                                                            GROWTH              RESEARCH              MANAGED             SMALL CAP
                                                            SERIES               SERIES              PORTFOLIO            PORTFOLIO
                                                          -----------          ----------           -----------          -----------
INVESTMENT INCOME
  Dividend income .....................................   $         0          $   14,673           $  446,506           $  48,948
                                                          -----------          ----------           ----------           ---------

EXPENSES
  Charges to contract owners for assuming
    mortality risk and expense risk and for
    administration [Notes 5A and 5B] ..................       244,459             109,520              443,425             109,857
                                                          -----------          ----------           ----------           ---------
NET INVESTMENT INCOME (LOSS) ..........................      (244,459)            (94,847)               3,081             (60,909)
                                                          -----------          ----------           ----------           ---------

NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
  Capital gains distributions received ................             0              77,540            1,001,944                   0
  Realized gain (loss) on shares redeemed .............       282,067             178,470              101,347            (107,172)
  Net change in unrealized gain (loss) on
    investments .......................................    12,666,424           1,609,825               40,116             (53,970)
                                                          -----------          ----------           ----------           ---------
NET GAIN (LOSS) ON INVESTMENTS ........................    12,948,491           1,865,835            1,143,407            (161,142)
                                                          -----------          ----------           ----------           ---------

NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS ...........................   $12,704,032          $1,770,988           $1,146,488           $(222,051)
                                                          ===========          ==========           ==========           =========


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A22


                                       A7

                                                       SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------------------------------------
                                                      PRUDENTIAL                                                        PRUDENTIAL
T. ROWE PRICE      T. ROWE PRICE       WARBURG          SMALL                         FRANKLIN         PRUDENTIAL       DIVERSIFIED
   EQUITY          INTERNATIONAL     POST-VENTURE   CAPITALIZATION    AMERICAN        SMALL CAP          20/20         CONSERVATIVE
   INCOME              STOCK           CAPITAL          STOCK        CENTURY VP        GROWTH            FOCUS           GROWTH
  PORTFOLIO          PORTFOLIO        PORTFOLIO       PORTFOLIO        VALUE             FUND          PORTFOLIO*       PORTFOLIO*
  ---------          ---------        ---------       ---------      ----------       ----------       ----------       ----------

  $ 302,337         $   20,370       $        0       $      0        $   2,743       $      898        $  8,757        $ 381,387
  ---------         ----------       ----------       --------        ---------       ----------        --------        ---------




    218,225             53,605           29,652         35,775           15,560           20,780          19,522           38,853
  ---------         ----------       ----------       --------        ---------       ----------        --------        ---------
     84,112            (33,235)         (29,652)       (35,775)         (12,817)         (19,882)        (10,765)         342,534
  ---------         ----------       ----------       --------        ---------       ----------        --------        ---------



    724,724             64,020                0         23,062           25,992            9,272           1,055                0
     97,954             47,077           39,525        (29,180)          (4,884)           8,739          43,712          503,805

   (659,400)         1,220,987        1,314,182        443,217         (170,884)       1,248,012         588,285         (397,267)
  ---------         ----------       ----------       --------        ---------       ----------        --------        ---------
    163,278          1,332,084        1,353,707        437,099         (149,776)       1,266,023         633,052          106,538
  ---------         ----------       ----------       --------        ---------       ----------        --------        ---------


  $ 247,390         $1,298,849       $1,324,055       $401,324        $(162,593)      $1,246,141        $622,287        $ 449,072
  =========         ==========       ==========       ========        =========       ==========        ========        =========

* Became available on May 3, 1999

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A22


                                       A8

                           FINANCIAL STATEMENTS OF THE
                  DISCOVERY SELECT VARIABLE ANNUITY SUBACCOUNTS
                         OF THE PRUCO LIFE OF NEW JERSEY
                    FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the periods ended December 31, 1999 and 1998

                                                                                              SUBACCOUNTS
                                                                       -------------------------------------------------------------
                                                                               PRUDENTIAL                        PRUDENTIAL
                                                                              MONEY MARKET                     DIVERSIFIED BOND
                                                                               PORTFOLIO                          PORTFOLIO
                                                                       --------------------------       ---------------------------
                                                                          1999            1998              1999            1998
                                                                       -----------    -----------       -----------     -----------
OPERATIONS:
  Net investment income (loss) ......................................  $   745,675    $   388,558       $  (630,761)    $ 1,140,482
  Capital gains distributions received ..............................            0              0           109,889          55,251
  Realized gain (loss) on shares redeemed ...........................            0              0           (35,648)         (1,277)
  Net change in unrealized gain (loss) on investments ...............            0              0          (257,741)       (220,174)
                                                                       -----------    -----------       -----------     -----------


NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS .........................................      745,675        388,558          (814,261)        974,282
                                                                       -----------    -----------       -----------     -----------


ANNUITY PAYMENTS AND
  OTHER OPERATING TRANSFERS
  Contract Owner Net Payments .......................................   20,587,959     18,308,790        25,513,762      26,338,579
  Surrenders, Withdrawals and Death Benefits ........................   (1,560,658)      (590,456)       (2,622,110)       (754,090)
  Net Transfers From (To) Other Subaccounts or Fixed Rate Option ....   (9,451,903)    (5,502,058)       (2,738,166)      2,425,538
  Withdrawal Charge .................................................       (4,267)          (906)          (13,810)         (2,759)
                                                                       -----------    -----------       -----------     -----------
TOTAL ANNUITY PAYMENTS AND
  OTHER OPERATING TRANSFERS .........................................    9,571,131     12,215,370        20,139,676      28,007,268
                                                                       -----------    -----------       -----------     -----------


NET INCREASE (DECREASE) IN NET ASSETS
  RETAINED IN THE ACCOUNT [Note 7] ..................................            0       (262,762)                0        (102,106)
                                                                       -----------    -----------       -----------     -----------


TOTAL INCREASE IN NET ASSETS ........................................   10,316,806     12,341,166        19,325,415      28,879,444


NET ASSETS:
  Beginning of period ...............................................   18,435,774      6,094,608        34,045,791       5,166,347
                                                                       -----------    -----------       -----------     -----------
  End of period .....................................................  $28,752,580    $18,435,774       $53,371,206     $34,045,791
                                                                       ===========    ===========       ===========     ===========


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A22


                                       A9

                                                       SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------------
           PRUDENTIAL                         PRUDENTIAL                       PRUDENTIAL                        PRUDENTIAL
         HIGH YIELD BOND                     STOCK INDEX                     EQUITY INCOME                        EQUITY
           PORTFOLIO                          PORTFOLIO                        PORTFOLIO                         PORTFOLIO
----------------------------        ---------------------------       ---------------------------       ---------------------------
    1999             1998               1999            1998              1999            1998              1999           1998
-----------      -----------        -----------     -----------       -----------     -----------       -----------     -----------

$  (366,349)     $ 1,926,123        $  (176,090)    $      (498)      $   433,830     $   461,464       $   211,078     $   218,818
          0                0            949,132         685,310         5,329,219       2,112,014         7,676,793       4,709,227
   (338,945)         (66,919)           597,412         (15,648)         (449,569)       (132,522)         (157,198)        (23,763)
  1,670,217       (3,362,203)        10,649,026       6,220,619          (957,621)     (5,326,474)       (2,245,221)     (3,841,284)
-----------      -----------        -----------     -----------       -----------     -----------       -----------     -----------



    964,923       (1,502,999)        12,019,480       6,889,783         4,355,859      (2,885,518)        5,485,452       1,062,998
-----------      -----------        -----------     -----------       -----------     -----------       -----------     -----------




 11,536,600       23,904,670         27,516,374      29,771,169        10,395,500      33,802,922        23,050,765      30,494,085
 (2,796,061)        (654,641)        (2,569,693)     (1,266,564)       (2,776,500)     (1,336,359)       (3,369,896)     (1,135,559)
 (2,836,829)         271,531          1,936,162        (125,011)       (3,807,475)        867,586        (1,203,966)        699,976
    (11,597)          (3,313)           (20,898)         (7,572)          (17,330)         (5,784)          (20,687)         (8,237)
-----------      -----------        -----------     -----------       -----------     -----------       -----------     -----------

  5,892,113       23,518,247         26,861,945      28,372,022         3,794,195      33,328,365        18,456,216      30,050,265
-----------      -----------        -----------     -----------       -----------     -----------       -----------     -----------



          0          (15,650)                 0          34,044                 0         109,447                 0          70,773
-----------      -----------        -----------     -----------       -----------     -----------       -----------     -----------


  6,857,036       21,999,598         38,881,425      35,295,849         8,150,054      30,552,294        23,941,668      31,184,036



 28,841,374        6,841,776         48,057,625      12,761,776        40,486,580       9,934,286        44,644,003      13,459,967
-----------      -----------        -----------     -----------       -----------     -----------       -----------     -----------
$35,698,410      $28,841,374        $86,939,050     $48,057,625       $48,636,634     $40,486,580       $68,585,671     $44,644,003
===========      ===========        ===========     ===========       ===========     ===========       ===========     ===========


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A22


                                       A10

                           FINANCIAL STATEMENTS OF THE
                  DISCOVERY SELECT VARIABLE ANNUITY SUBACCOUNTS
                         OF THE PRUCO LIFE OF NEW JERSEY
                    FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the periods ended December 31, 1999 and 1998

                                                                                               SUBACCOUNTS
                                                                       ------------------------------------------------------------
                                                                                PRUDENTIAL                       PRUDENTIAL
                                                                                 JENNISON                         GLOBAL
                                                                                 PORTFOLIO                       PORTFOLIO
                                                                       ---------------------------       --------------------------
                                                                           1999           1998              1999            1998
                                                                       ------------    -----------       -----------     ----------
OPERATIONS:
  Net investment income (loss) ....................................... $   (795,336)   $  (251,819)      $   (84,519)    $    5,439
  Capital gains distributions received ...............................    4,118,355        522,676            50,018        196,136
  Realized gain (loss) on shares redeemed ............................      978,248        (23,766)          131,717         (4,864)
  Net change in unrealized gain (loss) on investments ................   21,649,324      6,793,178         3,919,633        455,299
                                                                       ------------    -----------       -----------     ----------


NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS ..........................................   25,950,591      7,040,269         4,016,849        652,010
                                                                       ------------    -----------       -----------     ----------


ANNUITY PAYMENTS AND
  OTHER OPERATING TRANSFERS
  Contract Owner Net Payments ........................................   33,031,211     24,608,849         5,088,201      2,481,167
  Surrenders, Withdrawals and Death Benefits .........................   (3,231,132)      (650,657)         (408,097)      (217,230)
  Net Transfers From (To) Other Subaccounts or Fixed Rate Option .....   10,694,501      1,768,266           364,430        (24,347)
  Withdrawal Charge ..................................................      (21,415)        (4,533)           (2,247)          (948)
                                                                       ------------    -----------       -----------     ----------
TOTAL ANNUITY PAYMENTS AND
  OTHER OPERATING TRANSFERS ..........................................   40,473,165     25,721,925         5,042,287      2,238,642
                                                                       ------------    -----------       -----------     ----------


NET INCREASE (DECREASE) IN NET ASSETS
  RETAINED IN THE ACCOUNT [Note 7] ...................................            0         76,083                 0          6,656
                                                                       ------------    -----------       -----------     ----------


TOTAL INCREASE IN NET ASSETS .........................................   66,423,756     32,838,277         9,059,136      2,897,308


NET ASSETS:
  Beginning of period ................................................   39,285,619      6,447,342         4,844,702      1,947,394
                                                                       ------------    -----------       -----------     ----------
  End of period ...................................................... $105,709,375    $39,285,619       $13,903,838     $4,844,702
                                                                       ============    ===========       ===========     ==========


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A22


                                       A11

                                                       SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                JANUS ASPEN
           AIM V.I.                                                         JANUS ASPEN                        INTERNATIONAL
         GROWTH AND                          AIM V.I.                         GROWTH                              GROWTH
         INCOME FUND                        VALUE FUND                       PORTFOLIO                           PORTFOLIO
---------------------------       ---------------------------        ---------------------------        --------------------------
    1999            1998              1999            1998               1999            1998               1999           1998
-----------      ----------       -----------     -----------        -----------     -----------        -----------    -----------

$   (89,148)     $  (51,921)      $  (188,475)    $   (48,549)       $  (202,693)    $   129,843        $  (171,749)   $    28,744
     61,885          87,186           403,982         450,290             88,325         171,381                  0         20,343
    115,409           4,610           130,602            (535)           173,572          (5,570)           157,018         15,256
  3,932,741       1,461,242         4,885,809       1,671,765          7,276,124       1,674,117         11,553,620        803,166
-----------      ----------       -----------     -----------        -----------     -----------        -----------    -----------



  4,020,887       1,501,117         5,231,918       2,072,971          7,335,328       1,969,771         11,538,889        867,509
-----------      ----------       -----------     -----------        -----------     -----------        -----------    -----------




  5,166,436       4,951,267        12,644,254       5,515,714         10,424,660       4,882,924          6,247,580      5,187,370
   (525,606)       (132,626)       (1,273,721)       (202,116)          (581,178)       (108,984)          (601,028)      (270,571)
    330,039        (311,867)        2,065,982         218,523          3,802,129         390,842             45,025        404,030
     (4,104)         (1,439)           (4,688)         (1,821)            (4,727)         (1,601)            (4,632)        (2,669)
-----------      ----------       -----------     -----------        -----------     -----------        -----------    -----------

  4,966,765       4,505,335        13,431,827       5,530,300         13,640,884       5,163,181          5,686,945      5,318,160
-----------      ----------       -----------     -----------        -----------     -----------        -----------    -----------



          0         (66,268)                0           5,014                  0         (19,268)                 0        (81,593)
-----------      ----------       -----------     -----------        -----------     -----------        -----------    -----------


  8,987,652       5,940,184        18,663,745       7,608,285         20,976,212       7,113,684         17,225,834      6,104,076



  9,129,905       3,189,721        11,069,271       3,460,986         10,034,910       2,921,226         10,661,915      4,557,839
-----------      ----------       -----------     -----------        -----------     -----------        -----------    -----------
$18,117,557      $9,129,905       $29,733,016     $11,069,271        $31,011,122     $10,034,910        $27,887,749    $10,661,915
===========      ==========       ===========     ===========        ===========     ===========        ===========    ===========


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A22


                                       A12

                           FINANCIAL STATEMENTS OF THE
                  DISCOVERY SELECT VARIABLE ANNUITY SUBACCOUNTS
                         OF THE PRUCO LIFE OF NEW JERSEY
                    FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the periods ended December 31, 1999 and 1998

                                                                                             SUBACCOUNTS
                                                                      -------------------------------------------------------------
                                                                                  MFS
                                                                               EMERGING                            MFS
                                                                             GROWTH SERIES                   RESEARCH SERIES
                                                                      ---------------------------       ---------------------------
                                                                         1999            1998             1999             1998
                                                                      -----------     -----------       ----------       ----------
OPERATIONS:
  Net investment income (loss) ...................................... $  (244,459)    $   (99,739)      $  (94,847)      $  (60,254)
  Capital gains distributions received ..............................           0          48,546           77,540           89,748
  Realized gain (loss) on shares redeemed ...........................     282,067          17,411          178,470            8,037
  Net change in unrealized gain (loss) on investments ...............  12,666,424       2,185,347        1,609,825          848,009
                                                                      -----------     -----------       ----------       ----------


NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS .........................................  12,704,032       2,151,565        1,770,988          885,540
                                                                      -----------     -----------       ----------       ----------


ANNUITY PAYMENTS AND
  OTHER OPERATING TRANSFERS
  Contract Owner Net Payments .......................................   6,302,950       6,934,305        2,112,145        3,284,005
  Surrenders, Withdrawals and Death Benefits ........................  (1,002,137)       (149,038)        (582,758)        (156,768)
  Net Transfers From (To) Other Subaccounts or Fixed Rate Option ....     904,500         420,695         (100,128)         137,403
  Withdrawal Charge .................................................      (5,935)         (1,900)          (2,312)          (1,267)
                                                                      -----------     -----------       ----------       ----------
TOTAL ANNUITY PAYMENTS AND
  OTHER OPERATING TRANSFERS .........................................   6,199,378       7,204,062        1,426,947        3,263,373
                                                                      -----------     -----------       ----------       ----------


NET INCREASE (DECREASE) IN NET ASSETS
  RETAINED IN THE ACCOUNT [Note 7] ..................................           0         (12,836)               0          (12,594)
                                                                      -----------     -----------       ----------       ----------


TOTAL INCREASE IN NET ASSETS ........................................  18,903,410       9,342,791        3,197,935        4,136,319


NET ASSETS:
  Beginning of period ...............................................  12,416,397       3,073,606        6,784,944        2,648,625
                                                                      -----------     -----------       ----------       ----------
  End of period ..................................................... $31,319,807     $12,416,397       $9,982,879       $6,784,944
                                                                      ===========     ===========       ==========       ==========


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A22


                                       A13

                                                       SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------------
           OCC                                 OCC                                                              T. ROWE PRICE
      ACCUMULATION TRUST                  ACCUMULATION TRUST                  T. ROWE PRICE                     INTERNATIONAL
          MANAGED                            SMALL CAP                        EQUITY INCOME                         STOCK
         PORTFOLIO                           PORTFOLIO                          PORTFOLIO                         PORTFOLIO
----------------------------        --------------------------       ----------------------------        --------------------------
    1999             1998              1999            1998              1999             1998              1999            1998
-----------      -----------        ----------      ----------       -----------      -----------        ----------      ----------

$     3,081      $  (201,320)       $  (60,909)     $  (70,008)      $    84,112      $    85,275        $  (33,235)     $    3,899
  1,001,944          390,487                 0         132,949           724,724          402,942            64,020          12,753
    101,347          (33,042)         (107,172)        (87,824)           97,954              920            47,077          (1,816)
     40,116          262,512           (53,970)       (726,536)         (659,400)         113,818         1,220,987         258,507
-----------      -----------        ----------      ----------       -----------      -----------        ----------      ----------



  1,146,488          418,637          (222,051)       (751,419)          247,390          602,955         1,298,849         273,343
-----------      -----------        ----------      ----------       -----------      -----------        ----------      ----------




  5,808,566       19,620,342         1,634,865       5,267,682         4,344,662        8,126,207         1,459,317       1,445,262
 (1,697,629)        (685,019)         (372,014)       (429,739)         (681,456)        (253,996)          (99,219)        (30,350)
 (2,100,849)         498,744          (192,001)        323,120          (557,938)          98,585          (120,911)        121,453
    (13,260)          (5,090)           (2,815)         (1,432)           (6,226)          (2,839)           (1,019)           (655)
-----------      -----------        ----------      ----------       -----------      -----------        ----------      ----------

  1,996,828       19,428,977         1,068,035       5,159,631         3,099,042        7,967,957         1,238,168       1,535,710
-----------      -----------        ----------      ----------       -----------      -----------        ----------      ----------



          0           65,279                 0         (26,238)                0          (55,800)                0         (44,233)
-----------      -----------        ----------      ----------       -----------      -----------        ----------      ----------


  3,143,316       19,912,893           845,984       4,381,974         3,346,432        8,515,112         2,537,017       1,764,820



 29,176,808        9,263,915         7,742,780       3,360,806        13,721,549        5,206,437         3,167,726       1,402,906
-----------      -----------        ----------      ----------       -----------      -----------        ----------      ----------
$32,320,124      $29,176,808        $8,588,764      $7,742,780       $17,067,981      $13,721,549        $5,704,743      $3,167,726
===========      ===========        ==========      ==========       ===========      ===========        ==========      ==========


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A22



                                       A14

                           FINANCIAL STATEMENTS OF THE
                  DISCOVERY SELECT VARIABLE ANNUITY SUBACCOUNTS
                         OF THE PRUCO LIFE OF NEW JERSEY
                    FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the periods ended December 31, 1999 and 1998

                                                                                                SUBACCOUNTS
                                                                       ------------------------------------------------------------
                                                                              WARBURG PINCUS                       PRUDENTIAL
                                                                               POST-VENTURE                  SMALL CAPITALIZATION
                                                                                  CAPITAL                            STOCK
                                                                                 PORTFOLIO                         PORTFOLIO*
                                                                       --------------------------         -------------------------
                                                                          1999            1998                1999           1998
                                                                       ----------      ----------         -----------      --------
OPERATIONS:
  Net investment income (loss) ......................................  $  (29,652)     $  (17,026)        $   (35,775)     $     22
  Capital gains distributions received ..............................           0               0              23,062        28,379
  Realized gain (loss) on shares redeemed ...........................      39,525          (9,485)            (29,180)        1,244
  Net change in unrealized gain (loss) on investments ...............   1,314,182          78,797             443,217        35,630
                                                                       ----------      ----------         -----------      --------


NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS .........................................   1,324,055          52,286             401,324        65,275
                                                                       ----------      ----------         -----------      --------


ANNUITY PAYMENTS AND
  OTHER OPERATING TRANSFERS
  Contract Owner Net Payments .......................................     895,813       1,012,106           5,611,087       516,286
  Surrenders, Withdrawals and Death Benefits ........................    (138,965)        (12,105)            (73,905)         (593)
  Net Transfers From (To) Other Subaccounts or Fixed Rate Option ....     (22,107)         35,849          (1,723,101)       64,252
  Withdrawal Charge .................................................        (943)           (520)               (319)            0
                                                                       ----------      ----------         -----------      --------
TOTAL ANNUITY PAYMENTS AND
  OTHER OPERATING TRANSFERS .........................................     733,798       1,035,330           3,813,762       579,945
                                                                       ----------      ----------         -----------      --------


NET INCREASE (DECREASE) IN NET ASSETS
  RETAINED IN THE ACCOUNT [Note 7] ..................................           0         (36,828)                  0          (842)
                                                                       ----------      ----------         -----------      --------


TOTAL INCREASE IN NET ASSETS ........................................   2,057,853       1,050,788           4,215,086       644,378


NET ASSETS:
  Beginning of period ...............................................   1,757,173         706,385             644,378             0
                                                                       ----------      ----------         -----------      --------
  End of period .....................................................  $3,815,026      $1,757,173         $ 4,859,464      $644,378
                                                                       ==========      ==========         ===========      ========

 * Became available on September 1, 1998


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A22


                                       A15

                                                          SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------
                                                     FRANKLIN                                                 PRUDENTIAL
            AMERICAN                                 SMALL CAP                        PRUDENTIAL              DIVERSIFIED
           CENTURY VP                                 GROWTH                          20/20 FOCUS         CONSERVATIVE GROWTH
              VALUE*                                   FUND*                          PORTFOLIO**             PORTFOLIO**
-------------------------------           -------------------------------             -----------         -------------------
   1999                 1998                 1999                 1998                   1999                  1999
----------            --------            ----------           ----------             ----------             ----------

$  (12,817)           $   (270)           $  (19,882)          $     (491)            $  (10,765)            $  342,534
    25,992                   0                 9,272                    0                  1,055                      0
    (4,884)                109                 8,739                 (141)                43,712                503,805
  (170,884)              3,508             1,248,012               30,781                588,285               (397,267)
----------            --------            ----------           ----------             ----------             ----------



  (162,593)              3,347             1,246,141               30,149                622,287                449,072
----------            --------            ----------           ----------             ----------             ----------




 2,025,894             131,048             2,090,380              224,651              3,536,510              7,341,487
   (25,889)               (384)              (55,042)                 (99)               (66,772)              (130,748)
   418,783              10,141               589,566               60,831              1,242,428                557,551
      (101)                  0                  (143)                  (4)                  (119)                   (18)
----------            --------            ----------           ----------             ----------             ----------

 2,418,687             140,805             2,624,761              285,379              4,712,047              7,768,272
----------            --------            ----------           ----------             ----------             ----------



         0                 (18)                    0                 (166)                     0                      0
----------            --------            ----------           ----------             ----------             ----------


 2,256,094             144,134             3,870,902              315,362              5,334,334              8,217,344



   144,134                   0               315,362                    0                      0                      0
----------            --------            ----------           ----------             ----------             ----------
$2,400,228            $144,134            $4,186,264           $  315,362             $5,334,334             $8,217,344
==========            ========            ==========           ==========             ==========             ==========

 * Became available on September 1, 1998
** Became available on May 3, 1999

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A17 THROUGH A22


                                       A16

                      NOTES TO FINANCIAL STATEMENTS OF THE
                  DISCOVERY SELECT VARIABLE ANNUITY SUBACCOUNTS
                         OF THE PRUCO LIFE OF NEW JERSEY
                    FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                                DECEMBER 31, 1999

NOTE 1:   GENERAL

          Pruco Life of New Jersey Flexible Premium Variable Annuity Account (the "Account") was established on May 20, 1996 under New Jersey law as a separate investment account of Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey") which is a wholly-owned subsidiary of Pruco Life Insurance Company (an Arizona domiciled company) and is indirectly wholly-owned by the Prudential Insurance Company of America ("Prudential"). The assets of the Account are segregated from Pruco Life of New Jersey's other assets. Proceeds from the purchases of Discovery Select Variable Annuity contracts ("Discovery Select") and Discovery Choice Variable Annuity contracts ("Discovery Choice") are invested in the Account. At December 31, 1999 there were no balances pertaining to Discovery Choice in the subaccounts investing in the Series Fund or the non-Prudential administered funds.

          The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The Account is a funding vehicle for individual variable annuity contracts. There are twenty-four subaccounts within the account, each of which invests in a corresponding portfolio of The Prudential Series Fund, Inc. (the "Series Fund"), or any of the non-Prudential administered funds shown in Note 3. The Series Fund is a diversified open-end management investment company, and is managed by Prudential.

          The Discovery Select and Discovery Choice Variable Annuity subaccounts of the Pruco Life of New Jersey Flexible Premium Variable Annuity Account became available on January 24, 1997 and May 1, 1999, respectively.

NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES

          The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

          Investments--The investments in shares of the Series Fund or the non-Prudential administered funds are stated at the net asset value of the respective portfolio.

          Security Transactions--Realized gains and losses on security transactions are reported on an average cost basis. Purchase and sale transactions are recorded as of the trade date of the security being purchased or sold.

          Distributions Received--Dividend and capital gain distributions received are reinvested in additional shares of the Series Fund or the non-Prudential administered funds and are recorded on the ex-dividend date.


                                      A17

NOTE 3: INVESTMENT INFORMATION FOR THE PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

          The net asset value per share for each portfolio of the Series Fund or the non-Prudential administered funds, the number of shares (rounded) of each portfolio held by the subaccounts of the Account and the aggregate cost of investments in such shares at December 31, 1999 were as follows:

                                 PRUDENTIAL            PRUDENTIAL            PRUDENTIAL            PRUDENTIAL          PRUDENTIAL
                                  MONEY               DIVERSIFIED           HIGH YIELD               STOCK              EQUITY
                                  MARKET                 BOND                  BOND                  INDEX              INCOME
                                 PORTFOLIO             PORTFOLIO             PORTFOLIO             PORTFOLIO           PORTFOLIO
                                -----------           -----------           -----------           -----------         -----------
Number of shares (rounded):       2,875,258             4,874,083             4,747,129             1,955,884           2,491,631
Net asset value per share:      $     10.00           $     10.95           $      7.52           $     44.45         $     19.52
Cost:                           $28,752,580           $53,937,072           $37,417,547           $69,429,200         $55,025,972

                                                                                                   AIM V.I.
                                 PRUDENTIAL            PRUDENTIAL            PRUDENTIAL            GROWTH AND           AIM V.I.
                                  EQUITY               JENNISON                GLOBAL               INCOME               VALUE
                                 PORTFOLIO             PORTFOLIO             PORTFOLIO               FUND                FUND
                                -----------           -----------           -----------           -----------         -----------
Number of shares (rounded):       2,373,207             3,263,642               448,800               573,522             887,553
Net asset value per share:      $     28.90           $     32.39           $     30.98           $     31.59         $     33.50
Cost:                           $74,758,421           $77,250,647           $ 9,669,173           $12,541,566         $23,058,648

                                                      JANUS ASPEN               MFS                                       OCC
                                JANUS ASPEN          INTERNATIONAL           EMERGING                 MFS            ACCUMULATION
                                  GROWTH                GROWTH                GROWTH               RESEARCH          TRUST MANAGED
                                 PORTFOLIO             PORTFOLIO              SERIES                SERIES             PORTFOLIO
                                -----------           -----------           -----------           -----------         -----------
Number of shares (rounded):         921,579               721,173               825,509               427,715             740,438
Net asset value per share:      $     33.65           $     38.67           $     37.94           $     23.34         $     43.65
Cost:                           $21,889,280           $15,467,073           $16,209,430           $ 7,360,420         $31,506,065

                                                                                                    WARBURG           PRUDENTIAL
                                   OCC               T. ROWE PRICE         T. ROWE PRICE            PINCUS               SMALL
                               ACCUMULATION             EQUITY             INTERNATIONAL         POST-VENTURE       CAPITALIZATION
                                TRUST SMALL             INCOME                 STOCK                CAPITAL              STOCK
                               CAP PORTFOLIO           PORTFOLIO             PORTFOLIO             PORTFOLIO           PORTFOLIO
                                -----------           -----------           -----------           -----------         -----------
Number of shares (rounded):         381,384               911,264               299,619               198,080             299,044
Net asset value per share:      $     22.52           $     18.73           $     19.04           $     19.26         $     16.25
Cost:                           $ 9,220,616           $17,304,984           $ 4,309,652           $ 2,370,755         $ 4,380,617

                                                                                                   PRUDENTIAL
                                                                             PRUDENTIAL            DIVERSIFIED
                                 AMERICAN              FRANKLIN                20/20             CONSERVATIVE
                                  CENTURY              SMALL CAP               FOCUS                GROWTH
                                 VP VALUE*            GROWTH FUND*           PORTFOLIO**           PORTFOLIO**
                                -----------           -----------           -----------           -----------
Number of shares (rounded):         403,400               265,964               449,018               792,415
Net asset value per share:      $      5.95           $     15.74           $     11.88           $     10.37
Cost:                           $ 2,567,604           $ 2,907,471           $ 4,746,049           $ 8,614,611

 * Became available on September 1, 1998
** Became available on May 3, 1999

                                       A18

NOTE 4:   CONTRACT OWNER UNIT INFORMATION

          Outstanding contract owner units (rounded), unit values and total value of contract owner equity at December 31, 1999 were as follows:

                                                                                  SUBACCOUNTS
                                                    -------------------------------------------------------------------------
                                                    PRUDENTIAL      PRUDENTIAL     PRUDENTIAL       PRUDENTIAL      PRUDENTIAL
                                                       MONEY        DIVERSIFIED    HIGH YIELD         STOCK          EQUITY
                                                      MARKET          BOND           BOND             INDEX          INCOME
                                                     PORTFOLIO      PORTFOLIO      PORTFOLIO        PORTFOLIO       PORTFOLIO
                                                    -----------    ------------    -----------     -----------     -----------
Contract Owner Units Outstanding
  (rounded) ....................................     24,579,687      45,438,932     28,531,566      38,786,276      27,398,451
  Unit Value ...................................    $   1.16977    $    1.17457    $   1.25119     $   2.24149     $   1.77516
                                                    -----------    ------------    -----------     -----------     -----------
TOTAL CONTRACT OWNER EQUITY ....................    $28,752,580    $ 53,371,206    $35,698,410     $86,939,050     $48,636,634
                                                    ===========    ============    ===========     ===========     ===========

                                                                             SUBACCOUNTS (CONTINUED)
                                                    --------------------------------------------------------------------------
                                                                                                     AIM V.I.
                                                    PRUDENTIAL      PRUDENTIAL     PRUDENTIAL       GROWTH AND       AIM V.I.
                                                      EQUITY         JENNISON        GLOBAL           INCOME           VALUE
                                                     PORTFOLIO       PORTFOLIO      PORTFOLIO          FUND            FUND
                                                    -----------    ------------    -----------     -----------     -----------
Contract Owner Units Outstanding
  (rounded) ....................................     38,608,928      37,559,381      6,113,646       8,448,068      13,887,703
  Unit Value ...................................    $   1.77642    $    2.81446    $   2.27423     $   2.14458     $   2.14096
                                                    -----------    ------------    -----------     -----------     -----------
TOTAL CONTRACT OWNER EQUITY ....................    $68,585,671    $105,709,375    $13,903,838     $18,117,557     $29,733,016
                                                    ===========    ============    ===========     ===========     ===========

                                                                             SUBACCOUNTS (CONTINUED)
                                                    --------------------------------------------------------------------------
                                                                      JANUS            MFS                            OCC
                                                    JANUS ASPEN   INTERNATIONAL     EMERGING            MFS       ACCUMULATION
                                                      GROWTH         GROWTH          GROWTH          RESEARCH        MANAGED
                                                     PORTFOLIO      PORTFOLIO        SERIES           SERIES        PORTFOLIO
                                                    -----------    ------------    -----------     -----------     -----------
Contract Owner Units Outstanding
  (rounded) ....................................     13,375,166      10,899,400     11,792,762       5,510,866      23,288,748
  Unit Value ...................................    $   2.31856    $    2.55865    $   2.65585     $   1.81149     $   1.38780
                                                    -----------    ------------    -----------     -----------     -----------
TOTAL CONTRACT OWNER EQUITY ....................    $31,011,122    $ 27,887,749    $31,319,807     $ 9,982,879     $32,320,124
                                                    ===========    ============    ===========     ===========     ===========

                                                                             SUBACCOUNTS (CONTINUED)
                                                    --------------------------------------------------------------------------
                                                                                                                    PRUDENTIAL
                                                        OCC       T. ROWE PRICE   T. ROWE PRICE   WARBURG PINCUS       SMALL
                                                   ACCUMULATION      EQUITY       INTERNATIONAL    POST-VENTURE   CAPITALIZATION
                                                    TRUST SMALL      INCOME           STOCK           CAPITAL          STOCK
                                                   CAP PORTFOLIO    PORTFOLIO       PORTFOLIO        PORTFOLIO       PORTFOLIO
                                                    -----------    ------------    -----------     -----------     -----------
Contract Owner Units Outstanding
  (rounded) ....................................      7,804,349      11,645,491      3,593,199       2,104,691       3,488,013
  Unit Value ...................................    $   1.10051    $    1.46563    $   1.58765     $   1.81263     $   1.39319
                                                    -----------    ------------    -----------     -----------     -----------
TOTAL CONTRACT OWNER EQUITY ....................    $ 8,588,764    $ 17,067,981    $ 5,704,743     $ 3,815,026     $ 4,859,464
                                                    ===========    ============    ===========     ===========     ===========

                                                                   SUBACCOUNTS (CONTINUED)
                                                    ----------------------------------------------------------
                                                                                                   PRUDENTIAL
                                                                                   PRUDENTIAL      DIVERSIFIED
                                                     AMERICAN        FRANKLIN         20/20       CONSERVATIVE
                                                      CENTURY        SMALL CAP        FOCUS          GROWTH
                                                     VP VALUE*     GROWTH FUND*    PORTFOLIO**     PORTFOLIO**
                                                    -----------    ------------    -----------     -----------
Contract Owner Units Outstanding
  (rounded) ....................................      2,092,340       1,955,833      4,526,683       7,816,513
  Unit Value ...................................    $   1.14715    $    2.14040    $   1.17842     $   1.05128
                                                    -----------    ------------    -----------     -----------
TOTAL CONTRACT OWNER EQUITY ....................    $ 2,400,228    $  4,186,264    $ 5,334,334     $ 8,217,344
                                                    ===========    ============    ===========     ===========

 * Became available on September 1, 1998
** Became available on May 3, 1999


                                       A19

NOTE 5:   CHARGES AND EXPENSES

          A.   Mortality Risk and Expense Risk Charges

               The mortality risk and expense risk charges, at an effective annual rate of 1.25%, are applied daily against the net assets representing equity of contract owners held in each subaccount. Mortality risk is that annuitants may live longer than estimated and expense risk is that the cost of issuing and administering the policies may exceed the related charges by Pruco Life of New Jersey.

          B.   Administration Charge

               The administration charge at an effective annual rate of .15% is applied daily against the net assets representing equity of contract owners held in each subaccount. Administration charges include costs associated with issuing the contract, establishing and maintaining records, and providing reports to contract owners.

          C.   Withdrawal Charge

               A withdrawal charge may be made upon full or partial contract owner redemptions. The charge compensates Pruco Life of New Jersey for paying all of the expenses of selling and distributing the contracts, including sales commissions, printing of prospectuses, sales administration, preparation of sales literature, and other promotional activities. No withdrawal charge is imposed whenever earnings are withdrawn.


NOTE 6:   TAXES

          Pruco Life of New Jersey is taxed as a "life insurance company" as defined by the Internal Revenue Code and the results of operations of the Account form a part of Prudential's consolidated federal tax return. Under current federal law, no federal income taxes are payable by the Account. As such, no provision for tax liability has been recorded in these financial statements.


NOTE 7:   NET INCREASE (DECREASE) IN NET ASSETS RETAINED IN THE ACCOUNT

          The increase (decrease) in net assets retained in the Account represents the net contributions (withdrawals) of Pruco Life of New Jersey to (from) the Account. Effective October 13, 1998, Pruco Life of New Jersey no longer maintains a position in the account. Previously, Pruco Life of New Jersey maintained a position in the Account for liquidity purposes including unit purchases and redemptions, fund share transactions and expense processing.


                                       A20

NOTE 8:   UNIT ACTIVITY

          Transactions in units (including transfers among subaccounts) for the years ended December 31, 1999 and 1998 were as follows:

                                                                            SUBACCOUNTS
                                 -------------------------------------------------------------------------------------------------
                                          PRUDENTIAL                          PRUDENTIAL                         PRUDENTIAL
                                             MONEY                            DIVERSIFIED                        HIGH YIELD
                                            MARKET                               BOND                               BOND
                                           PORTFOLIO                           PORTFOLIO                          PORTFOLIO
                                 ----------------------------       -----------------------------         ------------------------
                                     1999              1998            1999              1998                  1999       1998
                                 ----------        ----------       ----------         ----------         ----------    ----------
Contract Owner Contributions:    33,897,097        22,847,069       25,761,635         26,289,325         11,763,945    20,814,498
Contract Owner Redemptions:     (25,634,420)      (11,896,512)      (8,699,635)        (2,363,752)        (7,010,058)   (2,434,026)

                                                                        SUBACCOUNTS (CONTINUED)
                                 -------------------------------------------------------------------------------------------------
                                          PRUDENTIAL                          PRUDENTIAL                         PRUDENTIAL
                                          STOCK INDEX                        EQUITY INCOME                         EQUITY
                                           PORTFOLIO                           PORTFOLIO                          PORTFOLIO
                                 ----------------------------       -----------------------------         ------------------------
                                     1999              1998            1999              1998                  1999       1998
                                 ----------        ----------       ----------         ----------         ----------    ----------
Contract Owner Contributions:    18,376,082        19,792,548        7,863,227         21,415,860         15,834,124    20,939,711
Contract Owner Redemptions:      (5,079,159)       (2,847,138)      (5,775,217)        (2,083,915)        (5,102,608)   (2,125,152)

                                                                       SUBACCOUNTS (CONTINUED)
                                 -------------------------------------------------------------------------------------------------
                                                                                                                  AIM V.I.
                                          PRUDENTIAL                          PRUDENTIAL                         GROWTH AND
                                           JENNISON                             GLOBAL                             INCOME
                                           PORTFOLIO                           PORTFOLIO                            FUND
                                 ----------------------------       -----------------------------         ------------------------
                                     1999              1998            1999              1998                  1999       1998
                                 ----------        ----------       ----------         ----------         ----------    ----------
Contract Owner Contributions:    24,417,751        16,411,856        3,721,323          2,051,714          3,639,248     3,927,853
Contract Owner Redemptions:      (6,437,450)       (1,188,911)        (722,920)          (481,055)          (827,759)     (705,704)

                                                                       SUBACCOUNTS (CONTINUED)
                                 -------------------------------------------------------------------------------------------------
                                           AIM V.I.                           JANUS ASPEN                        JANUS ASPEN
                                             VALUE                              GROWTH                          INTERNATIONAL
                                             FUND                              PORTFOLIO                      GROWTH PORTFOLIO
                                 ----------------------------       -----------------------------         ------------------------
                                     1999              1998            1999               1998               1999          1998
                                 ----------        ----------       ----------         ----------         ----------    ----------
Contract Owner Contributions:     8,587,786         4,507,581        8,238,129          4,136,299          4,827,570     4,602,117
Contract Owner Redemptions:      (1,323,432)         (572,109)      (1,008,870)          (351,019)        (1,418,784)     (738,443)

                                                                       SUBACCOUNTS (CONTINUED)
                                 -------------------------------------------------------------------------------------------------
                                              MFS                                                                   OCC
                                           EMERGING                               MFS                          ACCUMULATION
                                            GROWTH                             RESEARCH                        TRUST MANAGED
                                            SERIES                              SERIES                           PORTFOLIO
                                 ----------------------------       -----------------------------         ------------------------
                                     1999              1998            1999               1998                1999        1998
                                 ----------        ----------       ----------         ----------         ----------    ----------
Contract Owner Contributions:     5,128,422         6,101,761        1,681,969          2,848,755          5,334,023    16,105,759
Contract Owner Redemptions:      (1,483,651)         (590,675)        (754,038)          (425,082)        (3,815,439)   (1,637,607)

                                                                       SUBACCOUNTS (CONTINUED)
                                 -------------------------------------------------------------------------------------------------
                                              OCC                            T. ROWE PRICE                     T. ROWE PRICE
                                         ACCUMULATION                           EQUITY                         INTERNATIONAL
                                        TRUST SMALL CAP                         INCOME                             STOCK
                                           PORTFOLIO                           PORTFOLIO                         PORTFOLIO
                                 ----------------------------       -----------------------------         ------------------------
                                     1999              1998            1999               1998                1999         1998
                                 ----------        ----------       ----------         ----------         ----------    ----------
Contract Owner Contributions:     2,444,933         5,096,373        3,692,979          6,462,462          1,432,991     1,496,184
Contract Owner Redemptions:      (1,452,334)         (915,114)      (1,624,397)          (731,820)          (463,232)     (159,534)

                                                                       SUBACCOUNTS (CONTINUED)
                                 -------------------------------------------------------------------------------------------------
                                                                              PRUDENTIAL
                                        WARBURG PINCUS                           SMALL
                                         POST-VENTURE                       CAPITALIZATION                      AMERICAN
                                            CAPITAL                              STOCK                           CENTURY
                                           PORTFOLIO                           PORTFOLIO                        VP VALUE*
                                 ----------------------------       -----------------------------         ------------------------
                                    1999              1998            1999                1998               1999          1998
                                 ----------        ----------       ----------         ----------         ----------    ----------
Contract Owner Contributions:       922,360         1,091,791        4,762,945            517,841          2,093,750       126,750
Contract Owner Redemptions:        (375,563)         (153,538)      (1,788,983)            (3,791)          (124,281)       (3,879)

* Became available on September 1, 1998


                                       A21

                                                                  SUBACCOUNTS (CONTINUED)
                                 ------------------------------------------------------------------------------------
                                                                           PRUDENTIAL                PRUDENTIAL
                                          FRANKLIN                           20/20                   DIVERSIFIED
                                          SMALL CAP                          FOCUS                   CONSERVATIVE
                                        GROWTH FUND*                       PORTFOLIO**             GROWTH PORTFOLIO**
                                 ----------------------------              -----------             ------------------
                                    1999              1998                    1999                        1999
                                 ----------        ----------              ----------                  ----------
Contract Owner Contributions:    1,819,593         253,707                 4,691,336                    7,998,404
Contract Owner Redemptions:       (117,111)           (357)                 (164,653)                    (181,891)

 * Became available on September 1, 1998
** Became available on May 3, 1999

NOTE 9:   PURCHASES AND SALES OF INVESTMENTS

          The aggregate costs of purchases and proceeds from sales of investments in the Series Fund and the non-Prudential administered funds for the year ended December 31, 1999 were as follows:

                    PRUDENTIAL            PRUDENTIAL            PRUDENTIAL            PRUDENTIAL           PRUDENTIAL
                       MONEY              DIVERSIFIED           HIGH YIELD               STOCK               EQUITY
                      MARKET                 BOND                  BOND                  INDEX               INCOME
                     PORTFOLIO             PORTFOLIO             PORTFOLIO             PORTFOLIO            PORTFOLIO
                 ----------------      ----------------      ----------------      ----------------      ----------------
Purchases .....  $     27,904,150      $     22,307,229      $      9,722,804      $     29,724,824      $      8,074,632
Sales .........  $    (18,628,409)     $     (2,798,314)     $     (4,279,528)     $     (3,781,575)     $     (4,906,687)

                                                                                       AIM V.I.
                    PRUDENTIAL            PRUDENTIAL            PRUDENTIAL            GROWTH AND            AIM V.I.
                      EQUITY               JENNISON               GLOBAL                INCOME                VALUE
                     PORTFOLIO             PORTFOLIO             PORTFOLIO               FUND                 FUND
                 ----------------      ----------------      ----------------      ----------------      ----------------
Purchases .....  $     20,000,549      $     44,896,974      $      5,817,008      $      5,318,239      $     13,909,004
Sales .........  $     (2,330,298)     $     (5,328,676)     $       (887,767)     $       (530,250)     $       (742,905)

                                          JANUS ASPEN               MFS                                        OCC
                    JANUS ASPEN          INTERNATIONAL           EMERGING                 MFS             ACCUMULATION
                      GROWTH                GROWTH                GROWTH               RESEARCH           TRUST MANAGED
                     PORTFOLIO             PORTFOLIO              SERIES                SERIES              PORTFOLIO
                 ----------------      ----------------      ----------------      ----------------      ----------------
Purchases .....  $     14,189,045      $      6,511,134      $      6,934,050      $      2,502,062      $      5,019,838
Sales .........  $       (797,261)     $     (1,030,940)     $       (979,130)     $     (1,184,635)     $     (3,466,436)

                                                                                                           PRUDENTIAL
                        OCC              T. ROWE PRICE         T. ROWE PRICE        WARBURG PINCUS            SMALL
                   ACCUMULATION             EQUITY             INTERNATIONAL         POST-VENTURE        CAPITALIZATION
                    TRUST SMALL             INCOME                 STOCK                CAPITAL               STOCK
                   CAP PORTFOLIO           PORTFOLIO             PORTFOLIO             PORTFOLIO            PORTFOLIO
                 ----------------      ----------------      ----------------      ----------------      ----------------
Purchases .....  $      2,014,304      $      4,344,601      $      1,724,215      $      1,013,868      $      5,829,971
Sales .........  $     (1,056,126)     $     (1,463,784)     $       (539,652)     $       (309,721)     $     (2,051,985)

                                                                                      PRUDENTIAL
                                                                PRUDENTIAL            DIVERSIFIED
                     AMERICAN              FRANKLIN                20/20             CONSERVATIVE
                      CENTURY              SMALL CAP               FOCUS                GROWTH
                     VP VALUE             GROWTH FUND           PORTFOLIO**           PORTFOLIO**
                 ----------------      ----------------      ----------------      ----------------
Purchases .....  $      2,504,097      $      2,684,499      $     14,566,429      $     57,104,087
Sales .........  $       (100,969)     $        (80,518)     $    (10,288,093)     $    (49,086,434)


** Became available on May 3, 1999

NOTE 10:  SUBSEQUENT EVENT

          As of May 1, 2000 the Warburg Pincus Post-Venture Capital Portfolio's name is being changed to the Global Post-Venture Capital Portfolio. This will have no effect on the contract owner's account or the related unit value.


                                       A22

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Contract Owners of the Discovery Select Subaccounts of
Pruco Life of New Jersey Flexible Premium Variable Annuity Account and the Board of Directors of Pruco Life Insurance Company of New Jersey

In our opinion, the accompanying statements of net assets and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the subaccounts (Prudential Money Market Portfolio, Prudential Diversified Bond Portfolio, Prudential High Yield Bond Portfolio, Prudential Stock Index Portfolio, Prudential Equity Income Portfolio, Prudential Equity Portfolio, Prudential Jennison Portfolio, Prudential Global Portfolio, AIM V.I. Growth and Income Fund, AIM V.I. Value Fund, Janus Aspen Growth Portfolio, Janus Aspen International Growth Portfolio, MFS Emerging Growth Series, MFS Research Series, OCC Accumulation Trust Managed Portfolio, OCC Accumulation Trust Small Cap Portfolio, T. Rowe Price Equity Income Portfolio, T. Rowe Price International Stock Portfolio, Warburg Pincus Post-Venture Capital Portfolio, Prudential Small Capitalization Stock Portfolio, American Century VP Value, Franklin Templeton Small Cap Growth Fund, Prudential 20/20 Focus Portfolio and Prudential Diversified Conservative Growth Portfolio) of the Discovery Select Subaccounts of Pruco Life of New Jersey Flexible Premium Variable Annuity Account at December 31, 1999, the results of each of their operations for the period then ended (for the period May 3, 1999 through December 31, 1999 for Prudential 20/20 Focus Portfolio and Prudential Diversified Conservative Growth Portfolio) and the changes in each of their net assets for the period ended December 31, 1999 and for the period September 1, 1998 through December 31, 1998 for Prudential Small Capitalization Stock Portfolio, American Century VP Value and Franklin Small Cap Growth Fund and for the period May 3, 1999 for Prudential 20/20 Focus Portfolio and Prudential Diversified Conservative Growth Portfolio in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of Pruco Life Insurance Company of New Jersey's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of fund shares owned at December 31, 1999, provide a reasonable basis for the opinion expressed above.





PricewaterhouseCoopers LLP
New York, New York
March 17, 2000


                                       A23

CONSOLIDATED FINANCIAL STATEMENTS OF PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

   Pruco Life Insurance Company of New Jersey

   Statements of Financial Position
   December 31, 1999 and 1998 (In Thousands)
--------------------------------------------------------------------------------

                                                                                 1999              1998
                                                                            -----------------  ---------------

   ASSETS
   Fixed maturities
      Available for sale, at fair value (amortized cost, 1999: $604,223; and     $ 585,271        $ 622,990
      1998: $617,758)
      Held to maturity, at amortized cost (fair value, 1999: $6,938)                 7,470                -
   Policy loans                                                                    143,815          139,443
   Short-term investments                                                           27,473           53,761
   Other long-term investments                                                       2,520            2,421
                                                                            -----------------  ---------------
           Total investments                                                       766,549          818,615
   Cash                                                                                117               45
   Deferred policy acquisition costs                                               129,184          113,923
   Accrued investment income                                                        12,492           12,209
   Receivables from affiliate                                                       16,231                -
   Other assets                                                                        474           15,379
   Separate Account assets                                                       1,827,484        1,450,986
                                                                            -----------------  ---------------
   TOTAL ASSETS                                                                 $2,752,531       $2,411,157
                                                                            =================  ===============

   LIABILITIES AND STOCKHOLDER'S EQUITY
   Liabilities
   Policyholders' account balances                                               $ 414,917        $ 414,546
   Future policy benefits and other policyholder liabilities                       105,861           89,832
   Cash collateral for loaned securities                                            17,900           34,424
   Securities sold under agreements to repurchase                                        -           27,210
   Income taxes payable                                                             27,829           25,325
   Payables to affiliate                                                                 -            3,492
   Other liabilities                                                                 7,571           19,489
   Separate Account liabilities                                                  1,827,484        1,450,986
                                                                            -----------------  ---------------
   Total liabilities                                                             2,401,562        2,065,304
                                                                            -----------------  ---------------
   Contingencies - (See Footnote 11)
   Stockholder's Equity
   Common stock, $5 par value;
         400,000 shares, authorized;
         issued and outstanding at
         December 31, 1999 and 1998                                                  2,000            2,000
   Paid-in-capital                                                                 125,000          125,000
   Retained earnings                                                               230,057          217,260
   Accumulated other comprehensive (loss) income                                   (6,088)            1,593
                                                                            -----------------  ---------------
   Total stockholder's equity                                                      350,969          345,853
                                                                            -----------------  ---------------
   TOTAL LIABILITIES AND
       STOCKHOLDER'S EQUITY                                                     $2,752,531       $2,411,157
                                                                            =================  ===============




                        See Notes to Financial Statements


                                      B1

   Pruco Life Insurance Company of New Jersey

   Statements of Operations and Comprehensive Income
   Years Ended December 31, 1999, 1998, and 1997 (In Thousands)
--------------------------------------------------------------------------------

                                                                  1999             1998              1997
                                                           ---------------- ----------------- ----------------
      REVENUES

      Premiums                                                   $ 6,742          $  7,282         $  6,832
      Policy charges and fee income                               52,714            53,152           56,687
      Net investment income                                       47,600            47,032           46,324
      Realized investment (losses) gains, net                    (5,013)             8,446            1,707
      Asset management fees                                        7,407             5,641            5,287
      Other income                                                   386               114                -
                                                           ---------------- ----------------- ----------------

      Total revenues                                             109,836           121,667          116,837
                                                           ---------------- ----------------- ----------------

      BENEFITS AND EXPENSES

      Policyholders' benefits                                     26,237            30,679           39,727
      Interest credited to policyholders' account                 18,846            19,038           19,372
      balances
      General, administrative and other expenses                  45,065            22,557           27,541
                                                           ---------------- ----------------- ----------------

      Total benefits and expenses                                 90,148            72,274           86,640
                                                           ---------------- ----------------- ----------------

      Income from operations before income taxes                  19,688            49,393           30,197
                                                           ---------------- ----------------- ----------------

      Income tax provision                                         6,891            17,570           10,974
                                                           ---------------- ----------------- ----------------

      NET INCOME                                                $ 12,797          $ 31,823         $ 19,223
                                                           ================ ================= ================

      Net unrealized investment (losses) gains on
      securities, net of reclassification adjustment and
      taxes                                                       (7,681)           (1,363)             924

                                                           ---------------- ----------------- ----------------

      TOTAL COMPREHENSIVE INCOME                                $  5,116          $ 30,460         $ 20,147
                                                           ================ ================= ================



                        See Notes to Financial Statements


                                      B2

   Pruco Life Insurance Company of New Jersey

   Statements of Changes in Stockholder's Equity
   Years Ended December 31, 1999, 1998, and 1997 (In Thousands)
--------------------------------------------------------------------------------


                                                                                Accumulated
                                                                                   other          Total
                                      Common      Paid - in -      Retained    comprehensive  stockholder's
                                       stock        capital        earnings    income (loss)      equity
                                   ------------   -----------      ---------   -------------  ---------------
   Balance, January 1, 1997          $   2,000      $ 125,000      $ 166,214      $   2,032      $ 295,246

      Net income                             -              -         19,223              -         19,223
      Change in net unrealized
      investment (losses) gains,
      net of reclassification
      and taxes adjustment                   -              -              -            924            924

                                     ---------      ---------      ---------      ---------      ---------
   Balance, December 31, 1997            2,000        125,000        185,437          2,956        315,393

      Net income                             -              -         31,823              -         31,823
      Change in net unrealized
      investment (losses) gains,
      net of reclassification
      and taxes                              -              -              -        (1,363)        (1,363)

                                     ---------      ---------      ---------      ---------      ---------
   Balance, December 31, 1998            2,000        125,000        217,260         1,593         345,853



      Net income                             -              -         12,797              -         12,797
      Change in net unrealized
      investment (losses) gains,
      net of reclassification
      and taxes                              -              -              -        (7,681)        (7,681)

                                     ---------      ---------      ---------      ---------      ---------
   Balance, December 31, 1999         $  2,000      $ 125,000      $ 230,057     $  (6,088)      $ 350,969
                                     =========      =========      =========      =========      =========




                        See Notes to Financial Statements


                                      B3

   Pruco Life Insurance Company of New Jersey

   Statements of Cash Flows
   Years Ended December 31, 1999, 1998, and 1997 (In Thousands)
--------------------------------------------------------------------------------

                                                                    1999           1998           1997
                                                               --------------------------------------------
   CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                  $    12,797    $    31,823    $    19,223
   Adjustments to reconcile net income to net cash (used in)
   provided by
      operating activities:
      Policy charges and fee income                                (11,399)        (5,180)        (7,841)
      Interest credited to policyholders' account balances          18,846         19,038         19,372
      Realized investment losses (gains), net                        5,013         (8,446)        (1,707)
      Amortization and other non-cash items                         18,092          2,497           (342)
      Change in:
        Future policy benefits and other policyholders'             16,029          5,304          8,277
        liabilities
        Accrued investment income                                     (283)         1,866         (1,167)
        Policy loans                                                (4,372)       (12,137)       (13,388)
        Payable to affiliates                                      (19,723)          (815)        (1,752)
        Deferred policy acquisition costs                          (15,261)       (12,298)         5,340
        Income taxes payable                                         2,504         (9,826)         9,006
        Other, net                                                   2,987         (8,954)         2,812
                                                               -----------    -----------    -----------
Cash Flows From Operating Activities                                25,230          2,872         37,833
                                                               -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from the sale/maturity of:
      Fixed maturities:
        Available for sale                                         702,380      1,001,096        645,355
   Payments for the purchase of:
      Fixed maturities:
        Available for sale                                        (695,198)    (1,029,988)      (679,709)
        Held to maturity                                            (7,470)          --             --
   Other long term investments, net                                     99           (854)         1,629
   Cash collateral for loaned securities, net                      (16,524)           761         33,663
   Securities sold under agreements to repurchase, net             (27,210)        27,210           --
   Short term investments, net                                      26,296         (1,297)       (35,461)
                                                               -----------    -----------    -----------
Cash Flows Used in Investing Activities                            (17,627)        (3,072)       (34,523)
                                                               -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Policyholders' account balances:
      Deposits                                                     256,842        298,391        134,020
      Withdrawals                                                 (264,373)      (298,149)      (141,255)
                                                               -----------    -----------    -----------
Cash Flows (Used in) From Financing Activities                      (7,531)           242         (7,235)
                                                               -----------    -----------    -----------
Net increase (decrease) in Cash                                         72             42         (3,925)
Cash, beginning of year                                                 45              3          3,928
                                                               -----------    -----------    -----------
CASH,  END OF PERIOD                                           $       117    $        45    $         3
                                                               ===========    ===========    ===========
SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid                                              $       480    $    27,083    $     1,896
                                                               ===========    ===========    ===========



                        See Notes to Financial Statements



                                      B4

   Notes to Financial Statements

--------------------------------------------------------------------------------

   1.  BUSINESS

   Pruco Life Insurance Company of New Jersey ("the Company") is a stock life insurance company organized in 1982 under the laws of the state of New Jersey. It is licensed to sell individual life insurance, variable life insurance, variable annuities, and fixed annuities ("the Contracts") only in the states of New Jersey and New York.

   The Company is a wholly owned subsidiary of Pruco Life Insurance Company ("Pruco Life"), a stock life insurance company organized in 1971 under the laws of the state of Arizona. Pruco Life, in turn, is a wholly owned subsidiary of The Prudential Insurance Company of America (Prudential), a mutual insurance company founded in 1875 under the laws of the state of New Jersey. Prudential is currently considering reorganizing itself into a publicly traded stock company through a process known as "demutualization." On February 10, 1998, Prudential's Board of Directors authorized management to take the preliminary steps necessary to allow Prudential to demutualize. On July 1, 1998, legislation was enacted in New Jersey that would permit this conversion to occur and that specified the process for conversion. Demutualization is a complex process involving development of a plan of reorganization, adoption of a plan by Prudential's Board of Directors, a public hearing, approval by two-thirds of the qualified policyholders who vote on the plan review and approval by the New Jersey Department of Banking and Insurance. Prudential's management is in the process of developing a proposed plan of demutualization, although there can be no assurance that Prudential's Board of Directors will approve such a plan. Prudential's decision whether to demutualize is not expected to have a material effect on the Company's operations.

   The Company is engaged in a business that is highly competitive because of the large number of stock and mutual life insurance companies and other entities engaged in marketing insurance products, and individual annuities.

   2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation
   The financial statements include the accounts of the Company, a stock life insurance company. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The Company has extensive transactions and relationships with Prudential and other affiliates, as more fully described in Footnote 13. Due to these relationships, it is possible that the terms of those transactions are not the same as those that would result from transactions among wholly unrelated parties.

   Use of Estimates
   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, in particular deferred policy acquisition costs ("DAC") and future policy benefits, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

   Investments
   Fixed maturities classified as "available for sale" are carried at estimated fair value. The amortized cost of fixed maturities is written down to estimated fair value if a decline in value is considered to be other than temporary. Unrealized gains and losses on fixed maturities "available for sale" including the effect on DAC and policyholders' account balances that would result from the realization of unrealized gains and losses, net of income taxes, are included in a separate component of equity, "Accumulated other comprehensive income."

   Policy loans are carried at unpaid principal balances.

   Short-term investments, including highly liquid debt instruments purchased with an original maturity of twelve months or less and are carried at amortized cost, which approximates fair value.

   Realized investment gains (losses), net, are computed using the specific identification method. Costs of fixed maturities are adjusted for impairments considered to be other than temporary.

   Cash
   Cash includes cash on hand, amounts due from banks, and money market instruments.


                                      B5

   Notes to Financial Statements

--------------------------------------------------------------------------------

   2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

   Deferred Policy Acquisition Costs
   The costs which vary with and that are related primarily to the production of new insurance business are deferred to the extent that they are deemed recoverable from future profits. Such costs include certain commissions, costs of policy issuance and underwriting, and certain variable field office expenses. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period. Deferred policy acquisition costs are adjusted for the impact of unrealized gains or losses on investments as if these gains or losses had been realized, with corresponding credits or charges included in equity.

   Policy acquisition costs related to interest-sensitive products and certain investment-type products are deferred and amortized over the expected life of the contracts (periods ranging from 15 to 30 years) in proportion to estimated gross profits arising principally from investment results, mortality and expense margins, and surrender charges based on historical and anticipated future experience, which is updated periodically. The effect of changes to estimated gross profits on unamortized deferred acquisition costs is reflected in "General and administrative expenses" in the period such estimated gross profits are revised.

   Securities loaned
   Securities loaned are treated as financing arrangements and are recorded at the amount of cash received as collateral. The Company obtains collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. The Company monitors the market value of securities loaned on a daily basis with additional collateral obtained as necessary. Non-cash collateral received is not reflected in the statements of financial position because the debtor typically has the right to redeem the collateral on short notice. Substantially all of the Company's securities loaned are with large brokerage firms.

   Securities sold under agreements to repurchase
   Securities sold under agreements to repurchase are treated as financing arrangements and are carried at the amounts at which the securities will be subsequently reacquired, including accrued interest, as specified in the respective agreements. Assets to be repurchased are the same, or substantially the same, as the assets transferred and the transferor, through right of substitution, maintains the right and ability to redeem the collateral on short notice. The market value of securities to be repurchased is monitored and additional collateral is obtained, where appropriate, to protect against credit exposure.

   Securities lending and securities repurchase agreements are used to generate net investment income and facilitate trading activity. These instruments are short-term in nature (usually 30 days or less). Securities loaned are collateralized principally by U.S. Government and mortgage-backed securities. Securities sold under repurchase agreements are collateralized principally by cash. The carrying amounts of these instruments approximate fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

   Separate Account Assets and Liabilities
   Separate Account assets and liabilities are reported at estimated fair value and represent segregated funds which are invested for certain policyholders and other customers. Separate Account assets include common stocks, fixed maturities, real estate related securities, and short-term investments. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. The investment income and gains or losses for Separate Accounts generally accrue to the policyholders and are not included in the Consolidated Statements of Operations. Mortality, policy administration and surrender charges on the accounts are included in "Policy charges and fee income."




                                      B6

   Notes to Financial Statements

--------------------------------------------------------------------------------

   2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

   Separate Accounts represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the policyholders, with the exception of the Pruco Life of New Jersey Modified Guaranteed Annuity Account. The Pruco Life of New Jersey Modified Guaranteed Annuity Account is a non-unitized Separate Account, which funds the Modified Guaranteed Annuity Contract and the Market Value Adjustment Annuity Contract. Owners of the Pruco Life of New Jersey Modified Guaranteed Annuity and the Market Value Adjustment Annuity Contracts do not participate in the investment gain or loss from assets relating to such accounts. Such gain or loss is borne, in total, by the Company.

   Insurance Revenue and Expense Recognition
   Premiums from insurance policies are generally recognized when due. Benefits are recorded as an expense when they are incurred. For individual annuities in payout status, a liability for future policy benefits is recorded for the present value of expected future payments based on historical experience. Amounts received as payment for interest sensitive life, investment contracts and variable annuities are reported as deposits to "Policyholders' account balances." Revenues from these contracts are reflected as "Policy charges and fee income" and consist primarily of fees assessed during the period against the policyholders' account balances for mortality charges, policy administration charges, and surrender charges. In addition, interest earned from the investment of these account balances is reflected in "Net investment income." Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration, interest credited and amortization of DAC.

   Asset Management Fees
   The Company receives asset management fee income from Separate Account policyholder account balances invested in the Prudential Series Fund ("PSF").

   Derivative Financial Instruments
   Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, various financial indices, or the value of securities or commodities. Derivative financial instruments used by the Company are futures and can be exchange-traded or contracted in the over-the-counter market. The Company uses derivative financial instruments to seek to reduce market risk from changes in interest rates and to alter interest rate or currency exposures arising from mismatches between assets and liabilities. All derivatives used by the Company are for other than trading purposes.

   To qualify as a hedge, derivatives must be designated as hedges for existing assets, liabilities, firm commitments, or anticipated transactions which are identified and probable to occur, and effective in reducing the market risk to which the Company is exposed. The effectiveness of the derivatives must be evaluated at the inception of the hedge and throughout the hedge period.

   When derivatives qualify as hedges, the changes in the fair value or cash flows of the derivatives and the hedged items are recognized in earnings in the same period. If the Company's use of derivatives does not meet the criteria to apply hedge accounting, the derivatives are recorded at fair value in "Other liabilities" in the Statements of Financial Position, and changes in their fair value are recognized in earnings in "Realized investment gains, net" without considering changes in the hedged assets or liabilities. Cash flows from derivative assets and liabilities are reported in the operating activities section in the Statements of Cash Flows.

   Income Taxes
   The Company is a member of the consolidated federal income tax return of Prudential and files separate company state and local tax returns. Pursuant to the tax allocation arrangement, total federal income tax expense is determined on a separate company basis. Members with losses record tax benefits to the extent such losses are recognized in the consolidated federal tax provision. Deferred income taxes are generally recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to reduce a deferred tax asset to that portion that is expected to be realized.




                                      B7

   Notes to Financial Statements

--------------------------------------------------------------------------------

   2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

   New Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires that companies recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS No. 133 does not apply to most traditional insurance contracts. However, certain hybrid contracts that contain features which may affect settlement amounts similarly to derivatives may require separate accounting for the "host contract" and the underlying "embedded derivative" provisions. The latter provisions would be accounted for as derivatives as specified by the statement.

   SFAS No. 133 provides, if certain conditions are met, that a derivative may be specifically designated as (1) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), (2) a hedge of the exposure to variable cash flows of a forecasted transaction (cash flow hedge), or (3) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign-currency-denominated forecasted transaction (foreign currency hedge).

   Under SFAS No. 133, the accounting for changes in fair value of a derivative depends on its intended use and designation. For a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item. For a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. For a foreign currency hedge, the gain or loss is reported in other comprehensive income as part of the foreign currency translation adjustment. For all other derivatives not designated as hedging instruments, the gain or loss is recognized in earnings in the period of change. The Company is required to adopt this Statement, as amended, as of January 1, 2001 and is currently assessing the effect of the new standard.

   In October 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk" ("SOP 98-7"). This statement provides guidance on how to account for insurance and reinsurance contracts that do not transfer insurance risk. SOP 98-7 is effective for fiscal years beginning after June 15, 1999. The adoption of this statement is not expected to have a material effect on the Company's financial position or results of operations.

   Reclassifications
   Certain amounts in the prior years have been reclassified to conform to current year presentation.



                                      B8

   Notes to Financial Statements

--------------------------------------------------------------------------------

   3.  INVESTMENTS

   Fixed Maturities
   The following tables provide additional information relating to fixed maturities as of December 31:

                                                                             1999
                                            --------------------------------------------------------------
                                                                Gross          Gross         Estimated
                                              Amortized      Unrealized      Unrealized         Fair
                                                 Cost           Gains          Losses          Value
                                            ---------------------------------------------- ---------------
                                                                    (In Thousands)
      Fixed maturities available for sale
      U.S. Treasury securities and
      obligations of U.S. government
      corporations and agencies                 $  9,489         $     -        $    63        $  9,426


      Foreign government bonds                     5,000               -             68           4,932

      Corporate Securities                       588,695             681         19,499         569,877

      Mortgage-backed securities                   1,039               -              3           1,036
                                               ---------         -------       --------       ---------

      Total fixed maturities available for     $ 604,223         $   681       $ 19,633       $ 585,271
      sale

      Fixed Maturities held to maturity
       Corporate Securities                    $   7,470         $     -      $     531       $   6,938
                                               ---------         -------       --------       ---------

      Total fixed maturities held to            $  7,470         $     -        $   532        $  6,938
      maturity
                                               =========        ========       ========       =========



                                                                             1998
                                            --------------------------------------------------------------
                                                                 Gross          Gross         Estimated
                                               Amortized      Unrealized      Unrealized         Fair
                                                  Cost           Gains          Losses          Value
                                            ---------------------------------------------- ---------------
                                                                    (In Thousands)
      Fixed maturities available for sale
      U.S. Treasury securities and
      obligations of U.S. government
      corporations and agencies                 $ 51,663         $   260        $   318        $ 51,605


      Foreign government bonds                    34,744             887            236          35,395

      Corporate securities                       529,844           7,273          2,633         534,484

      Mortgage-backed securities                   1,507               -              1           1,506
                                               ---------         -------       --------       ---------
      Total fixed maturities available for
      sale                                     $ 617,758        $  8,420       $  3,188       $ 622,990
                                               =========        ========       ========       =========





                                      B9

   Notes to Financial Statements

--------------------------------------------------------------------------------

   3.  INVESTMENTS (continued)

   The amortized cost and estimated fair value of fixed maturities, categorized by contractual maturities at December 31, 1999, are shown below:


                                            Available for Sale                       Held to Maturity
                                    ------------------------------------  ---------------------------------------
                                       Amortized       Estimated Fair         Amortized         Estimated Fair
                                          Cost              Value                Cost                Value
                                    ------------------------------------  -------------------  ------------------
                                              (In Thousands)                          (In Thousands)

   Due in one year or less               $   78,150        $    76,922            $      -            $      -

   Due after one year through five          187,710            183,686                   -                   -
   years

   Due after five years through ten         268,224            257,241               7,470               6,938
   years

   Due after ten years                       70,139             67,422                   -                   -
                                         ----------        -----------           ---------          ----------
   Total                                 $  604,223        $   585,271           $   7,470          $    6,938
                                         ==========        ===========           =========          ==========



   Actual maturities will differ from contractual maturities because, in certain circumstances, issuers have the right to call or prepay obligations.

   Proceeds from the sale of fixed maturities available for sale during 1999, 1998, and 1997 were $698.8 million, $990.7 million, and $635.4 million, respectively. Gross gains of $3.5 million, $8.8 million, and $2.9 million, and gross losses of $8.0 million, $1.8 million, and $1.2 million were realized on those sales during 1999, 1998, and 1997, respectively. Proceeds from maturities of fixed maturities available for sale during 1999, 1998, and 1997 were $3.6 million, $10.4 million, and $10.0 million, respectively. During the years ended December 31, 1999, 1998, and 1997, there were no securities classified as held to maturity that were sold.

   Special Deposits
   Fixed maturities of $.5 million at both December 31, 1999 and 1998 respectively, were on deposit with governmental authorities or trustees as required by certain insurance laws.

   Investment Income and Investment Gains and Losses

   Net investment income arose from the following sources for the years ended December 31:

                                                      1999               1998               1997
                                                   ----------         ----------           -----------
                                                                    (In Thousands)
      Fixed maturities - AFS & HTM                   $  39,538         $   39,478          $   37,563
      Policy loans                                       7,641              7,350               6,596
      Short-term investments                             2,516              3,502               3,023
      Other                                                 60              (842)                 333
                                                     ---------         ---------           ----------
      Gross investment income                           49,755             49,488              47,515
      Less investment expenses                         (2,155)            (2,456)             (1,191)
                                                     ---------         ---------           ----------
      Net investment income                          $  47,600         $   47,032          $   46,324
                                                     =========         ==========          ==========

   Realized investment gains (losses), net, including charges for other than temporary reductions in value, for the years ended December 31, were as follows:
                                                      1999               1998               1997
                                               ------------------ ------------------ -------------------
                                                                    (In Thousands)

      Realized investment gains                    $    6,436           $   17,957          $   2,898
      Realized investment losses                      (11,449)              (9,511)            (1,191)
                                                   ----------           ----------          ---------
      Realized investment (losses) gains, net      $   (5,013)          $    8,446          $   1,707
                                                   ==========           ==========          =========




                                      B10

   Notes to Financial Statements

--------------------------------------------------------------------------------

   3.  INVESTMENTS (continued)

   Net Unrealized Investment Gains

   Net unrealized investment gains on fixed maturities available for sale are included in the Statements of Financial Position as a component of "Accumulated other comprehensive income". Changes in these amounts include adjustments to avoid including in "Other comprehensive income (loss)" those items that are included as part of "net income" for a period that also had been part of "Other comprehensive income (loss)" in earlier periods. The amounts for the years ended December 31, net of tax, are as follows:

                                                                                                          Accumulated
                                                                                                             other
                                                                                                         comprehensive
                                                                                                         income (loss)
                                                                Deferred                    Deferred     related to net
                                                Unrealized       policy    Policyholders'  income tax      unrealized
                                              gains (losses)  acquisition     Account      (liability)     investment
                                              on investments     costs        Balances       benefit     gains (losses)
                                             ----------------------------------------------------------------------------

  Balance, December 31, 1996                      $   4,170    $ (1,209)           $330     $ (1,259)         $  2,032
     Net investment gains on investments
     arising during the period                        4,788                                   (1,676)            3,112

     Reclassification adjustment for
     (losses) included in net income                (1,706)                                       597          (1,109)

     Impact of net unrealized investment
     (losses) on deferred policy
     acquisition costs                                            (2,170)                         759          (1,411)

     Impact of net unrealized investment
     gains on policyholders' account
     balances                                                                       519         (187)              332
                                                  ---------    --------       ---------     ---------        --------

  Balance, December 31, 1997                      $   7,252    $ (3,379)          $ 849     $ (1,766)         $  2,956
     Net investment gains on investments
     arising during the period                        4,966                                   (1,662)            3,304

     Reclassification adjustment for
     (losses) included in net income                (6,985)                                     2,338          (4,647)

     Impact of net unrealized investment
     (losses) on deferred policy
     acquisition costs                                             (166)                           58            (108)

     Impact of net unrealized investment
     gains on policyholders' account
     balances                                                                       138          (50)               88
                                                  ---------    --------       ---------     ---------        --------

  Balance, December 31, 1998                      $   5,233     $(3,545)          $ 987     $ (1,082)         $  1,593
     Net investment (losses) on investments
     arising during the period                     (28,794)                                    10,366         (18,428)

     Reclassification adjustment for gains
     included in net income                           4,610                                   (1,660)            2,950

     Impact of net unrealized investment
     gains on deferred policy acquisition
     costs                                                        14,681                      (5,285)            9,396

     Impact of net unrealized investment
     (losses) on policyholders' account
     balances                                                                   (2,499)           900          (1,599)
                                                  ---------    --------       ---------     ---------        --------

  Balance, December 31, 1999                     $ (18,951)     $ 11,136      $ (1,512)       $ 3,239        $ (6,088)
                                                  =========    =========      =========     =========        ========



                                      B11

   Notes to Financial Statements

--------------------------------------------------------------------------------

4.       DEFERRED POLICY ACQUISITION COSTS

   The balance of and changes in deferred policy acquisition costs for the year ended December 31, are as follows:

                                                                                      1999
                                                                              ---------------------
                                                                                 (In Thousands)
                        Balance, beginning of year                                    $  113,923
                        Capitalization of commissions, sales and issue                    13,439
                        expenses
                        Amortization                                                    (12,859)
                        Change in unrealized investment losses                            14,681
                                                                              ---------------------
                        Balance, end of year                                          $  129,184
                                                                              =====================



   5.  POLICYHOLDERS' LIABILITIES

   Future policy benefits and other policyholder liabilities at December 31 are as follows:


                                                          1999                     1998
                                                   -------------------      -------------------
                                                                    (In Thousands)
            Life insurance                               $  100,686               $   84,825
            Annuities                                         5,175                    5,007
                                                   -------------------      -------------------
                                                         $  105,861               $   89,832
                                                   ===================      ===================



   Life insurance liabilities include reserves for death and endowment policy benefits. Annuity liabilities include reserves for immediate annuities.

   The following table highlights the key assumptions generally utilized in calculating these reserves:


              Product                   Mortality                Interest Rate             Estimation Method
   -------------------------  --------------------------   ----------------------   ---------------------------
      Life insurance             Generally rates                  2.5% to 7.5%         Net level premium based
                                 guaranteed in                                         on non-forfeiture
                                 calculating                                           interest rate
                                 cash surrender values

      Individual immediate       1983 Individual Annuity         3.5% to 8.75%         Present value of
      annuities                  Mortality Table with                                  expected future payment
                                 certain modifications                                 based on historical
                                                                                       experience


    Policyholders' account balances at December 31, are as follows:



                                                          1999                     1998
                                                   -------------------      -------------------
                                                                    (In Thousands)
            Individual annuities                         $  150,687               $  148,327
            Interest-sensitive life contracts               264,230                  266,219
                                                   -------------------      -------------------
                                                         $  414,917               $  414,546
                                                   ===================      ===================



   Policyholders' account balances for interest-sensitive life and individual annuities are equal to policy account values plus unearned premiums. The policy account values represent an accumulation of gross premium payments plus credited interest less withdrawals, expenses, mortality charges.


                                      B12

   Notes to Financial Statements

--------------------------------------------------------------------------------

   5.  POLICYHOLDERS' LIABILITIES (continued)

   Certain contract provisions that determine the policyholder account balances are as follows:


                 Product                          Interest Rate                 Withdrawal / Surrender Charges
   --------------------------------  ------------------------------------  -------------------------------------

      Interest sensitive life                      4.0% to 5.4 %               Various up to 10 years
      contracts

      Individual annuities                         3.0% to 5.6%                0% to 8% for up to 8 years




   6.  REINSURANCE

   The Company participates in reinsurance with Prudential in order to provide greater diversification of business, provide additional capacity for future growth and limit the maximum net loss potential arising from large risks. Reinsurance ceded arrangements do not discharge the Company or the insurance subsidiaries as the primary insurer, except for cases involving a novation. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to the Company under the terms of the reinsurance agreements. The likelihood of a material reinsurance liability reassumed by the Company is considered to be remote.

   Reinsurance amounts included in the Statement of Operations for the year ended December 31 are below.



                                                      1999               1998               1997
                                               ------------------ ------------------ -------------------
                                                                   (In Thousands)

      Reinsurance premiums ceded - affiliated       $     (17)          $    (28)           $    (12)
                                               ================== ================== ===================

      Policyholders' benefits ceded                 $       0           $      0            $      0
                                               ================== ================== ===================



   Reinsurance recoverables, included in "Other assets" in the Company's Statements of Financial Position, at December 31 include amounts recoverable on unpaid and paid losses and were as follows:

                                                        1999            1998
                                                   ------------    ------------
                                                           (In Thousands)
            Life insurance - affiliated                  $16            $ 31
                                                   ============    ============



                                      B13

   Notes to Financial Statements

--------------------------------------------------------------------------------

   7.  INCOME TAXES

   The components of income taxes for the years ended December 31, are as follows:

                                                        1999              1998             1997
                                                 ----------------- ---------------- -----------------
                                                                   (In Thousands)

             Current tax expense (benefit):
             U.S.                                       $ 6,769          $14,786           $12,880
             State and local                                178              523               399
                                                 ----------------- ---------------- -----------------
             Total                                        6,947           15,309            13,279
                                                 ----------------- ---------------- -----------------

             Deferred tax expense (benefit):
             U.S.                                          (54)            2,198           (2,305)
             State and local                                (2)               63                 -
                                                 ----------------- ---------------- -----------------
             Total                                         (56)            2,261           (2,305)
                                                 ----------------- ---------------- -----------------

             Total income tax expense                   $ 6,891          $17,570           $10,974
                                                 ================= ================ =================



   The Company's income tax expense for the years ended December 31, differs from the amount computed by applying the expected federal income tax rate of 35% to income from operations before income taxes for the following reasons:

                                                        1999              1998             1997
                                                 ----------------- ---------------- -----------------
                                                                   (In Thousands)
             Expected federal income tax expense         $6,891          $17,288           $10,569
             State and local income taxes                   115              381               259
             Other                                        (115)             (99)               146
                                                 ----------------- ---------------- -----------------
             Total income tax expense                    $6,891          $17,570           $10,974
                                                 ================= ================ =================



   Deferred tax assets and liabilities at December 31, resulted from the items listed in the following table:


                                                          1999                  1998
                                                   ----------------      ----------------
                                                             (In Thousands)
             Deferred tax assets:
             Insurance reserves                          $ 9,711               $10,016
             Net unrealized (gains) losses on              6,823               (1,884)
             securities
             Investment gains                              2,083                     -
                                                   ----------------      ----------------
             Deferred tax assets                         $18,617                $8,132
                                                   ----------------      ----------------

             Deferred tax liabilities:
             Deferred acquisition costs                   37,174                28,509
             Investment gains                                  -                   963
             Other                                           879                 2,375
                                                   ----------------      ----------------
             Deferred tax liabilities                     38,053                31,847
                                                   ----------------      ----------------

             Net deferred tax liability                  $19,436               $23,715
                                                   ================      ================



   Management believes that based on its historical pattern of taxable income, the Company will produce sufficient income in the future to realize its deferred tax assets after valuation allowance. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of the deferred tax asset that is realizable. At December 31, 1999 and 1998, respectively, the Company had no federal or state operating loss carryforwards for tax purposes.




                                      B14

   Notes to Financial Statements

--------------------------------------------------------------------------------

   7.  INCOME TAXES (continued)

   The Internal Revenue Service (the "Service") has completed examinations of the consolidated federal income tax returns through 1992. The Service has begun their examination of the years 1993 through 1995.


   8.  EQUITY

   Reconciliation of Statutory Surplus and Net Income
   Accounting practices used to prepare statutory financial statements for regulatory purposes differ in certain instances from GAAP. The following table reconciles the Company's statutory net income and surplus as of and for the years ended December 31, determined in accordance with accounting practices prescribed or permitted by the New Jersey Department of Banking and Insurance with net income and equity determined using GAAP.


                                                            1999         1998       1997
                                                           -------      ------    --------
                                                                    (In Thousands)

Statutory net income                                      $ 20,221    $ 18,704    $ 18,306

Adjustments to reconcile to net income on a GAAP basis:
Amortization and capitalization of deferred                    580      12,464      (3,170)
acquisition costs
Deferred premium                                              (314)        534         198
Insurance revenues and expenses                                983        (808)      2,324
Income taxes                                                  (139)     (2,973)      2,517
Valuation of investments                                    (3,199)      5,896       1,707
Amortization of IMR                                         (2,089)     (2,102)     (1,850)
Asset management fees                                       (2,050)       --          --
Other, net                                                  (1,196)        108        (809)
                                                          --------    --------    --------
GAAP net income                                           $ 12,797    $ 31,823    $ 19,223
                                                          ========    ========    ========

                                                                 1999                 1998
                                                           ----------------     ----------------
                                                                      (In Thousands)
      Statutory surplus                                         $274,437             $252,530

      Adjustments to reconcile to equity on a GAAP basis:
      Valuation of investments                                   (9,644)               20,799
      Deferred acquisition costs                                 129,184              113,923
      Deferred premium                                           (1,159)              (1,473)
      Insurance liabilities                                     (23,889)             (18,141)
      Income Taxes                                              (17,977)             (21,716)
      Asset management fees                                      (2,050)                    -
      Other, net                                                   2,067                 (69)
                                                           ----------------     ----------------
      GAAP stockholder's equity                                 $350,969             $345,853
                                                           ================     ================



   9.  FAIR VALUE OF FINANCIAL INSTRUMENTS

   The estimated fair values presented below have been determined using available information and valuation methodologies. Considerable judgment is applied in interpreting data to develop the estimates of fair value. Accordingly, such estimates presented may not be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair values. The following methods and assumptions were used in calculating the fair values (for all other financial instruments presented in the table, the carrying value approximates estimated fair value).


                                      B15

   Notes to Financial Statements

--------------------------------------------------------------------------------

   9.  FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

   Fixed maturities
   Estimated fair values for fixed maturities are based on quoted market prices or estimates from independent pricing services.

   Policy loans
   The estimated fair value of policy loans is calculated using a discounted cash flow model based upon current U.S. Treasury rates and historical loan repayments.

   Investment contracts
   Estimated fair values of investment contracts are derived by using the policyholder's account balance.

   Derivative financial instruments
   The fair value of futures is estimated based on market quotes for transactions with similar terms.

   The following table discloses the carrying amounts and estimated fair values of the Company's financial instruments at December 31:

                                                    1999                                       1998
                                        ----------------------------------    -----------------------------------
                                              Carrying         Estimated            Carrying          Estimated
                                               Value          Fair Value              Value          Fair Value
                                        ---------------- -----------------    ----------------- -----------------
                                                                     (In Thousands)
      Financial Assets:
         Fixed maturities:
             Available for sale             $ 585,271          $585,271             $622,990          $622,990
             Held to maturity                   7,470             6,938                    -                 -
         Policy loans                         143,815           136,990              139,443           146,504
         Short-term investments                27,473            27,473               53,761            53,761
         Cash                                     117               117                   45                45
         Separate Accounts assets           1,827,484         1,827,484            1,450,986         1,450,986

      Financial Liabilities:
         Investment contracts                $ 92,096          $ 92,096             $ 87,948          $ 87,948
         Cash collateral for loaned            17,900            17,900               34,424            34,424
         securities
         Securities sold under
         agreements to repurchase                   -                 -               27,210            27,210

         Separate Accounts liabilities      1,827,484         1,827,484            1,450,986         1,450,986
         Derivatives                              597               597                    -                 -




   10.  DERIVATIVE AND OFF-BALANCE SHEET CREDIT-RELATED INSTRUMENTS

    Futures
   The Company uses exchange-traded Treasury futures to reduce market risks from changes in interest rates and to manage the duration of assets to better match the duration of liabilities supported by those assets. The Company enters into exchange-traded futures with regulated futures commissions merchants who are members of a trading exchange. The fair value of futures is estimated based on market quotes for a transaction with similar terms.

   Under exchange-traded futures, the Company agrees to purchase a specified number of contracts with other parties and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. Treasury futures move substantially in value as interest rates change and can be used to either modify or hedge existing interest rate risk. This strategy protects against the risk that cash flow requirements may necessitate liquidation of investments at unfavorable prices resulting from increases in interest rates. This strategy can be a more cost effective way of temporarily reducing the Company's exposure to a market decline than selling fixed income securities and purchasing a similar portfolio when such a decline is believed to be over.



                                      B16

   Notes to Financial Statements

--------------------------------------------------------------------------------

   10.  DERIVATIVE AND OFF-BALANCE SHEET CREDIT-RELATED INSTRUMENTS (continued)

   If futures meet hedge accounting criteria, changes in their fair value are deferred and recognized as an adjustment to the carrying value of the hedged item. Deferred gains or losses from the hedges for interest-bearing financial instruments are amortized as a yield adjustment over the remaining lives of the hedged item. Futures that do not qualify as hedges are carried at fair value with changes in value reported in current period earnings. The notional and fair value of futures contracts was $46.4 million and $(.6) million at December 31, 1999, respectively. There were no open futures contracts at December 31, 1998.

   Credit Risk
   The current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral where appropriate and customary. The Company also attempts to minimize its exposure to credit risk through the use of various credit monitoring techniques. All of the net credit exposure for the Company from derivative contracts is with investment-grade counterparties. As of December 31, 1999 100% of the notional consisted of interest rate derivatives.

   11.  CONTINGENCIES

   Various lawsuits against the Company have arisen in the course of the Company's business. In certain of these matters, large and/or indeterminate amounts are sought.

   On October 28, 1996, the Company entered into a Stipulation of Settlement with attorneys for the plaintiffs in a consolidated class action lawsuit pending in a Multi-District Litigation proceeding in the U.S. District Court for the District of New Jersey. The class action suit involved alleged improprieties in connection with the sale, servicing and operation of permanent life insurance policies from 1982 through 1995. Pursuant to the settlement, the Company has participated in a remediation program pursuant to which relief was offered to policyowners who were misled when they purchased permanent life insurance policies in the United States from 1982 to 1995. Prudential has agreed to indemnify the Company for any liability incurred in connection with that litigation.

   The balance of the Company's litigation is subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted with precision. Management believes that any ultimate liability which could result from such litigation would not have a material adverse effect on the Company's financial position.

   12.  DIVIDENDS

   The Company is subject to New Jersey law which requires any shareholder dividend or distribution must be filed with the New Jersey Commissioner of Insurance. Cash dividends may only be paid out of earned surplus derived from realized net profits.

   13.  RELATED PARTY TRANSACTIONS

   Service Agreements
   Prudential and the Company operate under service and lease agreements whereby services of officers and employees, supplies, use of equipment and office space are provided by Prudential. Prudential periodically reviews its methods for determining the level of administrative expenses charged to the Company. Late in 1998, Prudential revised its allocation methodology to more closely align allocations based on business processes, resulting in increased allocations from 1998 levels. Management believes that the updated methodology is reasonable and better reflects actual costs incurred by Prudential to process transactions on behalf of the Company. The net cost of these services allocated to the Company were $28.3 million, $23.5 million and $16.2 million for the years ended December 31, 1999, 1998, and 1997, respectively.

   In addition, the Company received allocated distribution expenses from Prudential's retail agency network. Beginning in 1999, market based distribution transfer pricing was the basis for allocating costs to each product line that distributes products through Prudential's retail agency channels. A majority of these distribution expenses have been capitalized by the Company as DAC.

   The Company receives asset management fees from Pruco Life for its policyholder account balances invested in the Prudential Series Fund ("PSF") managed by Pruco Life. The Company received from Pruco Life its allocable shares of such compensation in the amount of $7.4 million, $5.6 million, and $5.3 million, during 1999, 1998, and 1997, respectively, recorded as "Asset management fee income" in the Statements of Operations and Comprehensive Income.


                                      B17

   Notes to Financial Statements

--------------------------------------------------------------------------------

   13.  RELATED PARTY TRANSACTIONS (continued)

   The Company pays an asset management fee to Prudential Global Asset Management ("PGAM") for managing the Separate Account investment portfolio. The expense for the year was $3.0 million, which is shown in general, administrative and other expenses.

   The Company has sold a Corporate Owned Life Insurance ("COLI") policy to Prudential. The cash surrender value included in Separate Accounts at December 31, 1999 was $199.0 million.

   Reinsurance
   The Company currently has a reinsurance agreement in place with Prudential ("the reinsurer"). The reinsurance agreement is a yearly renewable term agreement in which the Company may offer and the reinsurer may accept reinsurance on any life in excess of the Company's maximum limit of retention. The Company is not relieved of its primary obligation to the policyholder as a result of these reinsurance transactions. These agreements had no material effect on net income for the years ended December 31, 1999, 1998, and 1997.

   Debt Agreements
   In July 1998, the Company established a revolving line of credit facility with Prudential Funding Corporation, a wholly-owned subsidiary of Prudential. There is no outstanding debt relating to this credit facility as of December 31, 1999.




                                      B18

                        Report of Independent Accountants



   To the Board of Directors and Stockholder of Pruco Life Insurance Company of New Jersey

   In our opinion, the accompanying statements of financial position and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Pruco Life Insurance Company of New Jersey (an indirect, wholly-owned subsidiary of the Prudential Insurance Company of America) at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



   PricewaterhouseCoopers LLP
   New York, New York
   March 21, 2000




                                      B19

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a)     FINANCIAL STATEMENTS

(1) Financial Statements of the Discovery Select Variable Annuity Subaccounts of Pruco Life of New Jersey Flexible Premium Variable Annuity Account (Registrant) consisting of the Statements of Net Assets as of December 31, 1999; the Statements of Operations for the period ended December 31, 1999; the Statements of Changes in Net Assets for the periods ended December 31, 1999 and December 31, 1998; and the Notes relating thereto appear in the Statement of Additional Information (Part B of the Registration Statement) (Note 1).

(2) Statements of Pruco Life of New Jersey (Depositor) consisting of the Statements of Financial Position as of December 31, 1999 and 1998; and the related Statements of Operations, Changes in Stockholder's Equity and Cash Flows for the years ended December 31, 1999, 1998 and 1997; and the Notes to the Financial Statements appear in the Statement of Additional Information (Part B of the Registration Statement). (Note 1)

(b)     EXHIBITS

(1) Resolution of the Board of Directors of Pruco Life Insurance Company of New Jersey establishing the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (Note 3)

(2)  Agreements for custody of securities and similar investments--Not
     Applicable.

(3) (a) Form of Distribution Agreement between Prudential Investment Management Services, Inc. "PIMS" (Underwriter) and Pruco Life Insurance Company of New Jersey (Depositor) (Note 2)

     (b) Form of Selected Broker Agreement used by PIMS (Note 2)

(4) (a) Form of The Strategic Partners Variable Annuity Contract V-BON 2000-NY (Note 1)

     (b) Form of The Strategic Partners Variable Annuity Contract V-DCA 2000-NY (Note 1)

(5)  (a) Application form for the Contract. (Note 1)

     (b) Application form for the Contract - PIAG (Note 1)

(6) (a) Articles of Incorporation of Pruco Life Insurance Company of New Jersey, as amended February 12, 1998. (Note 6)

     (b) By-laws of Pruco Life Insurance Company of New Jersey, as amended August 4, 1999. (Note 7)

(7) Contract of reinsurance in connection with variable annuity contract--Not Applicable.

(8) Other material contracts performed in whole or in part after the date the registration statement is filed:

     (a) Form of Fund Participation Agreement. (Note 4)

(9)  Opinion of Counsel as to legality of the securities being registered. (Note
     1)

(10) Written consent of PricewaterhouseCoopers LLP, independent accountants. (Note 1)

(11) All financial statements omitted from Item 23, Financial Statements-- Not Applicable.

(12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter, or initial Contract owners--Not Applicable.

(13) Schedule of Performance Computations. (Note 1)

(14) Powers of Attorney.

     (a) Ira J. Kleinman, Esther H. Milnes and I. Edward Price (Note 3)

     (b) James J. Avery Jr. (Note 5)

     (c) Dennis G. Sullivan (Note 6)

     (d) David R. Odenath, Jr. (Note 8)

     (e) William J. Eckert (Note 9)

----------

(Note 1) Filed herewith.

(Note 2)    Incorporated by reference to Post-Eeffective Amendment No. 4 to
    Form N-4 Registration No. 333-18117, filed April 16, 1999, on behalf of the Pruco Life of New Jersey Flexible Premium Variable Annuity Account.

(Note 3) Incorporated by reference to Form N-4, Registration No. 333-18113, filed December 18, 1996 on behalf of the Pruco Life of New Jersey Flexible Premium Variable Annuity Account.

(Note 4) Incorporated by reference to Form N-4, Registration No. 333-06701, filed June 26, 1996 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note 5) Incorporated by reference to Post-Effective Amendment No. 10 to Form
    S-1, Registration No. 33-20018, filed April 9, 1998 on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.

(Note 6) Incorporated by reference to Post-Effective Amendment No. 12 to Form
    S-1, Registration No. 33-20018, filed on April 16, 1999 on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.

(Note 7) Incorporated by reference to Form S-6, Registration No. 333-85117 filed August 13, 1999 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

(Note 8) Incorporated by reference to Post-Effective Amendment No. 13 to Form
    S-1, Registration No. 33-20018, filed April 12, 2000 on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.

(Note 9) Incorporated by reference to Form S-6 Registration No. 333-85117 filed
    October 13, 2000 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

ITEM 25.    DIRECTORS AND OFFICERS OF THE DEPOSITOR

See Part B: Directors and Officers.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"), a corporation organized under the laws of New Jersey, is an indirect, wholly-owned subsidiary of The Prudential Insurance Company of America, ("Prudential"), a mutual life insurance company organized under the laws of New Jersey. The subsidiaries of Prudential and short descriptions of each are set forth on the following pages.

Pruco Life of New Jersey may be deemed to control the following separate accounts which are registered as unit investment trusts under the Investment Company Act of 1940: the Pruco Life of New

Jersey Variable Appreciable Account, the Pruco Life of New Jersey Variable Insurance Account, the Pruco Life of New Jersey Single Premium Variable Life Account, the Pruco Life of New Jersey Single Premium Variable Annuity Account, the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (Registrant), the Pruco Life of New Jersey Modified Guaranteed Annuity Account and the Pruco Life of New Jersey Variable Real Property Account (separate accounts of Pruco Life of New Jersey)

The above-referenced separate accounts, along with Prudential and certain of Prudential's separate accounts, hold the majority of the shares of The Prudential Series Fund, Inc., a Maryland corporation. In addition, The Prudential holds all the shares of Prudential's Gibraltar Fund, a Maryland Corporation, in three of its separate accounts. The Prudential Series Fund, Inc. and Prudential's Gibraltar Fund are registered as open-end diversified, management investment companies under the Investment Company Act of 1940. Additionally, the aforementioned separate accounts of Prudential are registered as unit investment trusts under the Investment Company Act of 1940.

In addition, Pruco Life of New Jersey may also be deemed to be under common control with The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, and The Prudential Variable Contract Account-11, separate accounts of Prudential, all of which are registered as open-end, diversified, management investment companies under the Investment Company Act of 1940 and with the Prudential Variable Contract Account-24, a registered unit investment trust.

The subsidiaries of Prudential and short descriptions of each are listed under
Item 25 of Post-Effective Amendment No. 34 to the Form N-1A Registration Statement for The Prudential Series Fund, Inc., Registration No. 2-80896, filed April 24, 1998, the text of which is hereby incorporated.

ITEM 27.    NUMBER OF CONTRACT OWNERS

Not Applicable.

ITEM 28.   INDEMNIFICATION

The Registrant, in conjunction with certain affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

New Jersey, being the state of organization of Pruco Life Insurance Company of New Jersey ("PLNJ"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of New Jersey law permitting indemnification can be found in Section 14A:3-5 of the New Jersey Statutes Annotated. The text of PLNJ's By-law,
Article V, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 3(ii) to its form 10-Q filed August 15, 1997.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.   PRINCIPAL UNDERWRITERS


    (a) Prudential Investment Management Services LLC (PIMS)

    PIMS is distributor for the following open-end management companies: Cash Accumulation Trust, COMMAND Money Fund, COMMAND Government Fund, COMMAND Tax-Free Fund, Global Utility Fund, Inc., Nicholas-Applegate Fund, Inc. (Nicholas-Applegate Growth Equity Fund), Prudential Balanced Fund, Prudential California Municipal Fund, Prudential Diversified Bond Fund, Inc., Prudential Diversified Funds, Prudential Emerging Growth Fund, Inc., Prudential Equity Fund, Inc., Prudential Equity Income Fund, Prudential Europe Growth Fund, Inc., Prudential Global Genesis Fund, Inc., Prudential Global Total Return Fund, Inc., Prudential Government Income Fund, Inc., Prudential Government Securities Trust, Prudential High Yield Fund, Inc., Prudential High Yield Total Return Fund, Inc., Prudential Index Series Fund. Prudential Institutional Liquidity Portfolio, Inc., Prudential International Bond Fund, Inc., Prudential Mid-Cap Value Fund, Prudential MoneyMart Assets, Inc., Prudential Municipal Bond Fund, Prudential Municipal Series Fund, Prudential National Municipals Fund, Inc., Prudential Natural Resources Fund, Inc., Prudential Pacific Growth Fund, Inc., Prudential Real Estate Securities Fund, Prudential Sector Funds, Inc., Prudential Small-Cap Quantum Fund, Inc., Prudential Small Company Value Fund, Inc., Prudential Special Money Market Fund, Inc., Prudential Structured Maturity Fund, Inc., Prudential Tax-Free Money Fund, Inc., Prudential Tax-Managed Funds, Prudential 20/20 Focus Fund, Prudential World Fund, Inc., The Prudential Investment Portfolios, Inc., Strategic Partners Series, Target Funds and The target Portfolio Trust.

    PIMS is also distributor of the following unit investment trusts: Separate
Accounts: Prudential's Gibraltar Fund, Inc., The Prudential Variable Contract Account -2, The Prudential Variable Contract Account-10, The Prudential Variable Contract Account -11, The Prudential Variable Contract Account-24, The Prudential Variable Contract GI-2, The Prudential Discovery Select Group Variable Contract Account, The Pruco Life Flexible Premium Variable Annuity Account, The Pruco Life of New Jersey Flexible Premium Variable Annuity Account, The Prudential Individual Variable Contract Account and The Prudential Qualified Individual Variable Contract Account.

                                                                                     POSITIONS AND
                                                          POSITIONS AND OFFICES      OFFICES WITH
                                    NAME (1)                WITH UNDERWRITER          REGISTRANT
                              --------------------   ------------------------------ --------------
                              Robert F. Gunia....... President                      None

                              Kevin B. Frawley...... Senior Vice President and
                                                     Chief Compliance Officer       None

                              Jean D. Hamilton...... Executive Vice President       None

                              John R. Strangfeld.... Executive Vice President       None

                              Francis O. Odubekun... Senior Vice President and
                                                     Chief Operating Officer        None

                              William V. Healey..... Senior Vice President,
                                                     Secretary and Chief Legal
                                                     Officer                        None

                              Margaret M. Deverell.. Senior Vice President,
                                                     Comptroller and Chief
                                                     Financial Officer              None

                              C. Edward Chaplin..... Treasurer                      None

------------------------

(1) The address of each person named is Prudential Plaza, 751 Broad Street, Newark, New Jersey 07102 unless otherwise noted.

(c) Not applicable

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books or other documents required to be maintained by Section 31
(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through The Prudential Insurance Company of America, 751 Broad Street, Newark, New Jersey 07102-3777.


ITEM 31. MANAGEMENT SERVICES

Summary of any contract not discussed in Part A or Part B of the registration statement under which management-related services are provided to the Registrant--Not Applicable.

ITEM 32. UNDERTAKINGS

(a) Registrant undertakes to file a post-effective amendment to this Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information.

(c) Registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) Restrictions on withdrawal under Section 403(b) Contracts are imposed in reliance upon, and in compliance with, a no-action letter issued by the Chief of the Office of Insurance Products and Legal Compliance of the U.S. Securities and Exchange Commission to the American Council of Life Insurance on November 28, 1988.

(e) Pruco Life of New Jersey hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Pruco Life of New Jersey.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested, all in the City of Newark and the State of New Jersey, on this 3rd day of November, 2000.

            THE PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM
            VARIABLE ANNUITY ACCOUNT
                   (Registrant)

            BY: PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                   (Depositor)



        Attest:  /s/ CLIFFORD E. KIRSCH                  /s/  ESTHER H. MILNES
        -------------------------------                  ---------------------
                     CLIFFORD E. KIRSCH                    ESTHER H. MILNES
                     CHIEF LEGAL OFFICER AND SECRETARY     PRESIDENT


                                   SIGNATURES

    As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.




                     SIGNATURE AND TITLE
     ------------------------------------------------

                    *
            ------------------------------------

                   ESTHER H. MILNES                     Date November 3, 2000
                   PRESIDENT AND DIRECTOR


                    *
            ------------------------------------
                   JAMES J. AVERY JR
                   CHAIRMAN OF THE BOARD AND
                   DIRECTOR

                                                        *By: CLIFFORD E. KIRSCH
                    *                                   -----------------------
           -------------------------------------        CLIFFORD E. KIRSCH
                   WILLIAM J. ECKERT                    (ATTORNEY-IN-FACT)
                   VICE PRESIDENT AND CHIEF
                   ACCOUNTING OFFICER (PRINCIPAL
                   FINANCIAL OFFICER AND CHIEF
                   ACCOUNTING OFFICER


                    *
            ------------------------------------
                   IRA J. KLEINMAN
                   DIRECTOR

                    *
             ------------------------------------
                   I. EDWARD PRICE
                   DIRECTOR


                    *
             ------------------------------------
                   DAVID R. ODENATH, JR.
                   DIRECTOR


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